UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SATYAM COMPUTER SERVICES LIMITED

(Name of Subject Company (Issuer))

VENTURBAY CONSULTANTS PRIVATE LIMITED

and

TECH MAHINDRA LIMITED

(Names of Filing Persons (Offeror))

Common Shares, par value Rs. 2.0 per share

American Depositary Shares, each representing two Common Shares1

(Title of Class of Securities)

CUSIP Number for Common Shares: Y7530Q141;

CUSIP Number for American Depositary Shares: 804098101

(CUSIP Number of Class of Securities)

Milind Kulkarni

Vice President Finance

Tech Mahindra, Ltd.

Sharada Centre, Off Karve Road

Erandwane

Pune, 411 004, India

+91 20 6601 8100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Gina K. Gunning, Esq.

Peter E. Izanec, Esq.

Jones Day

901 Lakeside Avenue,

Cleveland, Ohio 44114

216-586-3939

[1]	Only Common Shares may be tendered directly in the Offer

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$251,013,172.91	$14,006.00

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 199,079,413 shares of the outstanding Common Stock, par value Rs. 2 per share, at a price per share of Rs. 58 in cash. The exchange rate used to convert the transaction value in Rupees to U.S. dollars for purposes of calculating the filing fee is US$1.00 = Rs. 46.

**	The amount of the filing fee equals $55.80 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4 (i) (Cross-Border Issuer Tender Offer).

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Venturbay Consultants Private Limited, a private limited company organized under the laws of India (“Venturbay”), and Tech Mahindra Limited, a public limited company organized under the laws of India (“Tech Mahindra” and together with Venturbay, the “Purchaser”), pursuant to Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its open public offer to purchase for cash up to 199,079,413 shares of Common Stock, par value Rupees 2 per share (“Shares”) of Satyam Computer Services Limited, a public limited company organized under the laws of India (the “Company”), on the terms and subject to the conditions set forth in this Schedule TO and in the Letter of Offer, dated June 5, 2009 (the “Letter of Offer”), the related Form of Acceptance-cum-Acknowledgement and the ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l)(A), (a)(l)(B) and (a)(1)(C), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). The Letter of Offer was first mailed to holders of Shares on June 8, 2009.

The information in the Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to Items 1-11 of this Schedule TO, and as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the Letter of Offer in the section titled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Satyam Computer Services Limited. The address of the Company’s principal executive offices is Satyam Infocity, Unit — 12, Plot No. 35/36, Hi-tech City layout, Survey No. 64, Madhapur, Hyderabad — 500 081, Andhra Pradesh, India. The Company’s telephone number is +(91) 40 3063 6363.

(b) The title of the subject securities is Common Stock, par value Rupees 2 per share. As of May 5, 2009, the total number of Shares outstanding immediately after the Preferential Allotment (as defined in the Letter of Offer) was 976,722,347. As of May 5, 2009, the total number of American Depositary Shares, each representing two Shares, outstanding was 49,313,887. The information set forth in the Letter of Offer in the section titled “Background of the Target Company” is incorporated herein by reference.

(c) The information set forth in the Letter of Offer in the section titled “Offer Price and Financial Arrangements” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The name of the filing persons are Venturbay Consultants Private Limited and Tech Mahindra Limited. The address of both Venturbay’s and Tech Mahindra’s principal executive offices is Sharada Centre, Off Karve Road, Erandwane, Pune, 411 004, India. The Purchaser’s telephone number is +(91) 20 6601 8100. The information set forth in Annexure A attached hereto is incorporated herein by reference.

(b) The information set forth in the Letter of Offer in the section titled “Background of the Acquirer and PAC” is incorporated herein by reference.

(c) The information set forth in Annexure A attached hereto and in the Letter of Offer in the section titled “Background of the Acquirer and PAC” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) –(xii) The information set forth in the Letter of Offer on the cover page and in the sections titled “Summary Term Sheet,” “Details of the Offer,” “Offer Price and Financial Arrangements,” “Terms and Conditions of the Offer,” and “Procedure for Acceptance and Settlement” is incorporated herein by reference. No subsequent offering period will be available after the expiration of the Offer.

(a)(2)(i-vii) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Not applicable.

(b) The information set forth in the Letter of Offer in the section titled “Details of the Offer” is incorporated herein by reference. The Purchaser has appointed Mr. Vineet Nayyar, Mr. C.P. Gurnani, Mr. Sanjay Kalra, and Mr. Ulhas N. Yargop to the board of directors of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Letter of Offer in the sections titled “Summary Term Sheet,” “Details of the Offer,” “Background of the Acquirer and PAC,” “Background of the Target Company,” and “Offer Price and Financial Arrangements” is incorporated herein by reference.

(c)(1-7) The information set forth in the Letter of Offer in the sections titled “Details of the Offer,” “Option to the Acquirer in Terms of Regulation 21(2),” and “Background of the Target Company” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in Annexure B attached hereto and in the Letter of Offer in the sections titled “Summary Term Sheet” and “Offer Price and Financial Arrangements” is incorporated herein by reference.

(b) The information set forth in Annexure B attached hereto and in the Letter of Offer in the sections titled “Summary Term Sheet” and “Offer Price and Financial Arrangements” is incorporated herein by reference.

(d) The information set forth in the Letter of Offer in the sections titled “Summary Term Sheet” and “Offer Price and Financial Arrangements,” as well as the supplemental information set forth in Annexure B attached hereto, are incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Letter of Offer in the sections titled “Summary Term Sheet,” “Details of the Offer,” and “Background of the Acquirer and PAC” is incorporated herein by reference.

(b) The information set forth in the Letter of Offer in the sections titled “Summary Term Sheet,” “Details of the Offer,” and “Background of the Acquirer and PAC” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) No persons or classes of persons are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer.

Item 10. Financial Statements.

(a) The information set forth in Annexures C and D attached hereto and in the Letter of Offer in the sections titled “Background of the Acquirer and PAC” and “Summary of Significant Differences Between U.S. GAAP and Indian GAAP” is incorporated herein by reference.

(b) Not applicable.

Item 11. Additional Information.

(a)(1) Not applicable.

(a)(2) The information set forth in the Letter of Offer in the sections titled “Summary Term Sheet,” “Details of the Offer,” “Background of the Target Company,” “Terms and Conditions of the Offer,” and “Procedure for Acceptance and Settlement” is incorporated herein by reference.

(a)(3) The information set forth in the Letter of Offer in the section titled “Terms and Conditions of the Offer” is incorporated herein by reference.

(a)(4) The ADSs are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the ADSs for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares underlying the ADSs pursuant to the Offer, the ADSs might no longer constitute “margin securities” for purposes of the Federal Reserve Board of Governors’ margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the ADSs under the Exchange Act were terminated, the ADSs would no longer constitute margin securities.

(a)(5) None.

(b) The information set forth in the Letter of Offer, the related Form of Acceptance-cum-Acknowledgement and ADS Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A), (a)(l)(B) and (a)(1)(C) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Letter of Offer, dated June 5, 2009

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement

(a)(1)(C)	ADS Letter of Transmittal

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(2)-(5)	Not applicable

(b)(1)	Subscription Cum Option Agreement among Tech Mahindra Limited and Venturbay Consultants Private Limited and Tata Capital Limited, dated April 16, 2009 (filed as Exhibit 99.5 to the Purchaser’s Amendment No. 1 to Schedule 13D filed on June 8, 2009 and incorporated herein by reference).

(b)(2)	Subscription Cum Option Agreement among Tech Mahindra Limited and Venturbay Consultants Private Limited and Infrastructure Development Finance Company Limited, dated April 16, 2009 (filed as Exhibit 99.6 to the Purchaser’s Amendment No. 1 to Schedule 13D filed on June 8, 2009 and incorporated herein by reference).

(c)	Not applicable

(d)(1)	Share Subscription Agreement, dated April 13, 2009, by and among the Company, Venturbay and Tech Mahindra (filed as Exhibit 99.1 to the Purchaser’s Schedule 13D filed on May 15, 2009)

(d)(2)	Public Announcement to the Shareholders of the Company, issued by Kotak Mahindra Capital Company Limited, for and on behalf of Venturbay and Tech Mahindra, dated April 22, 2009 (filed as Exhibit 99.1 to the Purchaser’s Schedule TO filed on April 22, 2009 and incorporated herein by reference)

(d)(3)	Standstill Agreement, dated March 24, 2009, by and between Venturbay and the Company (filed as Exhibit 99.3 to the Purchaser’s Schedule 13D filed on May 15, 2009)

(d)(4)	Standstill Agreement, dated March 24, 2009, by and between Tech Mahindra and the Company (filed as Exhibit 99.4 to the Purchaser’s Schedule 13D filed on May 15, 2009)

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2009	VENTURBAY CONSULTANTS PRIVATE LIMITED

	By:	/S/ MILIND KULKARNI
Milind Kulkarni Director

TECH MAHINDRA LIMITED

By:	/S/ MILIND KULKARNI
Milind Kulkarni Vice President Finance

EXHIBIT INDEX

(a)(1)(A)	Letter of Offer, dated June 5, 2009

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement

(a)(1)(C)	ADS Letter of Transmittal

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(2)-(5)	Not applicable

(b)(1)	Subscription Cum Option Agreement among Tech Mahindra Limited and Venturbay Consultants Private Limited and Tata Capital Limited, dated April 16, 2009 (filed as Exhibit 99.5 to the Purchaser’s Amendment No. 1 to Schedule 13D filed on June 8, 2009 and incorporated herein by reference).

(b)(2)	Subscription Cum Option Agreement among Tech Mahindra Limited and Venturbay Consultants Private Limited and Infrastructure Development Finance Company Limited, dated April 16, 2009 (filed as Exhibit 99.6 to the Purchaser’s Amendment No. 1 to Schedule 13D filed on June 8, 2009 and incorporated herein by reference).

(c)	Not applicable

(d)(1)	Share Subscription Agreement, dated April 13, 2009, by and among the Company, Venturbay and Tech Mahindra (filed as Exhibit 99.1 to the Purchaser’s Schedule 13D filed on May 15, 2009)

(d)(2)	Public Announcement to the Shareholders of the Company, issued by Kotak Mahindra Capital Company Limited, for and on behalf of Venturbay and Tech Mahindra, dated April 22, 2009 (filed as Exhibit 99.1 to the Purchaser’s Schedule TO filed on April 22, 2009 and incorporated herein by reference)

(d)(3)	Standstill Agreement, dated March 24, 2009, by and between Venturbay and the Company (filed as Exhibit 99.3 to the Purchaser’s Schedule 13D filed on May 15, 2009)

(d)(4)	Standstill Agreement, dated March 24, 2009, by and between Tech Mahindra and the Company (filed as Exhibit 99.4 to the Purchaser’s Schedule 13D filed on May 15, 2009)

(g)	Not applicable

(h)	Not applicable

ANNEXURE A

CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING VENTURBAY CONSULTANTS PRIVATE LIMITED AND TECH MAHINDRA LIMITED

I. Venturbay Consultants Private Limited

Directors

NAME	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS	BUSINESS ADDRESS
Mr. Vineet Nayyar	Vice Chairman, Managing Director & Chief Executive Officer, Tech Mahindra Limited	IT Services	Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India

Mr. Atanu Sarkar	Vice President & Chief Legal Officer, Tech Mahindra Limited	IT Services	Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India

Mr. Milind Kulkarni	Vice President – Finance, Tech Mahindra Limited	IT Services	Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India

Mr. Paul Ringham	Commercial Director, British Telecom plc.	IT Services	Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India

Mr. Sonjoy Anand	Chief Financial Officer, Tech Mahindra Limited	IT Services	Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India

Mr. Ulhas N. Yargop	President - IT Sector, Mahindra & Mahindra Limited	Automobile and Tractor Manufacturing	Gateway Building, Apollo Bunder, Mumbai, 400 001, India

Venturbay does not have any executive officers.

Other than for Mr. Ringham (British national), each of the directors listed above is a citizen of India.

The filing of this Statement on Schedule TO shall not be construed as an admission that any of such individuals is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement on Schedule TO.

II. Tech Mahindra Limited

Directors

NAME	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS	BUSINESS ADDRESS
Mr. Anand G. Mahindra	Non-Executive Chairman, Tech Mahindra Limited and Vice Chairman and Managing Director of Mahindra & Mahindra Limited	Automobile and Tractor Manufacturing	Gateway Building, Apollo Bunder, Mumbai, 400 001, India

Mr. Vineet Nayyar	Vice Chairman, Managing Director & Chief Executive Officer, Tech Mahindra Limited	IT Services	Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India

Hon. Akash Paul	Director, Caparo Group, UK	Manufacturing	Caparo House, 103 Baker Street, London W1U 6LN

Mr. Arun Seth	Chairman, BT India Private Limited	Telecom Services	1st Floor, Tower B, DLF Centre Court, Phas –V, DLF City, Golf Course Sector Road, Gurgaon – 122002

Mr. Bharat N. Doshi	Executive Director, Mahindra & Mahindra Limited	Automobile and Tractor Manufacturing	Gateway Building, Apollo Bunder, Mumbai, 400 001, India

Mr. B. H. Wani	Consultant solicitor	Solicitor	B-20 Alice Court, Mogul Lane, Mahim, Mumbai – 16, India

Mr. Clive Goodwin	Director International Development, BT Wholesale Markets	Telecommunications	1 City Place, Gatwick, West Sussex RH6 0PA

Mr. M. Damodaran	Chief Representative and Advisor, India - ING Groep Amsterdam	Financial Services	Mezzanine Floor, Pragati Bhawan, Jai Singh Road, New Delhi –100 001, India

Mr. Anupam Pradip Puri	Advisor, Corsair Capital	Financial Services	717 Fifth Avenue, New York, New York 10022, United States of America
Mr. Al-Noor Ramji	CEO / CIO, British Telecommunications Plc.	Telecommunications	BT Centre, 81 Newgate Street, London EC1A 7AJ, United Kingdom

NAME	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS	BUSINESS ADDRESS

Mr. Paul Ringham	Commercial Director, British Telecommunications Plc.	Telecommunications	BT Centre, 81 Newgate Street, London, EC1A 7AJ, United Kingdom

Mr. Ulhas N. Yargop	President - IT Sector, Mahindra & Mahindra Limited	Automobile and Tractor Manufacturing	Gateway Building, Apollo Bunder, Mumbai, 400 001, India

Mr. Paul Zuckerman	Executive Chairman – Zuckerman & Associates Limited	Consulting Services	105 Grosvenor Road, London, SW1V 3LG, United Kingdom

Dr. Raj Reddy	Professor, Carnegie Mellon University	Education	5000 Forbes Ave Pittsburgh, PA 15213, United States of America

Mr. Ravindra Kulkarni	Senior Partner, Khaitan & Co.	Solicitor	Meher Chambers R K Marg, Ballard Estate Mumbai 400 001, India

Other than Mr. Ramji (British national), Mr. Puri (United States citizen), Mr. Goodwin (British national), Mr. Ringham (British national), Mr. Zuckerman (British national), and Dr. Raj Reddy (United States citizen) each of the directors listed above is a citizen of India.

Executive Officers

NAME	POSITION
Vineet Nayyar	Vice Chairman, Managing Director & Chief Executive Officer
Sanjay Kalra	President
L. Ravichandran	Executive Vice President and Chief Operating Officer
Rakesh Soni	Executive Vice President and Chief Operating Officer
C.P. Gurnani	President, International Operations
Sujit Baksi	President, Corporate Affairs
Sonjoy Anand	Chief Financial Officer
Atul Kunwar	Chief Business Development Officer

The principal occupation of each of the executive officers listed above is serving as an employee of Tech Mahindra Limited in their respective capacity listed above. Each of the executive officers listed above is a citizen of India and the principal business address of each such individual is c/o Tech Mahindra Limited, Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India, telephone +91 20 6601 8100.

The filing of this Statement on Schedule TO shall not be construed as an admission that any of such individuals is, for the purposes of Section 13(d) or 13(g) of the Exchange Act the beneficial owner of any securities covered by this statement on Schedule TO.

ANNEXURE B

The source of funds used to acquire Shares by Venturbay (including the funds anticipated to be used to acquire Shares in the Offer) was from internal resources, optionally convertible domestic debt, equity by Tech Mahindra in Venturbay and debt extended by Tech Mahindra to Venturbay. The total consideration used to purchase the Shares in the issuance of Shares by the Company to Venturbay (the “Initial Allotment”) was Rs. 17,56,03,30,966 (approximately US$351 million based on an exchange rate of Rs. 50 to US$1). In connection with Venturbay’s anticipated acquisition of Shares in the Initial Allotment and Offer, (1) Tech Mahindra has infused funds in Venturbay by using cash on hand, which includes funds that Tech Mahindra previously had available to it for general corporate purposes such as capital expenditures and working capital needs, and (2) Venturbay raised capital through the issuance of optionally convertible debentures (as described in more detail in the next sentence). In connection with its acquisition of the Shares, Venturbay has issued optionally convertible debentures to various institutional investors for an aggregate consideration of Rs. 550 Crores (approximately US$110 million based on the above-stated exchange rate) in the aggregate, at an effective interest rate of approximately 15%, which indebtedness matures over a period of three years or may be converted into equity at the end of three years. It is anticipated that this indebtedness will be paid from proceeds from operations and/or future capital raising transactions.

Separately, Tech Mahindra has borrowed Rs. 1450 Crores (approximately US$290 million based on the above-stated exchange rate) from various banks, mutual funds, institutions & non banking financial institutions at an effective interest rate of approximately 10%, which indebtedness matures over a period of one to five years. This indebtedness has been incurred in connection with Tech Mahindra’s anticipated need for increased working capital & capital expenditures in the coming years. It is anticipated that this indebtedness also will be paid from proceeds from operations and/or future capital raising transactions.

ANNEXURE C

TECH MAHINDRA LIMITED

		Rs. in Million
Consolidated Balance Sheet as at		Schedule	March 31, 2009	March 31, 2008
I.	SOURCES OF FUNDS:
	SHAREHOLDERS’ FUNDS:
	Share Capital	I	1,217	1,214
	Share Application Money		1	—
	Reserves and Surplus	II	18,214	11,358

			19,432	12,572

	MINORITY INTEREST		112	111

	LOAN FUND:	III
	Unsecured Loan		—	300

			—	300

			19,544	12,983

II.	APPLICATION OF FUNDS:
	FIXED ASSETS:	IV
	Gross Block		9,079	7,457
	Less: Accumulated Depreciation		4,100	3,101

	Net Block		4,979	4,356
	Capital Work-in-Progress, including Capital Advances		1,541	1,640

			6,520	5,996
	INVESTMENTS:	V	4,346	633
	DEFERRED TAX ASSET (Net):		196	60
	(refer Note 17 to schedule XIII)

	CURRENT ASSETS, LOANS AND ADVANCES:
	Inventory		13	17
	Sundry Debtors	VI	9,022	10,965
	Cash and Bank Balances	VI	5,382	976
	Loans and Advances	VI	2,953	3,604

			17,370	15,562

	Less: CURRENT LIABILITIES AND PROVISIONS:
	Current Liabilities	VII	6,738	6,505
	Provisions	VIII	2,150	2,763

			8,888	9,268

	Net Current Assets		8,482	6,294

			19,544	12,983

	SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS:	XIII

As per our attached report of even date

For Deloitte Haskins & Sells	For Tech Mahindra Limited
Chartered Accountants

	Mr. Anand G. Mahindra	Mr. Vineet Nayyar
	Chairman	Vice Chairman, Managing Director & CEO
Hemant M Joshi
Partner
Hyderabad, Dated: April 27, 2009
	Hon. Akash Paul	Mr. Bharat Doshi	Mr. Anupam Puri
	Director	Director	Director

	Mr. Arun Seth	Mr. M. Damodaran	Mr. B.H. Wani
	Director	Director	Director

	Mr. Clive Goodwin	Mr. Ravidra Kulkarni	Mr. Paul Zuckerman
	Director	Director	Director

	Dr. Raj Reddy		Mr. Ulhas N. Yargop
	Director		Director

Mr. Vikrant Gandhe
Asst. Company Secretary
Hyderabad, Dated : April 27, 2009

TECH MAHINDRA LIMITED

Schedules forming part of the Consolidated Balance Sheet

	Rs. in Million
	As at March 31, 2009	As at March 31, 2008
Schedule I
SHARE CAPITAL:
Authorised:
175,000,000 (previous year 175,000,000) Equity Shares of Rs. 10.00 each.	1,750	1,750

	1,750	1,750

Issued, Subscribed and Paid-up:
121,733,634 (previous year 121,362,869) Equity Shares of Rs.10.00 each fully paid-up.	1,217	1,214

	1,217	1,214

Notes:

1	Out of the above 9,931,638 (previous year 9,931,638) Equity Share of Rs. 10 each fully paid-up are held by Mahindra BT Investment Company (Mauritius) Limited, a subsidiary of Mahindra and Mahindra Ltd and 53,776,252 (previous year 53,776,252) equity shares of Rs. 10 each are held by Mahindra & Mahindra Ltd., the ultimate holding company.
2	The above includes 51,000,100 and 25,000,000 Equity Shares originally of Rs. 2 each issued as fully paid-up bonus shares by capitalisation of balance of Profit and Loss Account and General Reserve, respectively.
3	The company had consolidated 5 equity shares of face value Rs. 2 each into 1 equity share of face value Rs. 10 each
4	The above includes 90,148,459 Equity Shares of Rs. 10 each allotted as fully paid-up bonus shares by way of capitalisation of Profit and Loss Account.
5	Refer note 15 of schedule XIII for stock options.

Schedule II
RESERVES AND SURPLUS:
General Reserve:
As per last Balance Sheet	2,714		1,014
Add: Transfer from Profit and Loss Account	1,000		1,700
Less: Transfered on Amalgamation	1,013		—

(refer note of 6 (a) schedule XIII)
		2,701	2,714

Securities Premium:
As per last Balance Sheet	2,303		2,293
Add : Received during the year	27		10

		2,330	2,303

Currency Translation Reserve
As per last Balance Sheet	28		21
Add: Transfered on Amalgamation	5		—
Addition during the period	77		7

		105	28

Profit / (Loss) on cash flow hedges (refer Note 1 (l) of schedule XIII)		(936)	851

Balance in Profit and Loss Account	14,036		5,462
Less: Transfered on Amalgamation	22		—

		14,014	5,462

		18,214	11,358

TECH MAHINDRA LIMITED

Schedules forming part of the Consolidated Balance Sheet—(Continued)

		Rs. in Million
		As at March 31, 2009	As at March 31, 2008
Schedule III
LOAN FUNDS:
Unsecured Loan:
Overdraft from bank		—	300

		—	300

Schedule V
INVESTMENTS
Long Term (Unquoted-at cost)
Trade:
In Subsidiary Companies
50,000 Equity shares (previous year 50,000) of Tech Mahindra Foundation of Rs. 10 each fully paid up		1	1

In Other Companies

1,603,380 E1 Preference shares (previous year Nil) of Servista Limited of GBP 0.002 each fully paid up (refer note 23 of schedule XIII)		54	—

896,620 E2 Preference shares (previous year Nil) of Servista Limited of GBP 0.002 each fully paid up (refer note 23 of schedule XIII)		30	—

4,232,622 Ordinary shares (previous year Nil) of Servista Limited of GBP 0.002 each fully paid up (refer note 23 of schedule XIII)		1	—

		85	—
Current Investments (Unquoted)

Non Trade:
Nil (previous year 3,071.62) units of Rs. Nil (previous year Rs. 1,000.60) each of DSP Merrill Lynch Liquidity Plus Institutional Plan-daily dividend	—		3
Nil (previous year 50,544.74) units of Rs. Nil (previous year Rs. 1,001.59) each of DSPML Liquidity Plus Institutional Plan-weekly dividend	—		51
49,678,303.91 (previous year Nil) units of Rs. 10.22 (previous year Rs. Nil) each of ICICI Prudential Flexible Income Plan-Daily Dividend	508		—
2,643,536.00 (previous year Nil) units of Rs. 10.00 (previous year Rs. Nil) each of ICICI Prudential Floating Rate Plan D-Daily Dividend	26		—
76,159,600.72 (previous year Nil) units of Rs. 10.01 (previous year Rs. Nil) each of Birla Sunlife Short Term Fund-Institutional Daily Dividend	762		—
18,811,010.00 (previous year Nil) units of Rs. 10.00 (previous year Rs. Nil) each of Birla Sun Life FTP-INSTL-Series AN Growth	188		—
44,627,133.83 (previous year Nil) units of Rs. 17.10 (previous year Rs. Nil) each of Reliance Medium Term fund-Daily Dividend Plan	763		—
5,096,226.00 (previous year Nil) units of Rs. 10.01 (previous year Rs. Nil) each of Birla Sun Life Savings Fund Instl-Weekly Dividend-Reinvestment	51		—
3,294,976.00 (previous year Nil) units of Rs. 17.10 (previous year Rs. Nil) each of Reliance Medium Term Fund-Daily Dividend Plan-Reinvestment	56		—

TECH MAHINDRA LIMITED

Schedules forming part of the Consolidated Balance Sheet—(Continued)

		Rs. in Million
		As at March 31, 2009	As at March 31, 2008
Nil (previous year 1,122,894.45) units of Rs. Nil (previous year Rs.10.56) each of ICICI Prudential Flexible Income Plan-dividend weekly	—		12
Nil (previous year 18,811,010.00) units of Rs. Nil (previous year Rs. 10.00) each of Birla Sun Life FTP-INSTL-Series AN Growth	—		188
Nil (previous year 1,179,151.03) units of Rs. Nil (previous year Rs.10.03) each of HSBC Liquid Plus Institutional Plus-weekly dividend	—		12
Nil (previous year 15,647,449.00) units of Rs. Nil (previous year Rs. 10.00) each of Kotak Flexi Debt Scheme-Daily dividend	—		157
60,215,296.62 (previous year Nil) units of Rs. 10.08 (previous year Rs. Nil) each of Kotak Floater Long Term-Daily dividend	607
4,019,271.00 (previous year Nil) units of Rs. 10.08 (previous year Rs. Nil) each of Kotak Floater Long Term-Weekly Dividend	40		—
Nil (previous year 15,500,000.00) units of Rs. Nil (previous year Rs. 10.00) each of Standard Chartered Fixed Maturity Plan	—		155
Nil (previous year 2,752,230) units of Rs. Nil (previous year Rs. 10.02) each of Birla Sunlife Liquid Plus Fund	—		27
25,122,427.67 (previous year Nil) units of Rs. 10.00 (previous year Rs. Nil) each of IDFC Money Manager Fund-TP-Super Instl Plan C-Daily dividend	251		—
10,088,314.24 (previous year Nil) units of Rs. 10.00 (previous year Rs. Nil) each of Fidelity Ultra Short Term Debt Fund	101		—
65,400,536.26 (previous year Nil) units of Rs. 10.03 (previous year Rs. Nil) each of HDFC Cash Mgt Fund-Treasury Advantage Plan-wholesale-Daily Dividend	656		—
25,036,693.47 (previous year Nil) units of Rs. 10.04 (previous year Rs. Nil) each of Tata Floater Fund	251		—
Nil (previous year 2,750,662.00) units of Rs. Nil (previous year Rs. 10.03) each of Kotak Mutual Fund-Flexi debt scheme	—		27

		4,260	632

		4,346	633

Schedule VI
CURRENT ASSETS, LOANS AND ADVANCES:
Current Assets:
(a) Sundry Debtors *:
(Unsecured)
Debts outstanding for a period exceeding six months:
: considered good **		229	1,153
: considered doubtful		85	92

		314	1,245
Other debts, considered good ***		8,793	9,813
considered doubtful		—	2

		9,107	11,060
Less: Provision		85	95

		9,022	10,965

TECH MAHINDRA LIMITED

Schedules forming part of the Consolidated Balance Sheet—(Continued)

		Rs. in Million
		As at March 31, 2009	As at March 31, 2008
1. * Debtors include on account of unbilled revenue aggregating to Rs. 719 Million (previous year Rs. 3,189 Million)
2. ** Net of advances aggregating to Rs. 88 Million (previous year Rs. 98 Million) pending adjustments with invoices
3. *** Net of advances aggregating to Rs. 1,994 Million (previous year Rs. 169 Million) pending adjustments with invoices

(b) Cash and Bank Balances:
Balance with scheduled banks:
(i) In Current Accounts	4,504		493
(ii) In Fixed Deposit Accounts	129		37
Balance with other banks:
(i) In Current Accounts	749		446
(refer note 21 of schedule XIII)

		5,382	976

(c) Loans and Advances:
(Unsecured, Considered good unless otherwise stated)
Advances recoverable in cash or in kind or for value to be received considered good	1,271		2,121
considered doubtful	21		10

	1,292		2,131
Less: Provision	21		10

		1,271	2,121
MAT Credit Entitlement		281	—
Balance with Excise and Customs		602	—
Fair value of foreign exchange forward and option contracts		—	1,036
(refer Note 1 (l) (b) of schedule XIII)
Advance Taxes (net of provisions)		795	447
Advance FBT (net of provisions)		4	—

		2,953	3,604

Schedule VII
CURRENT LIABILITIES:
(a) Sundry Creditors		4,692	5,119
(b) Fair values of foreign exchange forward and currency option contracts (refer note 1(l)(b) of schedule XIII)		1,179	—
(c) Other Liabilities		722	1,385
(d) Advance from Customers		144	—
(e) Unclaimed Dividend		1	1

		6,738	6,505

Schedule VIII
PROVISIONS:
Provision for tax (net of advance taxes)		856	795
Provision for Fringe Benefit Tax (net of advance taxes)		—	6
Proposed Dividend		—	668
Provision for Dividend tax		—	113
Provision for Gratuity (refer note 10 schedule XIII)		665	491
Provision for Leave Encashment		629	690

		2,150	2,763

TECH MAHINDRA LIMITED

	Rs. in Million excluding earning per share
Consolidated Profit and loss account for the	Schedule	Year Ended March 31, 2009	Year Ended March 31, 2008
INCOME
Income from operations		44,647	37,661
Other Income (net)	IX	(378)	1,044

Total Income		44,269	38,705

EXPENDITURE:
Personnel	X	18,556	15,599
Operating and Other Expenses	XI	13,266	13,805
Depreciation /Amortisation		1,097	796
Interest	XII	25	62

		32,944	30,262

PROFIT BEFORE TAX , MINORITY INTEREST AND EXCEPTIONAL ITEM		11,325	8,443
Provision for Tax
—Current tax [net of MAT credit of Rs. 281 Million		1,225	689
(previous year Rs. Nil Million)]
—Deferred tax		(127)	(15)
—Fringe benefit tax		81	74

PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM		10,146	7,695
Exceptional Item (refer note 8 of schedule XIII)		—	4,401
Minority Interest share in (profit)/loss		(1)	5

NET PROFIT FOR THE YEAR		10,145	3,299
Balance brought forward from previous year		5,462	4,644

Balance available for appropriation		15,607	7,943
Final Dividend (refer note 14 of schedule XIII)		1	668
Interim Dividend		487	—
Dividend Tax (refer note 14 of schedule XIII)		83	113

Transfer to General Reserve		1,000	1,700

Balance Carried to Balance Sheet		14,036	5,462

Earning Per Share (refer note 20 of schedule XIII)
Before exceptional item (in Rs.)
—Basic		83.41	63.49
—Diluted		78.82	58.91
After exceptional item (in Rs.)
—Basic		83.41	27.20
—Diluted		78.82	25.24
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	XIII

As per our attached report of even date

For Deloitte Haskins & Sells	For Tech Mahindra Limited
Chartered Accountants

Hemant M Joshi	Mr. Anand G. Mahindra	Mr. Vineet Nayyar
Partner	Chairman	Vice Chairman, Managing Director & CEO
Hyderabad, Dated: April 27, 2009

	Hon. Akash Paul	Mr. Bharat Doshi	Mr. Anupam Puri
	Director	Director	Director

	Mr. Arun Seth	Mr. M. Damodaran	Mr. B.H. Wani
	Director	Director	Director

	Mr. Clive Goodwin	Mr. Ravidra Kulkarni	Mr. Paul Zuckerman
	Director	Director	Director

	Dr. Raj Reddy		Mr. Ulhas N. Yargop
	Director		Director

Mr. Vikrant Gandhe
Asst. Company Secretary
Hyderabad, Dated : April 27, 2009

TECH MAHINDRA LIMITED

Schedules forming part of the Consolidated Profit and Loss Account

		Rs. in Million
		Year Ended March 31, 2009	Year Ended March 31, 2008
Schedule IX
OTHER INCOME
Interest on:
Deposits with banks	49		43
[Tax deducted at source Rs. 4 Million]
(previous year Rs. 4 Million)
Others [Tax deducted at source Rs. 0 Million]	10		3

(previous year Rs. 1 Million)		59	46
Dividend received on current investments (non-trade)		85	70
Profit on sale of current investments (non-trade) (net)		—	43
Exchange (losses) / gains (net)		(719)	767
Sundry balances written back (net)		119	89
Rent Income		24	—
[Tax deducted at source Rs. 5 Million]
(previous year Rs. 0 Million)

Miscellaneous income		54	29
[Tax deducted at source Rs. 0 Million]
(previous year Rs. 1 Million)

		(378)	1,044

Schedule X
PERSONNEL
Salaries and Bonus		16,475	13,672
Contribution to provident and other funds		1,303	1,100
Staff welfare		778	827

		18,556	15,599

TECH MAHINDRA LIMITED

Schedules forming part of the Consolidated Profit and Loss Account—(Continued)

		Rs. in Million
		Year Ended March 31, 2009	Year Ended March 31, 2008
Schedule XI
OPERATING AND OTHER EXPENSES
Power & Fuel		369	330
Rent		842	790
Rates and taxes		107	40
Communication expenses		805	825
Traveling expenses (refer note 9 of schedule XIII)		3,442	5,062
Recruitment expenses		74	84
Training		128	168
Hire charges		146	191
Sub-contracting costs (net)		4,338	3,751
Transition cost (net)		353	381
Professional and Legal fees		515	397
Repairs and maintenance:
Buildings (including leased premises)	35		29
Machinery	99		63
Others	99		111

		233	203

Insurance		190	126
Software and hardware expenses		927	751
Advertising, marketing and selling expenses		27	37
Commission on income from services		122	169
Loss on sale of fixed assets (net)		12	4
Loss on sale of current investments (net)		64	—
Excess of cost over fair value of current investments		1	—
Provision for doubtful debts (net)		17	26
Provision for doubtful advances		11	4
Advances / bad debts written off		24	26
Donations		90	76
Consumption of components		2	—
Miscellaneous expenses		427	364

		13,266	13,805

Schedule XII
INTEREST
Cash credit / Overdraft		4	62
Others		21	—

		25	62

TECH MAHINDRA LIMITED

Schedules forming part of the Consolidated Balance Sheet

Schedule IV

FIXED ASSETS

	Rs in Million
	GROSS BLOCK				DEPRECIATION/AMORTISATION				NET BLOCK
Description of Assets	Cost as at April 01, 2008	Additions during the year	Deductions during the year	Cost as at March 31, 2009	As at April 1, 2008	For the year	Deductions during the year	Cost as at March 31, 2009	As at March 31, 2009	As at March 31, 2008
Goodwill on consolidation*	0	0	—	0	—	—	—	—	0	1,030
Leased Assets:
Vehicles	48	—	42	6	37	4	36	5	1	11
(refer Note 12 of schedule XIII)
Tangible Fixed Assets:
Freehold Land	174	—	—	174	—	—	—	—	174	174
Leasehold Land	431	5	—	436	6	9	—	15	421	425
Leasehold Improvements	281	81	5	357	60	117	5	172	185	221
Office Building / Premises	1,598	1,398	—	2,996	684	164	—	848	2,148	914
Computers	1,835	328	20	2,143	1,127	433	20	1,540	603	708
Plant and Machinery	1,139	666	6	1,799	600	217	5	812	987	539
Furniture and Fixtures	798	281	34	1,045	543	132	29	646	399	255
Vehicles	47	3	3	47	30	10	3	37	10	17
Intangible Assets:
Intellectual property rights	76		—	76	14	11	—	25	51	62

Total	6,427	2,762	110	9,079	3,101	1,097	98	4,100	4,979	4,356

Previous year	6,245	1,317	105	7,457	2,403	796	98	3,101

Capital Work-in-Progress (include capital advances** Rs. 146 million (previous year Rs. 16 Million)#									1,541	1,640

Total									6,520	5,996

Note: 1)	Fixed Assets include certain leased vehicles aggregating to Rs. 0 Million (previous year Rs.14 Million) (at cost) on which vendors have a lien.
#2)	Includes capital advance of Rs. 243 Million (previous year Rs. 254 Million) paid towards purchase of leasehold land and building constructed on it and inclusive of plant and machinery (Property) under an auction through Debt Recovery Tribunal (DRT), New Delhi. The owner of the property has filed an appeal before The Hon’ble Debt Recovery Appallate Tribunal (DRAT) against the auction. DRAT vide its order dated October 9, 2007, has directed that the auction can proceed but the confirmation of the sale shall be subject to further orders by DRAT.
*3)	Goodwill reduced on amalgamation of iPolicy Networks Limited and Tech Mahindra (R&D) Services Limited
**4)	Net of provision for doubtful advances Rs. 5 Million (previous year Rs. 5 Million)

TECH MAHINDRA LIMITED

Consolidated Cash flow for the year ended March 31, 2009

			Rs. in Million
Particulars			March 31 2009	March 31 2008
A	Cash flow from operating activities
	Net profit before taxation and exceptional item		11,325	8,443
	Less:
	Exceptional item		—	(4,401)

			11,325	4,042
	Adjustments for
	Depreciation / Amortisation	1,097		796
	Loss on sale of Fixed Assets, (net)	12		4
	Interest expense	25		62
	Decrease in fair value of current investment	1		—
	Exchange loss/(gain) (net)	353		(251)
	Currency translation adjustment	77		7
	Dividend from current investments	(85)		(70)
	Interest income	(59)		(46)
	(Profit)/Loss on sale of current investments	64		(43)

			1,485	459

	Operating profit before working capital changes		12,810	4,501
	Adjustments for:
	Trade and other receivables	2,293		(3,589)
	Trade and other payables	(976)		2,033

			1,317	(1,556)

	Cash generated from operations before tax		14,127	2,945
	Income taxes paid	(1,902)		(999)

			(1,902)	(999)

	Net cash from / (used in) operating activities		12,225	1,946
B	Cash flow from investing activities
	Additional consideration on acquisition of subsidiary	—		98
	Purchase of Fixed Assets	(2,513)		(2,394)
	Purchase of current investments	(12,824)		(5,021)
	Sale of current investments	9,131		5,410
	Acquisitions / Investments	(85)
	(refer note 7 and 23 of schedule XIII)
	Sale of Fixed Assets	2		3
	Interest received	66		48
	Dividend received on current investments	85		61

	Net cash from /(used in) investing activities		(6,138)	(1,795)
C	Cash flow from financing activities
	Proceeds from issue of shares (including Securities Premium)	31		11
	Payment of principal on car lease	—		(14)
	Share application money	1		—
	Dividend (including dividend tax paid)	(1,352)		—
	Proceeds/(repayment) from/of borrowing	(300)		167
	Interest paid	(25)		(62)

	Net cash from / (used in) financing activities		(1,645)	102
	Net increase/(decrease) in cash and cash equivalents (A+B+C)		4,442	253
	Cash and cash equivalents at the beginning of the year		927	674

	Cash and cash equivalents at the end of the year		5,369	927

Notes:

1	Components of cash and cash equivalents include cash, bank balances in current and deposit accounts as disclosed under Schedule VI (b) of the accounts.
2	Purchase of fixed assets are stated inclusive of movements of capital work in progress between the commencement and end of the period and are considered as part of investing activity.

		March 31, 2009	March 31, 2008
3	Cash and cash equivalents include:
	Cash and Bank Balances	5,382	976

	Unrealised (gain)/loss on foreign currency
	Cash and cash equivalents	(13)	(49)

	Total Cash and Cash equivalents	5,369	927

4	Cash and cash equivalents include equity share application money of Rs. 1 Million (previous year Rs. Nil Million) and unclaimed dividend of Rs. 1 Million (previous year Rs. 1 Million)

As per our attached report of even date

For Deloitte Haskins & Sells	For Tech Mahindra Limited
Chartered Accountants

	Mr. Anand G. Mahindra	Mr. Vineet Nayyar
	Chairman	Vice Chairman, Managing Director & CEO

Hemant M. Joshi
Partner
Hyderabad, Dated: April 27, 2009

	Hon. Akash Paul	Mr. Bharat Doshi	Mr. Anupam Puri
	Director	Director	Director

	Mr. Arun Seth	Mr. M. Damodaran	Mr. B.H. Wani
	Director	Director	Director

	Mr. Clive Goodwin	Mr. Ravidra Kulkarni	Mr. Paul Zuckerman
	Director	Director	Director

	Dr. Raj Reddy		Mr. Ulhas N. Yargop
	Director		Director

Mr.Vikrant Gandhe
Asst.Company Secretary
Hyderabad, Dated: April 27, 2009

Tech Mahindra Limited

Schedule XIII

Schedules forming part of the Consolidated Balance Sheet and Profit and Loss Account

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS FORMING PART OF CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2009

1.	Significant accounting policies:

(a)	Basis for preparation of accounts:

The accompanying Consolidated Financial Statements of Tech Mahindra Limited (TML) (“the holding company”) and its subsidiaries are prepared in accordance with the generally accepted accounting principles applicable in India (Indian GAAP), the provisions of the Companies Act, 1956 and the Accounting Standards to the extent possible in the same format as that adopted by the holding company for its separate financial statements.

The financial statements of the subsidiaries used in the consolidation are drawn up to the same reporting date as that of the holding company namely March 31, 2009.

(b)	Principles of consolidation:

The financial statements of the holding company and its subsidiaries have been consolidated on a line by line basis by adding together the book value of like items of assets, liabilities, income, expenses, after eliminating intra—group transactions and any unrealized gain or losses on the balances remaining within the group in accordance with the Accounting Standard—21 on “Consolidated Financial Statements” (AS 21).

The financial statements of the holding company and its subsidiaries have been consolidated using uniform accounting policies for like transaction and other events in similar circumstances.

The excess of cost of investments in the subsidiary company/s over the share of the equity of the subsidiary company/s at the date on which the investment in the subsidiary company/s is made is recognized as ‘Goodwill on Consolidation’ and is grouped with Fixed Assets in the Consolidated Financial Statements.

Alternatively, where the share of equity in the subsidiary company/s as on the date of investment is in excess of cost of the investment, it is recognized as ‘Capital Reserve’ and grouped with ‘Reserves and Surplus’, in the Consolidated Financial Statements.

Minority interest in the net assets of the consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made in the subsidiary company/s and further movements in their share in the equity, subsequent to the dates of investments. Minority interest also includes share application money received from minority shareholders. The losses in subsidiary/s attributable to the minority shareholder are recognized to the extent of their interest in the equity of the subsidiary/s.

(c)	Use of Estimates:

The preparation of Consolidated Financial Statements, in conformity with the generally accepted accounting principles, requires estimates and assumptions to be made that affect the reported amounts of assets and liabilities on the date of financial statements and the reported amounts of revenues and expenses during the reported year. Differences between the actual results and estimates are recognised in the year in which the results are known/ materialised.

(d)	Fixed Assets including intangible assets

Fixed assets are stated at cost less accumulated depreciation. Costs comprise purchase price and attributable costs, if any.

(e)	Leases:

Assets taken on lease by TML are accounted for as fixed assets in accordance with Accounting Standard 19 on “Leases”, (AS 19).

(i)	Finance lease

Assets taken on finance lease are accounted for as fixed assets at fair value. Lease payments are apportioned between finance charge and reduction of outstanding liability.

(ii)	Operating lease

Assets taken on lease under which all risks and rewards of ownership are effectively retained by the lessor are classified as operating lease. Lease payments under operating leases are recognised as expenses on accrual basis in accordance with the respective lease agreements.

(f)	Depreciation / Amortisation of fixed assets:

(i)	Depreciation for all fixed assets including for assets taken on lease is computed using the straight-line method based on estimated useful lives. Depreciation is charged on a pro-rata basis for assets purchased or sold during the year. Management's estimate of the useful life of fixed assets is as follows:

Buildings	15 years
Computers	3-4 years
Plant and machinery	3-5 years
Furniture and fixtures	5 years
Vehicles	3-5 years

(ii)	Leasehold land is amortised over the period of lease.

(iii)	Leasehold improvements are amortised over the period of lease or period of occupancy which ever is less.

(iv)	Intellectual property rights are amortised over a period of seven years.

(v)	Assets costing upto Rs. 5,000 are fully depreciated in the year of purchase.

(g)	Impairment of Assets:

At the end of each year, the company determines whether a provision should be made for impairment loss on fixed assets by considering the indications that an impairment loss may have occurred in accordance with Accounting Standard 28 on ‘‘Impairment of Assets’’. Where the recoverable amount of any fixed asset is lower than its carrying amount, a provision for impairment loss on fixed assets is made for the difference. Recoverable amount is the higher of an asset’s net selling price and value in use. In assessing value in use, the estimated future cash flows expected from the continuing use of the asset and from its disposal are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of time value of money and the risks specific to the asset.

Reversal of impairment loss if any is recognised immediately as income in the Profit and Loss Account.

(h)	Investments:

Long-term investments are carried at cost. Provision is made to recognise a decline other than temporary in the carrying amount of long term investments.

Current investments are carried at lower of cost and fair value.

(i)	Inventories :

Components and parts:

Components and parts are valued at lower of cost and net realizable value. Cost is determined on First – In – First Out basis.

Work in progress:

An ongoing work to develop computer software is recognized only when a significant portion of the deliverable work is completed, and is valued at the lower of cost and estimated net realizable value. The cost of work in progress is arrived at after considering all direct costs including the depreciation cost on all capital goods that are deployed directly or indirectly for the development of any modules and indirect costs as have been specifically incurred for the development of the various modules.

Finished Goods:

Valued at the lower of the cost or net realisable value. Cost is determined on First-In-First Out basis.

(j)	Revenue recognition:

Revenue from software services and business process outsourcing services include revenue earned from services rendered on ‘time and material’ basis, time bound fixed price engagements and system integration projects.

The related revenue is recognized as and when services are rendered. Income from services performed by TML pending receipt of purchase orders from customers, which are invoiced subsequently on receipt thereof, are recognized as unbilled revenue.

Foreign currency unbilled revenue is recognised at month end foreign currency closing rate. On receipt of purchase orders, the amounts are billed to the customer & the revenue is booked at the exchange rate prevailing on the transaction date.

The Companies also perform time bound fixed price engagements, under which revenue is recognized using the proportionate completion method of accounting, unless work completed cannot be reasonably estimated. Provision for estimated losses, if any on uncompleted contracts are recorded in the year in which such losses become probable based on the current contract estimates.

Revenue of sale of software and hardware products is recognised at the point of dispatch to the customer.

Dividend income is recognized when the Company’s right to receive dividend is established. Interest income is recognized on time proportion basis.

(k)	Expenditure:

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition

(l)	(a) Foreign currency transactions:

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of transaction. Monetary items are translated at the year end rates. The exchange difference between the rate prevailing on the date of transaction and on the date of settlement as also on translation of monetary items at the end of the year is recognised as income or expense, as the case may be.

Any premium or discount arising at the inception of the forward exchange contract is recognized as income or expense over the life of the contract, except in the case where the contract is designated as a cash flow hedge.

(b)	Derivative instruments and hedge accounting:

The Company uses foreign currency forward contracts / options to hedge its risks associated with foreign currency fluctuations relating to certain forecasted transactions. Effective 01st April 2007 the Company designates these as cash flow hedges applying the recognition and measurement principles set out in the Accounting Standard 30 “Financial Instruments: Recognition and Measurements” (AS-30).

The use of foreign currency forward contracts/options is governed by the Company’s policies approved by the board of directors, which provide written principles on the use of such financial derivatives consistent with the Company’s risk management strategy. The counter party to the Company’s foreign currency forward contracts is generally a bank. The Company does not use derivative financial instruments for speculative purposes.

Foreign currency forward contract/option derivative instruments are initially measured at fair value and are remeasured at subsequent reporting dates. Changes in the fair value of these derivatives that are designated and effective as hedges of future cash flows are recognized directly in reserves and the ineffective portion is recognized immediately in profit and loss account.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in the profit and loss account as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in reserves is transferred to profit and loss account.

(m)	Translation and Accounting of Financial Statement of Foreign subsidiaries:

In respect of foreign subsidiaries, the company has classified all of them as “Non-Integral Foreign Operations” in terms of AS 11.

The financial statements of the foreign subsidiaries for the purpose of consolidation are translated to Indian Rupees as follows:

a.	All incomes and expenses are translated at the average rate of exchange prevailing during the year.

b.	Assets and liabilities are translated at the closing rate as on the Balance sheet date.

c.	The resulting exchange differences are accumulated in currency translation reserve which is shown under Reserves & Surplus.

(n)	Employee Retirement Benefits:

a)	Gratuity:

The Company provides for gratuity, a defined retirement benefit plan covering eligible employees. The Gratuity plan provides for a lump sum payment to employees at retirement, death, incapacitation or termination of the employment based on the respective employee’s salary and the tenure of the employment. Liabilities with regard to a Gratuity plan are determined based on the actuarial valuation carried out by an independent actuary as of the Balance Sheet date for TML and its Indian subsidiaries.

Actuarial gains and losses are recognised in full in the Profit and Loss account for the year in which they occur.

b)	Provident fund:

The eligible employees of TML and its Indian subsidiaries are entitled to receive the benefits of Provident fund, a defined contribution plan, in which both employees and the Company make monthly contributions at a specified percentage of the covered employees’ salary (currently at 12% of the basic salary). The contributions as specified under the law are paid to the Regional Provident Fund Commissioner by the Company.

c)	Compensated absences:

The Company provides for the encashment of leave subject to certain rules. The employees are entitled to accumulate leave subject to certain limits, for future encashment or availment. The liability is provided based on the number of days of unavailed leave at balance sheet date on the basis of an independent actuarial valuation for TML and its Indian subsidiaries. Whereas provision for encashment of unavailed leave on retirement is made on actual basis for Tech Mahindra (Americas) Inc. (TMA), Tech Mahindra GmbH (TMGMBH), CanvasM Technologies Limited (CTL) and Tech Mahindra (Singapore) Pte. Ltd. (TMSL), TML does not expect the difference on account of varying methods to be material.

Actuarial gains and losses are recognised in full in the Profit and Loss account for the year in which they occur.

The company also offers a short term benefit in the form of encashment of unavailed accumulated leave above certain limit for all of its employees and same is being provided for in the books at actual cost.

(o)	Borrowing costs:

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalized as part of the cost of such assets. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use or sale. All other borrowing costs are charged to revenue.

(p)	Taxation:

Tax expense comprises of current tax, deferred tax and fringe benefit tax. Current tax is measured at the amount expected to be paid to/recovered from the tax authorities, based on estimated tax liability computed after taking credit for allowances and exemption in accordance with the local tax laws existing in the respective countries.

Minimum alternative tax (MAT) paid in accordance to the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability is considered as an asset if there is convincing evidence that the Company will pay normal tax after the tax holiday year. Accordingly, it is recognized as an asset in the Balance Sheet when it is probable that the future economic benefit associated with it will flow to the Company and the asset can be measured reliably. Deferred tax assets and liabilities are recognised for future tax consequences attributable to timing differences between taxable income and accounting income that are capable of reversal in one or more subsequent years and are measured using relevant enacted tax rates. The carrying amount of deferred tax assets at each Balance Sheet date is reduced to the extent that it is no longer reasonably certain that sufficient future taxable income will be available against which the deferred tax asset can be realized.

Fringe benefit tax is recognized in accordance with the relevant provisions of the Income-tax Act, 1961 and the Guidance Note on Fringe Benefits Tax issued by the ICAI.

Tax on distributed profits payable in accordance with the provisions of the Income-tax Act, 1961 is disclosed in accordance with the Guidance Note on Accounting for Corporate Dividend Tax issued by the ICAI.

(q)	Contingent Liabilities:

These, if any, are disclosed in the notes on accounts. Provision is made in the accounts if it becomes probable that any outflow of resources embodying economic benefits will be required to settle the obligation arising out of past events.

Notes on Accounts:

2.	(a) The consolidated financial statements present the consolidated accounts of TML, which consists of the Accounts of the holding company and of the following subsidiaries;

Name of the Subsidiary company	Country of incorporation	Extent of Holding (%) as on March 31, 2009
Tech Mahindra (Americas) Inc. [TMA]	United States of America	100%
Tech Mahindra GmbH (TMGMBH)	Germany	100%
Tech Mahindra (Singapore) Pte. Ltd. (TMSL)	Singapore	100%
Tech Mahindra (Thailand) Limited (TMTL)	Thailand	100%
PT Tech Mahindra Indonesia (TMI)	Indonesia	100%
CanvasM Technologies Limited (CTL) and its following subsidiary: a) CanvasM Technologies Inc. (CMI)	India United States of America	80.10 80.10	% %
Tech Mahindra (Malaysia) SDN. BHD (TMM)	Malaysia	100%
Tech Mahindra (Beijing) IT Services Limited (TMB)	China	100%
Venturbay Consultants Private Limited (VCPL)	India	100%

(b)	TML has an investment in a subsidiary company viz. Tech Mahindra Foundation (TMF). TMF has been incorporated primarily for charitable purposes, where in the profits will be applied for promoting its objects. Accordingly, the accounts of TMF are not consolidated in these financial statements, since TML will not derive any economic benefits from its investments in TMF.

3.	The estimated amount of contracts remaining to be executed on capital account, (net of capital advances) and not provided for as at March 31, 2009 for TML Rs. 986 Million (previous year: Rs. 1,378 Million).

4.	Contingent liabilities:

(i)	TML has received demand notices from Income Tax Authorities resulting in a contingent liability of Rs. 263 Million (previous year Rs. 158 Million). This is mainly on account of disallowance of software maintenance activity, deduction under section 80HHE amounting to Rs. 38 Million, further sum of Rs. 209 Million relating to deduction under Section 10A, mainly in relation to adjustment of expenditure in foreign currency being excluded only from Export turnover and not from Total turnover, the company has already won the appeal before the Mumbai tribunal. The department intends to pursue the matter before High court & Rs. 16 Million relating to Fringe Benefit Tax. The Company has appealed before Appellate Authorities and is hopeful of succeeding in the same.

(ii)	Bank Guarantees outstanding for TML and its subsidiary TMSL are Rs. 967 Million and Rs. 7 Million respectively (previous year: Rs. 180 Million and Rs. 6 Million respectively).

(iii)	Claims from Statutory Authorities for TML is Rs. 2 Million (Provident Fund) (previous year: Rs. 2 Million). Based on letter received from Service Tax Authority for erstwhile TMR&D is Rs. 7 Million (previous year: Rs. 7 Million) towards service tax on marketing fees for the financial year 2006-2007. The above amount is paid by the Company “Under Protest”. The company is awaiting demand notice and would be filling an appeal against the same.

(iv)	Claim against TML not acknowledged as debts amounting to Rs. 130 Million (previous year: Rs. Nil).

(v)	Based on the demand letter of Rs. 6 Million (previous year: Rs. Nil) received from the office of the assistant development commissioner of NSEZ for rent arrears on account of revision of rent of the SEZ premises the company has paid an amount of Rs. 3 Million (previous year: Rs. Nil) “Under Protest”.

5.

TML acquired Tech Mahindra (R&D services) Limited (TMRDL) on November 28, 2005. The terms of purchase provided for payment of contingent consideration to all the selling shareholders, payable over three years i.e. up to March 31st 2008 and calculated based on achievement of specific targets. The consideration so payable would be accounted in the books of account in the year of achieving the milestones under the agreement. The total contingent consideration is payable in cash and cannot exceed Rs. 641 Million. Accordingly, total earn out payment of Rs. 155 Million had been provided as additional cost of acquisition till March 31, 2008

6.	(a) Tech Mahindra (R & D services) Limited and iPolicy Networks Limited—wholly owned subsidiaries of TML have been amalgamated with the company with effect from April 1, 2008 in terms of the scheme of amalgamation (‘scheme’) sanctioned by the Honorable High Court of judicature at Mumbai, Delhi & Karnataka vide their approvals dated March 28, 2008, April 4, 2008 & April 3, 2008 respectively.

Tech Mahindra (R & D services) Limited provides technology solutions to leading Telecom Equipment Manufacturers in the areas of Research and Development (R & D), Product, Engineering and Life Cycle Support. iPolicy Networks Limited develops next—generation, carrier-grade integrated network security solutions for enterprise and service providers.

The mergers would result in operational synergies; enhance financial strength and rationalization of costs. Accordingly the above stated subsidiaries stand dissolved without winding up and all assets and liabilities have been transferred to and vested with the company with effect from April 1, 2008, the appointed date. As the above stated subsidiaries were wholly owned by the company, no shares were exchanged to effect the amalgamation. The amalgamation was accounted as per the ‘pooling of interest’ method as prescribed in Accounting Standard 14. All the assets and liabilities have been taken over at their respective book values as at the date of amalgamation.

In accordance with the “Scheme” of amalgamation approved by the Honorable High Courts, the excess of liabilities over the assets have been charged to general reserves. Accordingly the share capital and reserves of the company were adjusted against general reserves of TML.

Had the treatment based on Accounting Statement 14 on “Accounting for Amalgamation” followed, securities premium, capital reserves and profit and loss account (on amalgamation) would have been higher by Rs. 252 Million, Rs. 1 Million and Rs. 517 Million respectively and general reserves would have been lower by Rs. 769 million.

(b) The Board of Tech Mahindra (R&D Services) Inc. (TMRDS), a subsidiary of TML had approved the plan and agreement for amalgamation with its fellow subsidiary Tech Mahindra Americas Inc. (TMA) effective July 01, 2008. The amalgamation has been duly authorized in compliance with the jurisdictional laws. According to these authorizations, TMRDS ceased to exist on and after July 1, 2008.

7.	During the year ended March 31, 2009, the Company has made investment of Rs. 0.08 Million in Venturbay Consultants Private Limited. As a result, VCPL has become a wholly owned subsidiary of the Company with effect from the date of this investment.

8.	During the previous year ended March 31, 2008, TML has entered in to an agreement with a customer under which it will have exclusivity for 90 days in negotiating an engagement.

As per the terms of the agreement TML has made an ‘exclusivity’ payment of Rs. 4,401 Million to the customer which is unconditional, irrevocable and non refundable. Accordingly, this payment was disclosed as an exceptional item in the previous year’s Profit and Loss account.

9.

The Inland Revenue Authorities of United Kingdom (UK) carried out Employer Compliance Review in 2004-05. In the course of the review, they demanded from the Company Rs. 324 million for the period 2001 to 2005 claiming that the dispensation on employee allowances was not used properly. They also withdrew dispensation benefit from the year 2005-06. Based on communication from the authorities and expert opinion, the Company had provided tax liability without any dispensation benefit. The Company represented against both these decisions. Post completion of review the revised dispensation was restored with retrospective effect from year 2005-06. The demand for earlier period was also settled favorably. During the year, the excess of provision over liability, determined by the Inland Revenue, amounting to Rs. 673 million has been written back to Expenses.

10.	Details of employee benefits as required by the Accounting Standard 15 (Revised) – Employee Benefits are as under:

a)	Defined Contribution Plan

Amount recognized as an expense in the Profit and Loss Account in respect of defined contribution plan is Rs. 511 Million (previous year: Rs. 429 Million).

b)	Defined Benefit Plan

The defined benefit plan comprises of gratuity. The gratuity plan is not funded.

Changes in the present value of defined obligation representing reconciliation of opening and closing balances thereof and fair value of Trust Fund Receivable (erstwhile TMRDL) showing amount recognized in the Balance Sheet:

	Rs. in Million
Particulars	March 31, 2009	March 31, 2008
Projected benefit obligation, beginning of the year	491	288
Service cost	120	160
Interest cost	34	32
Actuarial (gain)/loss	40	30
Benefits paid	(20)	(19)

Projected benefit obligation, end of the year*	665	491

*	This includes the trust fund balance of Rs. 31 Million which was created to fund the gratuity liability of the erstwhile TMRDL. After amalgamation of TMRDL with the Company, the balance in Trust Fund can be utilized only for the payment of obligation arising for gratuity payable to employees of erstwhile TMRDL. The composition of the Trust Balance as on March 31, 2009 is as follows:

Rs. in Million
Particulars	March 31, 2009
Government of India Securities/ Gilt Mutual Funds	9
State Government Securities / Gilt Mutual Funds	6
Public Sector Unit Bonds	14
Private Sector Bonds / Equity Mutual Funds	0
Mutual Funds	0
Bank Balance	2

Total	31

Components of employer expenses recognized in the statement of profit and loss for the year ended March 31, 2009:

	Rs. in Million
Particulars	March 31, 2009	March 31, 2008
Net gratuity cost
Service cost	120	155
Interest cost	34	28
Actuarial loss / (gain)	40	24

Net gratuity cost	194	207

Principal Actuarial Assumptions	March 31, 2009	March 31, 2008
Discount Rate	7.60%	7.75%
Rate of increase in compensation levels of covered employees	4.00 % for the 1st Year 7.00 % for the next two years 8.25% thereafter	8.00%

•	The discount rate is based on the prevailing market yields of Indian Government Bonds as at the balance sheet date for the estimated terms of the obligations.

•	Salary escalation rates: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

11.	Payment to Auditors:

	Rs. In Million
Particulars	March 31, 2009	March 31, 2008
1. Audit Fees	5	4
2. As advisor or in any other capacity in respect of taxation matters etc.	1	—
3. For other services	3	3
4. Reimbursement of out of pocket expenses	0	0

Total	9	7

12.	Assets acquired / given on Lease:

(a)	Finance Lease:

TML has acquired vehicles on lease, the fair value of which aggregates to Rs. 6. Million (previous year: Rs. 50 Million). As per Accounting Standard 19 (AS-19) on Leases, the Company has capitalized the said vehicles at their fair values as the leases are in the nature of finance leases as defined in AS-19. Lease payments are apportioned between finance charge and outstanding liabilities. The details of lease rentals payable in future are as follows:

	Rs. in Million
Particulars	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable (previous year: Rs. 4 Million and Rs. 0 Million respectively)	0	—
Present value of Lease rentals payable (previous year: Rs. 4 Million and Rs. 0 Million respectively)	0	—

b)	Operating Lease:

The assets taken on Operating Lease are as detailed below:

i.	TML has taken vehicles on operating lease for a period of three to five years. The lease rentals recognised in the Profit and Loss Account for the year is Rs. 13 Million (previous year: Rs. 8 Million).

The future lease payments of operating lease are as follows:

	Rs. in Million
Particulars	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable (Previous year: Rs. 11 Million and Rs. 18 Million respectively)	15	19

ii.	Tech Mahindra (Americas) Inc. (TMA) has taken office space on operating lease. The lease rentals recognized in the Profit and Loss Account for the year is Rs. 14 Million (previous year: Rs. 9 Million). The future lease payments of operating lease are as follows:

	Rs. in Million
Particulars	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable (previous year: Rs. 9 Million and Rs. 11 respectively)	11	4

Previous year numbers have been regrouped since Tech Mahindra (Americas) Inc. & Tech Mahindra (R & D) Inc. have amalgamated on July 1, 2008.

iii.	CanvasM Technologies Ltd. is a lessee under various operating leases. Rental expense for operating leases for the year ended March 31, 2009 is Rs. 3 Million (previous year: Rs. 3 Million). There is no non-cancelable lease as on March 31, 2009.

13.	As per the requirements of Accounting Standard 17 on ‘Segment Reporting’ (AS 17), the primary segment of the Company is business segment by category of customers in the Telecom Service Providers (TSP), Telecom Equipment Manufacturer (TEM), Business Process Outsourcing (BPO) and other sectors and the secondary segment is the geographical segment by location of its customers.

The Accounting principles consistently used in the preparation of the financial statements are also applied to record income and expenditure in the individual segments. There are no inter-segment transactions during the year.

A.	PRIMARY SEGMENTS

FOR THE YEAR ENDED MARCH 31, 2009

	Rs. in Million
Particulars	TELECOM SERVICE PROVIDER	TELECOM EQUIPMENT MANUFACTURER	BUSINESS PROCESS OUTSOURCING	OTHERS	TOTAL
Revenues	38,750	2,409	2,502	986	44,647
Less: Direct Expenses	22,703	1,758	1,221	696	26,378

Segmental Operating Results	16,047	651	1,281	290	18,269

Less: Unallocable Expenses
Depreciation					1,097
Interest					25
Other Unallocable Expenses (net)					5,444

Total Unallocable Expenses					6,566

Operating Income					11,703

Add: Other Income (net)					(378)

Net Profit before tax					11,325

Less: Provision for Taxation
Current Tax ( net of MAT credit)					1,225
Deferred Tax					(127)
Fringe Benefit Tax					81

Net Profit after tax					10,146

Minority Interest					(1)

Net Profit for the year					10,145

Segregation of assets, liabilities, depreciation and other non-cash expenses into various primary segments has not been done as the assets are used interchangeably between segments and TML is of the view that it is not practical to reasonably allocate liabilities and other non-cash expenses to individual segments and an adhoc allocation will not be meaningful.

B.	SECONDARY SEGMENTS:

Sector	Rs. in Million
Europe	29,827
USA	11,329
Rest of world	3,491

Total	44,647

Revenues from secondary segments are as under – Segregation of assets into secondary segments has not been done as the assets are used interchangeably between segments. Consequently the carrying amounts of assets by location of assets are not given.

A.	PRIMARY SEGMENTS

FOR THE YEAR ENDED MARCH 31, 2008

	Rs. in Million
Particulars	TELECOM SERVICE PROVIDER	TELECOM EQUIPMENT MANUFACTURER	BUSINESS PROCESS OUTSOURCING	OTHERS	TOTAL
Revenues	33,612	1,937	1,296	816	37,661
Less: Direct Expenses	20,792	1,655	807	600	23,854

Segmental Operating Results	12,820	282	489	216	13,807

Less: Unallocable Expenses
Depreciation					796
Interest					62
Other Unallocable Expenses (net)					5,550
Total Unallocable Expenses					6,408

Operating Income					7,399

Add: Other Income (net)					1,044

Net Profit before tax					8,443

Less: Provision for Taxation
Current Tax					689
Deferred Tax					(15)
Fringe Benefit Tax					74

Net Profit before Minority Interest					7,695

Exceptional item					(4401)
Minority Interest					5

Net Profit for the year					3,299

Segregation of assets, liabilities, depreciation and other non-cash expenses into various primary segments has not been done as the assets are used interchangeably between segments and TML is of the view that it is not practical to reasonably allocate liabilities and other non-cash expenses to individual segments and an adhoc allocation will not be meaningful.

B.	SECONDARY SEGMENTS:

Revenues from secondary segments are as under –

Sector	Rs. in Million
Europe	27,733
USA	7,300
Rest of world	2,628

Total	37,661

Segregation of assets into secondary segments has not been done as the assets are used interchangeably between segments. Consequently the carrying amounts of assets by location of assets are not given.

14.	In respect of equity shares issued pursuant to Employee Stock Option Scheme, the Company paid dividend of Rs. 1 Million for the year 2007-08 and tax on dividend of Rs. 0 Million as approved by the shareholders at the Annual General Meeting held on July 22, 2008.

15.	A) TML has instituted “Employee Stock Option Plan 2000” (ESOP) for its employees and Directors. For this purpose it had created a trust viz. MBT ESOP trust. In terms of the said Plan, the trust has Granted options to the employees and directors in form of warrant which vest at the rate of 33.33% on each successive anniversary of the grant date. The options can be exercised over a period of 5 years from the date of grant. Each warrant carries with it the right to purchase one equity share of the Company at the exercise price determined by the trust on the basis of fair value of the equity shares at the time of grant.

The details of the options are as under:

Particulars	March 31, 2009	March 31, 2008
Options outstanding at the beginning of the year	350,090	489,120
Options granted during the year	—	—
Options lapsed during the year	—	6,620
Options cancelled during the year	660	20,480
Options exercised during the year	96,070	111,930
Options outstanding at the end of the year	253,360	350,090

Out of the options outstanding at the end of year, 253,360 (previous year: 244,390) (Net of exercised & lapsed) options have vested, which have not been exercised.

B) TML has instituted “Employee Stock Option Plan 2004” (ESOP 2004) for its employees. In terms of the said Plan, the Compensation Committee has granted options to employees of the Company. The options are divided into upfront options and Performance options. The Upfront Options are divided into three sets which will entitle holders to subscribe to option shares at the end of First year, Second year and Third year. The vesting of the Performance Options will be decided by the Compensation Committee based on the performance of employees.

Particulars	March 31, 2009	March 31, 2008
Options outstanding at the beginning of the year	5,677,701	5,677,701
Options granted during the year		—
Options lapsed during the year		—
Options cancelled during the year		—
Options exercised during the year		—
Options outstanding at the end of the year	5,677,701	5,677,701

Out of the options outstanding at the end of the year, there are 4,996,377 (previous year: 2,271,081) (Net of exercised & lapsed) vested options which have not been exercised.

C) TML has instituted “Employee Stock Option Plan 2006” (ESOP 2006) for its employees and directors and its subsidiary companies. In terms of the said plan, the compensation committee has granted options to the employees of the Company. The vesting of the options is 10% , 15%, 20%, 25%, and 30 % of total options granted after 12, 24, 36, 48 and 60 months, respectively from the date of grant. The maximum exercise period is 7 years from the date of grant.

The details of the options are as under:

Particulars	March 31, 2009	March 31, 2008
Options outstanding at the beginning of the year	4,193,028	4,493,116
Options granted during the year	252,500	72,000
Options lapsed during the year	—	—
Options cancelled during the year	433,965	337,850
Options exercised during the year	274,695	34,238
Options outstanding at the end of the year	3,736,868	4,193,028

Out of the options outstanding at the end of the year, 1,188,133 (previous year: 680,543) (net of exercised & lapsed) options have vested which have not been exercised.

D) The Company uses the intrinsic value-based method of accounting for stock options granted after April 1, 2005. Had the compensation cost for the Company’s stock based compensation plan been determined in the manner consistent with the fair value approach, the Company’s net income would be lower by Rs. 4 Million (previous year lower by Rs. 32 Million) and earnings per share as reported would be lower as indicated below:

	Rs. in Million except earning per share
	Year ended March 31, 2009	Year ended March 31, 2008
Net profit after tax and before exceptional items	10,146	7,695

Less: Exceptional items	—	(4,401)
Minority interest	(1)	5

Net Profit for the year	10,145	3,299

Less: Total stock-based employee compensation expense determined under fair value base method.	4	32

Adjusted net profit	10,141	3,267

Basic earnings per share (in Rs.)
—As reported	83.41	27.20
—Adjusted	83.37	26.93

Diluted earnings per share (in Rs.)
—As reported	78.82	25.24
—Adjusted	78.79	24.99

The fair value of each warrant is estimated on the date of grant based on the following assumptions:

Dividend yield (%)	6.48	6.60
Expected life	5 Years	5 years
Risk free interest rate (%)	5.99	7.83
Volatility (%)	58.70	55.28

16.	As required under Accounting Standard 18 “Related Party Disclosures” (AS – 18), following are details of transactions during the year with the related parties of the Company as defined in AS – 18:

(a)	List of Related Parties and Relationships

Name of Related Party	Relation
Mahindra & Mahindra Ltd.	Holding Company
British Telecommunications, plc.	Promoter holding more than 20% stake
Mahindra BT Investment Company (Mauritius) Ltd.	Promoter group company

Tech Mahindra Foundation**	100% Subsidiary company

Mahindra Engg & Chem Products Limited.	Fellow Subsidiary Company
Mahindra Engineering Services Ltd	Fellow Subsidiary Company
Bristlecone India Ltd.	Fellow Subsidiary Company
Mahindra World City (Jaipur) Ltd	Fellow Subsidiary Company
Mahindra Intertrade Ltd	Fellow Subsidiary Company
Mahindra SAR transmissions P ltd	Fellow Subsidiary Company
Mahindra Renault Pvt Ltd	Fellow Subsidiary Company
Mahindra Navistar Automotives Ltd	Fellow Subsidiary Company
Mahindra Ugine Steel co ltd	Fellow Subsidiary Company
Mahindra Logistic Ltd	Fellow Subsidiary Company
Mahindra Navistar Engines Pvt Ltd	Fellow Subsidiary Company
Mahindra Automotive Ltd	Fellow Subsidiary Company

Mr. Vineet Nayyar Vice Chairman, Managing Director and Chief Executive Officer	Key Management Personnel

**	Section 25 Company not considered for consolidation

(b)	Related Party Transactions for year ended 31st March 2009

Rs. in Million
Transactions	Promoter Companies		Subsidiary Companies	Fellow subsidiary Companies	Key Management Personnel
Reimbursement of Expenses (Net)-Paid/(Receipt)	(164 [(93)]	)	— [—]	— [—]	— [—]

Income from Services & Management Fees	25,961 [24,060]		— [—]	11 [3]	— [—]

Paid for Services Received	10 [71]		— [—]	63 [—]	— [—]

Transition Cost	— [233]		— [—]	— [—]	— [—]

Sub-contracting cost	— [—]		— [—]	42 [8]	— [—]

Dividend Paid	964 [—]		— [—]	— [—]	12 [—]

Salary, Perquisites and Commission	— [—]		— [—]	— [—]	23 [24]

Donation	— [—]		85 [76]	— [—]	— [—]

Stock options	— [—]		— [—]	— [—]	— [—]	*

Rent Paid/Payable	63 [18]		— [—]	— [—]	— [—]

Purchase of Fixed Asset	4 [17]		— [—]	1 [—]	— [—]

Advance Given	— [—]		— [—]	— [57]	— [—]

Payment for Exclusivity	— [4,401]		— [—]	— [—]	— [—]

Debit / (Credit) balances (Net) (inclusive of unbilled) outstanding as on March 31, 2009	3,892 [6,904]		— [—]	49 [57]	— [—]

Figures in brackets “[    ]”are for previous year ended 31st March 2008.

*	Options exercised during the year for NIL (previous year NIL) equity shares and options granted and Outstanding as at year end are 1,892,567 (previous year: 1,892,567)

Out of the above items transactions with Promoter companies, Subsidiary Companies, Fellow Subsidiary Companies and Key Management Personnel in the excess of 10% of the total related party transactions are as under:

		Rs. in Million
Transactions		For the Year ended March 31, 2009	For the Year ended March 31, 2008
Reimbursement of Expenses (net)—Paid/(Receipt)
Promoter Company
—British Telecommunications Plc.		(173)	(109)

Income from Services
Promoter Company
—British Telecommunications Plc.		25,885	24,024

Paid for Services Received
Promoter Companies
—Mahindra & Mahindra Ltd.		8	71

Fellow Subsidiary Company
—Mahindra Logistic Limited		63	—

Transition Cost
Promoter Company
—British Telecommunications Plc.		—	233

Dividend Paid
Promoter Companies
—Mahindra & Mahindra Ltd.	511		—
—British Telecommunications Plc.	358		—

		859
Donation
Subsidiary Company
—Tech Mahindra Foundation.		85	76

Advance Given
Fellow Subsidiary Company
—Mahindra World City (Jaipur) Ltd.		—	57

Purchase of Fixed Assets
Promoter Company
—British Telecommunications Plc.		4	16

Fellow Subsidiary Company
—Mahindra Navistar Automotives Ltd.		1	—

Payment for Exclusivity
Promoter Company
—British Telecommunications Plc.		—	4,401

Salary, Perquisites and Commission
Key Management Personnel
—Mr. Vineet Nayyar		23	24

Subcontracting Cost
Fellow Subsidiary Company
—BRISTLECONE I LTD.		42	8

Rent Paid/Payable
Promoter Company
—British Telecommunications Plc.		63	18

17.	The tax effect of significant timing differences that has resulted in deferred tax assets and liabilities are given below:

	Rs. in Million
Deferred Tax	March 31, 2009	March 31, 2008
a) Deferred tax liability:
Depreciation	—	(2)
b) Deferred tax asset:
Gratuity, Leave Encashment etc.	109	24
Doubtful Debts/Others	12	6
Preliminary Expenses	0	—
Carry forward of Net operating losses of a subsidiary	41	32
Depreciation	34	—

Total Deferred Tax Asset (Net)	196	60

18.	Exchange gain/(loss)(net) accounted during the year:

a)	The Company enters into foreign Exchange Forward Contracts and Currency Option Contracts to offset the foreign currency risk arising from the amounts denominated in currencies other than the Indian rupee. The counter party to the Company’s foreign currency Forward Contracts and Currency Option Contracts is generally a bank. These contracts are entered into to hedge the foreign currency risks of certain forecasted transactions. Forward Exchange Contracts and Currency Option Contracts in UK Pound exposure are split into two legs, which are GBP to USD and USD to INR.

b)	The following are the outstanding GBP:USD Currency Exchange Contracts entered into by the company which have been designated as Cash Flow Hedges as on March 31, 2009:

Type of cover	Amount outstanding at year end in Foreign currency (in Million)	Fair Value Gain / (Loss) (Rs. in Million)
Forward	GBP 70 (previous year: GBP 36)	340 (previous year: 26)

Option	GBP 178 (previous year: GBP 292)	5,025 (previous year: 920)

c)	The following are the outstanding USD:INR Currency Exchange Contracts entered into by the company which have been designated as Cash Flow Hedges as on March 31, 2009:

Type of cover	Amount outstanding at year end in Foreign currency (in Million)	Fair Value Gain / (Loss) (Rs. in Million)
Forward	USD 250 (previous year USD 318)	(1370) (previous year: [(141)]

Option	USD 368 (previous year USD 539)	(4931) (previous year: 46)

The movement in hedging reserve during the year ended march 31, 2008 for derivatives designated as Cash Flow Hedges is as follows:

	Rs. In Millions
Particulars	Year ended March 31, 2009	Year ended March 31, 2008
Balance at the beginning of the year	851	—
Gain/(Losses) transferred to income statement on occurrence of forecasted hedge transaction	(130)	—
Changes in the fair value of effective portion of outstanding cash flow derivative	(1657)	851
Net derivative gain/(losses) related to discontinued cash flow hedge	—	—

Balance at the end of the year	(936)	851

d)	In addition to the above cash flow hedges, the Company has outstanding Foreign Exchange Forward Contracts and Currency Options Contracts aggregating to Rs. 3,818 Million (previous year: Rs. 4,783 Million) whose fair value showed a loss of Rs. 243 Million (previous year: Gain Rs. 184 Million). Although these contracts are hedges from economic perspective, these are accounted as derivative instruments at fair value with changes in fair value recorded in the Profit and Loss account since the forecasted transactions have occurred.

e)	The year end foreign currency exposures that have not been specifically hedged by a derivative instrument or otherwise are given below:

Amounts receivable in foreign currency on account of the following:

Particulars	Rs. in Million	Foreign currency in Million
		Year ended March 31, 2009	Year ended March 31, 2008
Debtors	5,515 (previous year: 5,457)	AUD 1 CAD 3 EUR 5 GBP 42 MYR 2 NZD 5 PHP 24 SGD 3 THB 3 USD 34 CHF 0	AUD 3 CAD 2 EUR 3 GBP 43 MYR — NZD 2 PHP 27 SGD — THB — USD 49 CHF —

Loans and advances	161 (previous year: 16 )	AUD 0 CAD 0 CNY — EUR 0 GBP 2 NZD 0 SGD 0 TWD 0 USD 0	AUD 0 CAD 0 CNY 0 EUR 0 GBP — NZD 0 SGD 0 TWD 0 USD 0

Particulars	Rs. in Million	Foreign currency in Million
		Year ended March 31, 2009	Year ended March 31, 2008
Cash/Bank balances (Net)	4,274 (previous year: 270)	AUD 0 CAD 0 EGP 0 EUR 1 GBP 54 NZD 1 PHP 65 TWD 18 USD 3	AUD 1 CAD 0 EGP — EUR 0 GBP — NZD 1 PHP 13 TWD 15 USD 4

Amounts payable in foreign currency on account of the following:

Particulars	Rs. in Million	Foreign currency in Million
		Year ended March 31, 2009	Year ended March 31, 2008
Creditors (Net)	195 (previous year: 351)	AUD 0 NZD 0 EUR 0 GBP 0 MYR — PHP 0 SGD 1 THB 0 USD 3	AUD 0 CNY 0 EUR 0 GBP 4 MYR — PHP 0 SGD 0 THB 0 USD —

Other current liabilities (Net)	826 (previous year: 733)	AUD 0 CAD 0 CHF 0 EUR 0 GBP 9 NZD 0 PHP 3 THB 0 USD 3	AUD — CAD — CHF — EUR — GBP 9 NZD — PHP THB — USD —

19.	During the year ended March 31, 2007 the public issue of TML’s Equity Shares consisting of a fresh issue of 3,186,480 Equity Shares by TML and an offer for sale of 9,559,520 Equity Shares, by certain existing Shareholders of TML was made pursuant to a prospectus dated August 11, 2006. The Equity shares were issued for cash at a price of Rs. 365 per Equity Share (including a securities premium of Rs. 355 per Equity Share). The statement of proceeds from the public issue and utilisation thereof is as under:

Particulars	No of shares	Price	Rs. in Million
Proceeds received after payment to selling shareholders	3,186,480	365	1,163
Less: Expenses (Net) relating to the issue after recovery from the selling shareholders:
Professional fees			35
Advertising Expenses			8
Rates and Taxes			1
Miscellaneous expenses			1
Printing and Stationery			4
Traveling expenses			3

Net Proceeds			1,111

Used for the capitalisation work for Hinjewadi			1,111

Total			1,111

20.	Earning Per Share is calculated as follows

	Rs. in Million except earnings per share
Particulars	Year ended March 31, 2009	Year ended March 31, 2008
Net Profit after tax and before exceptional item	10,146	7,695
Less: Exceptional item	—	4,401
Profit after tax and exceptional item	10,146	3,294
Less: Minority Interest	(1)	5

Net Profit attributable to Shareholders	10,145	3,299

Equity Shares outstanding as at the year end (in Nos.)	121,733,634	121,362,869

Weighted average Equity Shares outstanding as at the year end (in Nos)	121,631,914	121,292,103
Weighted average number of Equity Shares used as denominator for calculating Basic Earnings Per Share	121,631,914	121,292,103

Add: Diluted number of Shares
ESOP outstanding at the end of the Year	7,077,324	9,427,640

Weighted average number of Equity Shares used as denominator for calculating Diluted Earnings Per Share	128,709,238	130,719,743
Nominal Value per Equity Share (in Rs.)	10.00	10.00

Earning Per Share
Before exceptional item
Earnings Per Share (Basic) (in Rs.)	83.41	63.49
Earnings Per Share (Diluted) (in Rs.)	78.82	58.91
After exceptional item
Earnings Per Share (Basic) (in Rs.)	83.41	27.20
Earnings Per Share (Diluted) (in Rs.)	78.82	25.24

21.	Details of cash and bank balances as on balance sheet date :-

(A)	Balances with scheduled banks

	Rs. in Million
	As at
	March 31, 2009	March 31, 2008
In Current accounts
ABN Amro Bank		0
ABN Amro Bank, EEFC account in USD		0
Citibank		0
Citibank, EEFC account in USD		0
HDFC Bank	1	3
HDFC Bank-EEFC account in USD	0	2
HSBC Bank	74	47
HSBC Bank, USA	—	1
HSBC Bank-EEFC account in GBP	4	(0)
HSBC Bank-EEFC account in USD	275	19
IDBI Bank	345	129
IDBI Bank-EEFC account in USD	14	90
IDBI Bank-Unclaimed dividend accounts	1	1
Kotak Mahindra Bank	1	1
Punjab National Bank	50	0
State Bank of India	—	0
State Bank of India, EEFC account in USD	—	1
State Bank of India, UK in GBP	3,715	198
State Bank of India, UK in USD	24	1

	4,504	493

(B)	Balances with non scheduled banks

	Rs. in Million
	As at
	March 31, 2009	March 31, 2008
In Current accounts
Bank of Italy, Italy	4	1
Chase Common wealth of Australia, Australia	—	18
Citibank, Italy	—	4
Dresdner Bank AG, Germany	12	40
HSBC Bank, Australia	16	19
HSBC Bank, Belgium	2	3
HSBC Bank, Canada	16	8
HSBC Bank, China account in CNY	0	0
HSBC Bank, China account in USD	0	1
HSBC Bank, Egypt	1	—
HSBC Bank, Germany	13	0
HSBC Bank, Indonesia account in IDR	14	1
HSBC Bank, Indonesia account in USD	15	9
HSBC Bank, Malaysia account in MYR	1	0
HSBC Bank, Malaysia account in USD	0	1
HSBC Bank, New Zealand	33	16
HSBC Bank, Singapore	21	4
HSBC Bank, Taiwan account in TWD	27	19
HSBC Bank, Taiwan account in USD	2	1
HSBC Bank, Thailand	1	6
HSBC Bank, United Kingdom account in Euros	48	12
HSBC Bank, United Kingdom account in GBP-I	201	69
HSBC Bank, United Kingdom account in GBP-II	27	—
HSBC Bank, United Kingdom account in USD	24	—
HSBC Bank, USA	202	138
HSBC Bank, Philipines account in PHP	68	13
HSBC Bank, Philipines account in USD	0	2
J P Chase, USA	0	60
Standard Chartered Bank, Singapore	1	1

	749	446

(C)	Balances In Deposit accounts

	Rs. in Million
	As at
	March 31, 2009	March 31, 2008
Dresdner Bank AG, Germany	—	2
HDFC Bank	0	1
HSBC Bank	85	—
HSBC Bank, Germany	27	—
ICICI Bank	—	10
IDBI Bank	16	11
Kotak Mahindra Bank	1	3
State Bank of India	—	10

	129	37

Total ( A + B + C )	5,382	976

22.	The company has exercised the option given vide notification number G.S.R. 225 (E) dated March 31, 2009 issued by the Ministry of Corporate Affairs, Government of India on provisions of Accounting Standard 11. One of the subsidiaries of the Company, CanvasM India Ltd. has capitalized the loss aggregating to Rs. 2.71 million arisen on translation of long term foreign currency monetary liabilities relating to acquisition of fixed assets, out of which Rs. 0.49 million has been amortized during the year and the unamortized balance as at March 31, 2009 is Rs. 2.22 million.

23.	During the year ended March 31, 2009 the Company has made investment of Rs. 85 Million resulting into 17.28% of the holding in Servista Limited a leading European system integrator. With this investment the Company has become Servista’s exclusive delivery arm for three years and will assist Servista in securing more large scale European IT off shoring business.

24.

a) The Board of Directors of Satyam Computer Services Limited on 13th April 2009 selected Venturbay Consultants Private Limited, a wholly owned subsidiary of the Company as the highest bidder to acquire a controlling stake in Satyam Computer Services Limited, subject to the approval of the Hon’ble Company Law Board (CLB). CLB has since granted its approval on 16th April 2009. Venturbay has deposited a sum of Rs. 29,107 million in escrow to cover the cost of 31% preferential issue by Satyam and a 20% open offer.

b) The Company has made investment of Rs. 112 Million in Mahindra Logisoft Business Solutions Limited (MLBSL) on April 11, 2009, as a result of MLBSL has become a wholly owned subsidiary of the Company from that date.

25.	Figures pertaining to the subsidiary companies have been reclassified wherever necessary to bring them in line with the group financial statements

26.	Previous year figures have been regrouped wherever necessary, to conform to the current year’s Classification.

Signatures to Schedules I to XIII

For Tech Mahindra Limited

Mr. Anand G Mahindra	Mr. Vineet Nayyar—Vice-Chairman,
Chairman	Managing Director & CEO

Hon. Akash Paul	Mr. Arun Seth
Director	Director

Mr. Anupam Puri	Mr. B. H. Wani
Director	Director

Mr. Bharat Doshi	Mr. M. Damodaran
Director	Director

Mr. Clive Goodwin	Dr. Raj Reddy
Director	Director

Mr. Paul Zuckerman	Mr. Ulhas N. Yargop
Director	Director

Mr. Ravindra Kulkarni	Mr. Vikrant Gandhe
Director	Asst. Company Secretary

Hyderabad, Dated: April 27, 2009

TECH MAHINDRA LIMITED

Consolidated Balance Sheet as at		Schedule	Rs. in Million
			March 31, 2008	March 31, 2007
I.	SOURCES OF FUNDS:
	SHAREHOLDERS’ FUNDS:
	Share Capital	I	1,214	1,212
	Share Application Money		0	1
	Reserves and Surplus	II	11,358	7,972

			12,572	9,185

	MINORITY INTEREST		111	116

	LOAN FUNDS:	III
	Secured Loan		—	100
	Unsecured Loan		300	33

			411	249

			12,983	9,434

II.	APPLICATION OF FUNDS:
	FIXED ASSETS:	IV
	Gross Block		7,457	6,245
	Less: Depreciation		3,101	2,403

	Net Block		4,356	3,842
	Capital Work-in-Progress, including Advances		1,640	579

			5,996	4,421

	INVESTMENTS:	V	633	979

	DEFERRED TAX ASSET (NET):		60	74
	(Refer Note 14 (a) to Schedule XIII)

	CURRENT ASSETS, LOANS AND ADVANCES:	VI
	Inventory		17	11
	Sundry Debtors		10,965	8,216
	Cash and Bank Balances		976	631
	Loans and Advances		3,604	1,537

			15,562	10,395

	Less: CURRENT LIABILITIES AND PROVISIONS:
	Liabilities	VII	6,505	4,899
	Provisions	VIII	2,763	1,536

			9,268	6,435

	Net Current Assets		6,294	3,960

			12,983	9,434

	SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS:	XIII

As per our attached report of even date
For Deloitte Haskins & Sells	For Tech Mahindra Limited
Chartered Accountants
	Mr. Anand G. Mahindra	Mr. Vineet Nayyar
	Chairman	Vice Chairman,

Hemant M Joshi		Managing Director & CEO
Partner
Pune, Dated: May 19, 2008
	Hon. Akash Paul	Mr. Al-Noor Ramji
	Director	Director

	Mr. Anupam Puri	Mr. Arun Seth
	Director	Director

	Mr. Bharat Doshi	Mr. Clive Goodwin
	Director	Director

	Mr. Paul Zuckerman	Dr. Raj Reddy
	Director	Director

	Mr. Ulhas N. Yargop	Mr. Vikrant Gandhe
	Director	Asst. Company Secretary
Boston; Dated: May 19th, 2008

TECH MAHINDRA LIMITED

Schedules forming part of the Balance Sheet

	Rs. in Million
	As at March 31, 2008	As at March 31, 2007
Schedule I

SHARE CAPITAL:
Authorised:
175,000,000 (previous year 175,000,000) Equity Shares of Rs. 10/-	1,750	1,750
(previous year Rs. 10/-) each.

	1,750	1,750

Issued subscribed and paid up:
121,362,869 (previous year 121,216,701) Equity Shares of Rs. 10/-	1,214	1,212
(previous year Rs. 10/-) each fully paid-up		—

	1,214	1,212

Notes:

1	Out of the above 9,931,638 (previous year 9,931,638) Equity Share of Rs. 10/- (previous year Rs. 10 paid-up) each fully paid-up are held by Mahindra BT Investment Company ( Mauritius) Limited, a subsidiary of Mahindra and Mahindra Ltd and 53,776,252 (previous year 53,776,252) equity shares of Rs. 10/- each (previous year Rs. 10 each) are held by Mahindra & Mahindra Ltd., the ultimate holding company.
2	The above includes 51,000,100 and 25,000,000 Equity Shares originally of Rs. 2/- each issued as fully paid-up bonus shares by capitalisation of balance of Profit and Loss Account and General Reserve, respectively.
3	The above includes 90,148,459 Equity Shares of Rs. 10/- each allotted as fully paid-up bonus shares by way of capitalisation of Profit and Loss Account (Refer note 5 of schedule XIII).
4	The above includes 5 Equity Shares of Rs. 2/- each consolidated into 1 Equity Share of Rs. 10/- each (Refer note 5 of schedule XIII)
5	Refer note 12 of schedule XIII for stock options.

TECH MAHINDRA LIMITED

Schedules forming part of the Balance Sheet—(Continued)

		Rs. in Million
		As at March 31, 2008	As at March 31, 2007
Schedule II

RESERVES AND SURPLUS:
General Reserve:
As per last Balance Sheet	1,014		949
Add: Transfer from Profit and Loss Account	1,700		65

		2,714	1,014
Securities Premium:
As per last Balance Sheet	2,293		283
Add: Received during the year	10		2,010

		2,303	2,293
Currency Translation Reserve
As per last Balance Sheet	21		17
Addition during the year	7		4

		28	21
Capital Reserve		—	0

Profit / (Loss) on cash flow hedges (Refer Note 1 l (III) of schedule XIII)		851	—

Balance in Profit and Loss Account	5,462		5,546
Less: Capitalised on issue of Bonus Shares (Refer note 5 of schedule XIII)	—		902

		5,462	4,644

		11,358	7,972

Schedule III

LOAN FUNDS:
Secured Loan:
—Cash Credit from bank		—	100
(Refer note 1 and 2 below)

		—	100

Note:

1	Loan from bank is secured by way of hypothecation of current assets including book debts
2	Net of current account balance of Rs. Nil (previous year Rs. 112 Million) as per sweep facility with the bank

Unsecured Loan:
Overdraft from bank	300	33

	300	33

TECH MAHINDRA LIMITED

Schedules forming part of the Balance Sheet—(Continued)

		Rs. in Million
		As at March 31, 2008	As at March 31, 2007
Schedule V

INVESTMENTS
Long Term (Unquoted - at cost)
Trade:
In Subsidiary Companies:
50,000 Equity shares (previous year 50,000) of Tech Mahindra Foundation of Rs. 10/- each fully paid up	1		1

		1	1
Current Investments (Unquoted - at lower of cost or fair value)

Non Trade:
3,071,620 (previous year 5,244.32) units of Rs. 1,000.60 (previous year Rs. 1,000.38) each of DSP Merrill Lynch Liquidity Plus Institutional Plan-daily dividend	3		5

50,544,739 (previous year Nil) units of Rs. 1,001.59 (previous year Rs. Nil) each of DSPML Liquidity Plus Institutional Plan-weekly dividend	51		—

Nil (previous year 200,000.00) units of Rs. Nil (previous year Rs. 1,000.00) each of DSP Merrill Lynch - Fixed Term Plan series 3A growth	—		200

Nil (previous year 4,600,000.00) units of Rs. Nil (previous year Rs. 10.00 each) TATA Fixed Horizon Fund Series III	—		46

Nil (previous year 15,000,000.00) units of Rs. Nil (previous year Rs. 10.00) each of Birla Mutual Fund - FTP-Quarterly-Series 8 -Dividend- Payout	—		150

Nil (previous year 11,533,845.61) units of Rs. Nil (previous year Rs. 10.02) each of Birla Mutual Fund - Cash Plus-Institutional.Prem.Weekly Dividend-Reinvestment [(Cost previous year Rs. 115.60 million)]	—		116

Nil (previous year 5,000,000.00) units of Rs. Nil (previous year Rs. 10.00) each of HSBC Mutual Fund - Fixed Maturity Plan	—		50

Nil (previous year 10,233,630.44) units of Rs. Nil (previous year Rs. 10.00) each of J M Mutual Fund- FMP Series IV Quarterly Dividend Plan	—		102

Nil (previous year 5,000,000.00) units of Rs. Nil (previous year Rs. 10.00) each of Kotak FMP Series 25 Growth	—		50

Nil (previous year 5,402,783.71) units of Rs. Nil (previous year Rs. 10.44) each of Reliance Mutual Fund- Short Term fund-Dividend Plan	—		56

Nil (previous year 5,000,000.00) units of Rs. Nil (previous year of Rs. 9.99) each of Reliance Fixed Tenor Fund Growth Plan [Cost Rs. Nil (previous year Rs. 50 Million)]	—		50

Nil (previous year 5,084,276.05) units of Rs. Nil (previous year Rs. 10.00) each of Chola FMP series-6 Quarterly plan-3 -Dividend	—		51

Nil (previous year 5,000,000.00) units of Rs. Nil (previous year Rs. 9.98) each of Grindlays - FMP-16 month Plan A-Growth [Cost Rs. Nil (previous year Rs. 50 Million)]	—		50

1,122,894.45 units (previous year Nil) units of Rs. 10.56 each of ICICI Prudential Flexible Income Plan-dividend weekly	12		—

18,811,010 (previous year Nil) units of Rs. 10 each of Birla Sun Life FTP - INSTL - Series AN Growth	188		—

1,179,151.034 units (previous year Nil units) of Rs. 10.03 each of HSBC Liquid Plus Institutional Plus-weekly dividend	12		—

TECH MAHINDRA LIMITED

Schedules forming part of the Balance Sheet—(Continued)

		Rs. in Million
		As at March 31, 2008	As at March 31, 2007

15,647,449 units (Previous year Nil units) of Rs. 10 each (Previous year Rs. Nil each) of Kotak Flexi Debt Scheme - Daily Dividend	157		—

15,500,000 (previous year Nil) units of Rs. 10 each (previous year Rs. Nil) of Standard Chartered Fixed Maturity Plan	155		—

2,752,230 (previous year Nil) units of Rs. 10.02 each (previous year Rs. NIL) of Birla Sunlife Liquid Plus Fund	27		—

2,750,662 (Previous Year Nil) units of Rs. 10.03 each (previous year Rs. Nil) of Kotak Mutual Fund - Flexi debt scheme	27		—

Nil (previous year 5,235,028.52) units of Rs. Nil (previous year Rs. 10.00) each of ABN AMRO Mutual Fund - FTP Series 4 Quarterly Plan Dividend on Maturity	—		52

		632	978

		633	979

Note:

1.	The above “non trade” investments made during previous year are out of proceeds of public issue (Refer note 25 of schedule XIII)
2.	Refer note 30 of schedule XIII for details of investment purchase and sold during the year

TECH MAHINDRA LIMITED

Schedules forming part of the Balance Sheet—(Continued)

		Rs. in Million
		As at March 31, 2008	As at March 31, 2007
Schedule VI

CURRENT ASSETS, LOANS AND ADVANCES:
Current Assets:
(a) Inventory
Finished Goods (Software product)		17	11
(b) Sundry Debtors *:
(Unsecured)
Debts outstanding for a period exceeding six months:
: considered good **		1,153	502
: considered doubtful		92	69

		1,245	571
Other debts, considered good ***		9,813	7,714
considered doubtful		2	0

		11,060	8,285
Less: Provision		95	69

		10,965	8,216

1. * Debtors include on account of unbilled revenue aggregating to Rs. 3,130 Million (previous year Rs. 1,898 Million)
2. ** Net of advances aggregating to Rs. 98 Million (Previous year Rs. 179 Million) pending adjustments with invoices
3. *** Net of advances aggregating to Rs. 169 Million (Previous year Rs. 1,609 Million) pending adjustments with invoices

(c) Cash and Bank Balances:

Cash in hand
Balance with scheduled banks
(i) In Current Accounts	822		237
(ii) In Fixed Deposit Accounts	37		343

Balance with other banks:
(i) In Current Accounts	117		51

		976	631
(d) Loans and Advances:
(Unsecured, considered good unless otherwise stated)

Bills of Exchange (considered doubtful)	—		5
Less: Provision	—		5

		—	—
Advances recoverable in cash or in kind or for value to be received			1,158
considered good	2,121
considered doubtful	10		6

	2,131		1,164
Less : Provision	10		6

		2,121	1,158

Fair value of foreign exchange forward and option contracts		1,036	151
(Refer Note 1I (III) of schedule XIII)
Advance Taxes (Net of provisions)		447	228

		3,604	1,537

		15,562	10,395

TECH MAHINDRA LIMITED

Schedules forming part of the Balance Sheet—(Continued)

	Rs. in Million
	As at March 31, 2008	As at March 31, 2007
Schedule VII
CURRENT LIABILITIES:
(a) Sundry Creditors:

Total outstanding dues to Micro, Medium and Small enterprises	—	—
Total outstanding dues of Creditors other than Micro, Medium and Small enterprises	5,119	4,135

(b) Other Liabilities:	1,385	763

(c) Unclaimed Dividend:	1	1

	6,505	4,899

Schedule VIII
PROVISIONS:
Provision for taxation (net of advance taxes)	795	837
Provision for Fringe benefit tax (net of advance taxes)	6	10
Proposed Dividend	668	—
Provision for Dividend tax	113	—
Provision for Gratuity (Refer note 9 of Schedule XIII)	491	288
Provision for Leave Encashment (Refer note 9 of Schedule XIII)	690	401

	2,763	1,536

TECH MAHINDRA LIMITED

	Schedule	Rs. in Million except earnings per share
Consolidated Profit and loss account for the		Year Ended March 31,
		2008	2007
INCOME
Income from operations		37,661	29,290
Other Income	IX	1,044	60

Total Income		38,705	29,350

EXPENDITURE:
Personnel	X	15,599	11,134
Operating and Other Expenses	XI	13,805	10,773
Depreciation	IV	796	515
Interest	XII	62	61

		30,262	22,483

PROFIT BEFORE TAXATION		8,443	6,867
Provision for Taxation
—Current tax		(689)	(648)
—Deferred tax		15	(36)
—Fringe benefit tax		(74)	(56)

PROFIT AFTER TAXATION AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM		7,695	6,127
Exceptional item		4,401	5,250
(Refer note 8 of schedule XIII)
Minority Interest Share in (Profit)/Loss		5	(1)

NET PROFIT FOR THE YEAR		3,299	876
Excess Provision for income-tax in respect of earlier year written back		—	339
(Refer note 14 (b) of Schedule XIII)
Balance brought forward from previous year		4,644	4,699

Balance available for appropriation		7,943	5,914
Interim Dividend-I		—	(90)
Interim Dividend-II		—	(176)
Final Dividend		(668)	—
Dividend Tax		(113)	(37)
Transfer to General Reserve		(1,700)	(65)

Balance Carried to Balance Sheet		5,462	5,546

Earning Per Share (Refer note 17 of Schedule XIII)
Before exceptional item (in Rs.)
—Basic		63.49	56.18
—Diluted		58.91	49.56

After exceptional item (in Rs.)
—Basic		27.20	10.56
—Diluted		25.24	9.32
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	XIII

As per our attached report of even date

For Deloitte Haskins & Sells	For Tech Mahindra Limited
Chartered Accountants
	Mr. Anand G. Mahindra	Mr. Vineet Nayyar
Hemant M Joshi	Chairman	Vice Chairman,
Partner		Managing Director & CEO
Pune, Dated: May 19, 2008
	Hon. Akash Paul	Mr. Al-Noor Ramji
	Director	Director

	Mr. Anupam Puri	Mr. Arun Seth
	Director	Director

	Mr. Bharat Doshi	Mr. Clive Goodwin
	Director	Director

	Mr. Paul Zuckerman	Dr. Raj Reddy
	Director	Director

	Mr. Ulhas N. Yargop	Mr. Vikrant Gandhe
	Director	Asst. Company Secretary
Boston; Dated: May 19, 2008

TECH MAHINDRA LIMITED

Schedules forming part of the Consolidated Profit and Loss Account

		Year Ended March 31,
		2008	2007
Schedule IX
OTHER INCOME
Interest on:
Deposits with banks	43		49
[Tax deducted at source Rs. 4 Million]
[(previous year Rs.19 Million)]
Income tax refund (refer note 14 (b) of schedule XIII)	—		37
Others [Tax deducted at source Rs. 1 Million]	3		2

(previous period Rs. Nil)]		46	88
Dividend received on current investments (non-trade)		70	66
Profit on sale of current investments (non-trade) (net)		43	14
Exchange fluctuations (Net)		767	(114)
Sundry balances written back		89	—
Miscellaneous income		29	6

		1,044	60

Schedule X
PERSONNEL
Salaries, wages and bonus		13,672	9,924
Contribution to provident and other funds		1,100	696
Staff welfare		827	514

		15,599	11,134

TECH MAHINDRA LIMITED

Schedules forming part of the Consolidated Profit and Loss Account—(Continued)

		Year Ended March 31,
		2008	2007
Schedule XI
OPERATING AND OTHER EXPENSES
Power		330	208
Rent		790	417
Rates and taxes		40	24
Communication expenses		825	542
Travelling expenses		5,062	3,559
[Net of recoveries Rs. 55 Million (previous period Rs. 189 Million)]
Recruitment expenses		84	121
Hire charges		191	181
Sub-contracting costs		3,899	2,793
Repairs and maintenance:
Buildings (including leased premises)	29		20
Machinery	63		46
Others	111		61

		203	127
Insurance		126	98
Professional and Legal fees		397	495
Software packages		751	1,388
Project Transition Cost		233	—
Training		168	126
Advertising, marketing and selling expenses		37	31
Commission on income from service		169	221
Loss on sale of fixed assets (net)		4	2
Excess of cost over fair value of current investments		—	0
Provision for doubtful debts		26	39
Provision for doubtful advance		4	3
Advances / bad debts written off		26	9
Donations		76	59
Miscellaneous expenses		364	330

		13,805	10,773

Schedule XII
INTEREST
Interest On
Cash Credit / Over draft		62	61

		62	61

TECH MAHINDRA LIMITED

Schedules forming part of the Consolidated Balance Sheet

Schedule IV

FIXED ASSETS

	Rs. in Million
	GROSS BLOCK				DEPRECIATION				NET BLOCK
Description of Assets	Cost as at April 01, 2007	Additions during the Year	Deductions during the Year	Cost as at March 31, 2008	Up to March 31, 2007	For the Year	Deductions during the Year	Up to March 31, 2008	As at March 31, 2008	As at March 31, 2007
Goodwill on consolidation	1,009	21		1,030					1,030	1,009

Leased Assets:
Vehicles	67	—	17	50	38	13	12	39	11	29
(Refer Note 10 of Schedule XIII)

Other Assets:
Freehold Land	174	0	—	174	—	—	—	—	174	174
Leasehold Land	221	210	—	431	1	5	—	6	425	220
Leasehold Improvements	83	195	—	278	6	54	—	60	218	77
Office Building / Premises	1,598	—	—	1,598	578	107	—	685	913	1,020
Computers	1,414	500	80	1,834	849	356	79	1,126	708	565
Plant and Machinery	879	262	2	1,139	461	141	2	600	539	418
Furniture and Fixtures	682	126	5	803	449	98	4	543	260	233
Vehicles	42	3	1	44	18	11	1	28	16	24

Intangible Assets:
Intellectual property rights	76	—	—	76	3	11	—	14	62	73
(Refer Note 19 of Schedule XIII)

Total	6,245	1,317	105	7,457	2,403	796	98	3,101	4,356	3,842

Previous year	4,580	1,687	22	6,245	1,880	540	17	2,403

Capital Work-in-Progress (include capital advances Rs 1,686 Million) (previous year Rs 544 Million)									1,640	579

							Total		5,996	4,421

Note: 1)	Fixed Assets include certain leased vehicles aggregating to Rs. 14 Million (previous year Rs. 38 Million) (at cost) on which vendors have a lien.

TECH MAHINDRA LIMITED

Consolidated Cash flow for the year ended March 31, 2008

			Rs in Million
	Cash flow statement for the year ended		March 31, 2008	March 31, 2007
A	Cash flow from operating activities:
	Net profit before taxation and exceptional item	8,443		6,867
	Less:
	Exceptional Item	(4,401)		(5,250)

			4,042	1,617
	Adjustments for:
	Depreciation	796		515
	Loss on sale of Fixed Assets, (net)	4		2
	Interest expense	62		61
	Decrease in fair value of current investment	—		0
	Exchange loss/(gain) (net)	(251)		63
	Currency translation adjustment	7		5
	Exchange (gain) /Loss on mark to market on Hedges			—
	Dividend from current investments	(70)		(66)
	Interest income	(46)		(88)
	Profit on sale of current investments	(43)		(14)

			459	478

	Operating profit before working capital changes		4,501	2,095
	Adjustments for:
	Trade and other receivables	(3,589)		(4,716)
	Trade and other payables	2,033		3,282

			(1,556)	(1,434)

	Cash generated from operations before tax		2,945	661
	Income taxes paid	(999)		(324)

			(999)	(324)

	Net cash from / (used in) operating activities		1,945	337

B	Cash flow from investing activities:
	Additional consideration on acquisition of subsidiary	98		—
	Purchase of Fixed Assets	(2,394)		(1,941)
	Acquisition of business (net of cash)	—		10
	Purchase of current investments	(5,021)		(6,147)
	Sale of current investments	5,410		6,687
	Sale of Fixed Assets	3		3
	Interest received	48		80
	Dividend on current investments received	61		66

	Net cash from /(used in) investing activities		(1,795)	(1,242)

C	Cash flow from financing activities:
	Proceeds from issue of shares (including Securities Premium)	11		951
	Issue of equity shares	—		1,163
	Share application money	—
	Dividend (including dividend tax paid)	—		(1,347)
	Payment of Principal on Car Lease	(14)		—
	Proceeds from borrowing	167		133
	Interest paid	(62)		(61)

	Net cash from / (used in) financing activities		102	839
	Net decrease in cash and cash equivalents (A+B+C)		253	(66)
	Cash and cash equivalents at the beginning of the period		674	740

	Cash and cash equivalents at the end of the period		927	674

Notes:

1	Components of cash and cash equivalents include cash, bank balances in current and deposit accounts as disclosed under Schedule VI (b) of the accounts.
2	Purchase of fixed assets are stated inclusive of movements of capital work in progress between the commencement and end of the year and are considered as part of investing activity.

		March 31, 2008	March 31, 2007
3	Cash and cash equivalents include:
	Cash and Bank Balances	976	631
	Unrealised (gain)/loss on foreign currency
	Cash and cash equivalents	(49)	43

	Total Cash and Cash equivalents	927	674

4	Cash and cash equivalents include equity share application money of Rs. 0 Million (previous period Rs. 1 million) and unclaimed dividend of Rs. 1 million (previous period Rs. 1 million)

As per our attached report of even date

For Deloitte Haskins & Sells	For Tech Mahindra Limited
Chartered Accountants

	Mr. Anand G. Mahindra	Mr. Vineet Nayyar
	Chairman	Vice Chairman,
Hemant M. Joshi		Managing Director & CEO
Partner
Pune, Dated: May 19, 2008

	Hon. Akash Paul	Mr. Al-Noor Ramji
	Director	Director

	Mr. Anupam Puri	Mr. Arun Seth
	Director	Director

	Mr. Bharat Doshi	Mr. Clive Goodwin
	Director	Director

	Mr. Paul Zuckerman	Dr. Raj Reddy
	Director	Director

	Mr. Ulhas N. Yargop	Mr. Vikrant Gandhe
	Director	Asst. Company Secretary
Boston; Dated: May 19, 2008

Tech Mahindra Limited

Schedule XIII

Schedules forming part of the Consolidated Balance Sheet and Profit and Loss Account

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS FORMING PART OF CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2008

1.	Significant accounting policies:

(a)	Basis for preparation of accounts:

The accompanying Consolidated Financial Statements of Tech Mahindra Limited (TML) (“the holding company”) and its subsidiaries are prepared under the historical cost convention in accordance with the generally accepted accounting principles applicable in India (Indian GAAP), the provisions of the Companies Act, 1956 and the Accounting Standards to the extent possible in the same format as that adopted by the holding company for its separate financial statements.

The financial statements of the subsidiaries used in the consolidation are drawn up to the same reporting date as that of the holding company namely March 31, 2008.

(b)	Principles of consolidation:

The financial statements of the holding company and its subsidiaries have been consolidated on a line by line basis by adding together the book value of like items of assets, liabilities, income, expenses, after eliminating intra—group transactions and any unrealized gain or losses on the balances remaining within the group in accordance with the Accounting Standard—21 on “Consolidated Financial Statements” (AS 21).

The financial statements of the holding company and its subsidiaries have been consolidated using uniform accounting policies for like transaction and other events in similar circumstances.

The excess of cost of investments in the subsidiary company/s over the share of the equity of the subsidiary company’s at the date on which the investment in the subsidiary company’s is made is recognized as ‘Goodwill on Consolidation’ and is grouped with Fixed Assets in the Consolidated Financial Statements.

Alternatively, where the share of equity in the subsidiary company/s as on the date of investment is in excess of cost of the investment, it is recognized as ‘Capital Reserve’ and grouped with ‘Reserves and Surplus’, in the Consolidated Financial Statements.

Minority interest in the net assets of the consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made in the subsidiary company’s and further movements in their share in the equity, subsequent to the dates of investments. Minority interest also includes share application money received from minority shareholders. The losses in subsidiary’s attributable to the minority shareholder are recognized to the extent of their interest in the equity of the subsidiary’s.

(c)	Use of Estimates:

The preparation of Consolidated Financial Statements, in conformity with the generally accepted accounting principles, requires estimates and assumptions to be made that affect the reported amounts of assets and liabilities on the date of financial statements and the reported amounts of revenues and expenses during the reported year. Differences between the actual results and estimates are recognised in the year in which the results are known/ materialised.

(d)	Fixed Assets

Fixed assets are stated at cost less depreciation. Costs comprise purchase price and attributable costs, if any.

(e)	Leases:

Assets taken on lease by TML are accounted for as fixed assets in accordance with Accounting Standard 19 on “Leases”, (AS 19).

(i)	Finance lease

Assets taken on finance lease are accounted for as fixed assets at fair value. Lease payments are apportioned between finance charge and reduction of outstanding liability.

(ii)	Operating lease

Assets taken on lease under which all risks and rewards of ownership are effectively retained by the lessor are classified as operating lease. Lease payments under operating leases are recognised as expenses on accrual basis in accordance with the respective lease agreements.

(f)	Depreciation/Amortisation of fixed assets:

(i)	Depreciation for all fixed assets including for assets taken on lease is computed using the straight-line method based on estimated useful lives. Depreciation is charged on a pro-rata basis for assets purchased or sold during the year. Management’s estimate of the useful life of fixed assets is as follows:

Buildings	15 years
Computers	3-4 years
Plant and machinery	3-5 years
Furniture and fixtures	5 years
Vehicles	3-5 years

(ii)	Leasehold land is amortised over the period of lease.

(iii)	Leasehold improvements are amortised over the period of lease.

(iv)	Intellectual property rights are amortised over a period of seven years.

(g)	Impairment of Assets:

At the end of the year, each company determines whether a provision should be made for impairment loss on fixed assets by considering the indications that an impairment loss may have occurred in accordance with Accounting Standard 28 on “Impairment of Assets”. Where the recoverable amount of any fixed asset is lower than its carrying amount, a provision for impairment loss on fixed assets is made for the difference. Recoverable amount is the higher of an asset’s net selling price and value in use. In assessing value in use, the estimated future cash flows expected from the continuing use of the asset and from its disposal are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of time value of money and the risks specific to the asset.

Reversal of impairment loss if any, is recognised immediately as income in the Profit and Loss Account.

(h)	Investments:

Current investments are carried at lower of cost and fair value. Long-term investments are carried at cost. Provision is made to recognise a decline other than temporary in the carrying amount of long term investments.

(i)	Inventories:

Valued at the lower of the cost and net realisable value. Cost is determined on First-In-First-Out basis.

(j)	Revenue recognition:

Revenue from software services and business process outsourcing services include revenue earned from services performed on ‘time and material’ basis, time bound fixed price engagements and system integration projects.

The related revenue is recognized as and when services are performed. Income from services performed by TML pending receipt of purchase orders from customers, which are invoiced subsequently on receipt thereof, are recognized as unbilled revenue.

The Companies also perform time bound fixed price engagements, under which revenue is recognized using the proportionate completion method of accounting, unless work completed cannot be reasonably estimated. Provision for estimated losses, if any on uncompleted contracts are recorded in the year in which such losses become probable based on the current contract estimates. In respect of iPolicy Networks Limited revenue of sale of software and hardware products are recognised at the point of dispatch to the customer.

Unbilled revenue is recognised at month closing rate. On receipt of POs, the amounts are billed to the customer & the revenue is booked at the prevailing rate.

Dividend income is recognized when the Company’s right to receive dividend is established. Interest income is recognized on time proportion basis.

(k)	Expenditure:

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition

(l)	i) Foreign currency transactions:

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of transaction. Monetary items are translated at the year -end rates. The exchange difference between the rate prevailing on the date of transaction and on the date of settlement as also on translation of monetary items at the end of the year is recognised as income or expense, as the case may be.

Any premium or discount arising at the inception of the forward exchange contract is recognized as income or expense over the life of the contract, except in the case where the contract is designated as a cash flow hedge.

ii)	Derivative instruments and hedge accounting;

The Company uses foreign currency forward contracts to hedge its risks associated with foreign currency fluctuations relating to certain firm commitments and forecasted transactions. The Company designates these as cash flow hedges applying the recognition and measurements principles set out in the Accounting Standard 30 “Financial Instruments: Recognition and Measurements” (AS-30).

The use of foreign currency forward contracts is governed by the Company’s policies approved by the board of directors, which provide written principles on the use of such financial derivatives consistent with the Company’s risk management strategy. The Company does not use derivative financial instruments for speculative purposes.

Foreign currency forward contract derivative instruments are initially measured at fair value and are remeasured at subsequent reporting dates. Changes in the fair value of these derivatives that are designated and effective as hedges of future cash flows are recognized directly in reserves and the ineffective portion is recognized immediately in profit and loss account.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in the profit and loss account as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in reserves is transferred to profit and loss account.

iii)	Accounting for Exchange gain/(loss):

The Company enters into foreign exchange forward contracts to off set the foreign currency risk arising from the amounts denominated in currencies other than the Indian Rupee. The counter party to the Company’s foreign currency forward contracts is generally a bank.

Pending the issue of an accounting standard under Indian GAAP to cover forward exchange contracts entered into to hedge foreign currency risk of a firm commitment or highly probable forecast transactions, the exchange differences arising on such contracts up to 31st March, 2007 were recognized in the statement of profit or loss in the reporting year.

Effective 1st April, 2007, the Company has designated the outstanding forward exchange contracts as cash flow hedges. Changes in the fair value of effective forward exchange contract are recognized directly in reserves and the ineffective portion is recognized immediately in profit and loss account.

Consequent to this change in accounting for such contracts, the profit for the year ended March 31, 2008 is lower by Rs. 851 Million and Reserves and Surplus are higher by Rs 851 Million.

(m)	Translation and Accounting of Financial Statement of Foreign subsidiaries:

The financial statements are translated to Indian Rupees in accordance with the guidance issued by the ICAI in the background material to AS 21 as follows:

a.	All incomes and expenses are translated at the moving average rate of exchange prevailing during the year.

b.	Assets and liabilities are translated at the closing rate on the Balance sheet date.

c.	Share Capital is translated at historical rate.

d.	The resulting exchange differences are accumulated in currency translation reserve.

(n)	Employee Retirement Benefits:

a)	Gratuity:

The Company provides for gratuity, a defined retirement benefit plan covering eligible employees. The Gratuity plan provides for a lump sum payment to employees at retirement, death, incapacitation or termination of the employment based on the respective employee’s salary and the tenure of the employment. Liabilities with regard to a Gratuity plan are determined based on the actuarial valuation carried out by an independent actuary as of the Balance Sheet date for TML and its Indian subsidiaries.

In respect of a subsidiary, viz., Tech Mahindra (R&D Services) Limited where the gratuity liability is funded, liability towards gratuity is provided for shortfall, if any, between accrued liabilities as determined on actuarial valuation and fund balance. (Refer to note 9 below).

b)	Provident fund:

The eligible employees of TML and its Indian subsidiaries are entitled to receive the benefits of Provident fund, a defined contribution plan, in which both employees and the Company make monthly contributions at a specified percentage of the covered employees’ salary (currently at 12% of the basic salary). The contributions as specified under the law are paid to the Regional Provident Fund Commissioner by the Company.

c)	Compensated absences:

The Company provides for the encashment of leave subject to certain rules. The employees are entitled to accumulate leave subject to certain limits, for future encashment or availment. The liability is provided based on the number of days of unavailed leave at balance sheet date on the basis of an independent actuarial valuation for TML and its Indian subsidiaries. Whereas provision for encashment of unavailed leave on retirement is made on actual basis for Tech Mahindra (Americas) Inc.(TMA), Tech Mahindra GmbH(TMGMBH) and Tech Mahindra (Singapore) Pte. Ltd.(TMSL), TML does not expect the difference on account of varying methods to be material. (Refer note 9 below).

Actuarial gains and losses are recognised in full in the Profit and Loss account for the year in which they occur.

(o)	Borrowing costs:

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalized as part of the cost of such assets. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use or sale. All other borrowing costs are charged to revenue.

(p)	Taxation:

Tax expense comprises of current tax, deferred tax and fringe benefit tax. Current tax is measured at the amount expected to be paid to/recovered from the tax authorities, based on estimated tax liability computed after taking credit for allowances and exemption in accordance with the local tax laws existing in the respective countries.

Minimum alternative tax (MAT) paid in accordance to the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability is considered as an asset if there is convincing evidence that the Company will pay normal tax after the tax holiday year. Accordingly, it is recognized as an asset in the Balance Sheet when it is probable that the future economic benefit associated with it will flow to the Company and the asset can be measured reliably. Deferred tax assets and liabilities are recognised for future tax consequences attributable to timing differences between taxable income and accounting income that are capable of reversal in one or more subsequent years and are measured using relevant enacted tax rates. The carrying amount of deferred tax assets at each Balance Sheet date is reduced to the extent that it is no longer reasonably certain that sufficient future taxable income will be available against which the deferred tax asset can be realized.

Fringe benefit tax is recognized in accordance with the relevant provisions of the Income-tax Act, 1961 and the Guidance Note on Fringe Benefits Tax issued by the ICAI.

Tax on distributed profits payable in accordance with the provisions of the Income-tax Act, 1961 is disclosed in accordance with the Guidance Note on Accounting for Corporate Dividend Tax issued by the ICAI.

(q)	Contingent Liabilities:

These, if any, are disclosed in the notes on accounts. Provision is made in the accounts if it becomes probable that any outflow of resources embodying economic benefits will be required to settle the obligation arising out of past events.

Notes on Accounts:

2.	a) The consolidated financial statements present the consolidated accounts of TML, which consists of the accounts of the holding company and of the following subsidiaries:

Name of the Subsidiary company	Country of incorporation	Extent of Holding (%) as on March 31, 2008
Tech Mahindra (Americas) Inc.	United States of America	100%
Tech Mahindra GmbH	Germany	100%
Tech Mahindra (Singapore) Pte. Ltd.	Singapore	100%
Tech Mahindra (Thailand) Limited	Thailand	100%
Tech Mahindra (R & D Services) Limited (TMRDL) and its following subsidiary:	India	100%
a) Tech Mahindra (R & D Services) Inc.	United States of America	100%
PT Tech Mahindra Indonesia	Indonesia	100%
CanvasM Technologies Limited and its following subsidiary (CANVAS) a) CanvasM Technologies Inc.	India United States of America	80.10% 80.10%
iPolicy Networks Limited.	India	100%
Tech Mahindra (Malaysia) SDN. BHD	Malaysia	100%
Tech Mahindra (Beijing) IT Services Limited	China	100%

b)	TML has an investment in a subsidiary company viz. Tech Mahindra Foundation (TMF). TMF has been incorporated primarily for charitable purposes, where in the profits will be applied for promoting its objects. Accordingly, the accounts of TMF are not consolidated in these financial statements, since TML will not derive any economic benefits from its investments in TMF.

3.	The estimated amount of contracts remaining to be executed on capital account, (net of capital advances) and not provided for as at March 31, 2008 for TML Rs. 1378 Million (previous year: Rs. 1,291 Million).

4.	Contingent liabilities:

(i)	TML and its subsidiary TMRDL has received notices from Income Tax authorities resulting in a contingent liability of Rs. 158 Million and Rs. 1 Million (previous year Rs. 100 Million and 1 million respectively). TML demand is on account of disallowance of software maintenance activity and deduction u/s 80HHE amounting to Rs. 37 Million and a further sum of Rs. 121 Million relating to Section 10A. The Company has appealed before Appellate authorities and is hopeful of succeeding in the same.

(ii)	TML has received demand notice from Sales Tax Authority for Rs. 1 Million (previous year Nil) towards purchases made from unregistered dealers for the financial year 2000-01. The company has filed appeal against the same.

(iii)	Bank Guarantees outstanding for TML and its subsidiaries TMRDL and Tech Mahindra (Singapore) Pte. Ltd. (TMSL) are Rs. 160 Million, Rs. 20 Million and Rs. 6 Million respectively (previous year: Rs. 224 Million, Rs. 20 Million and Rs Nil respectively)

(iv)	Claims from Statutory Authorities for TMRDL is Rs. 2 Million (Provident Fund) (previous year: Rs. 2 Million) and Rs. 7 Million (Service Tax) (previous year Nil).

5.	During the previous year, pursuant to the resolution passed by the shareholders at the Extra ordinary General Meeting held on June 01, 2006, TML consolidated its share capital from 112,685,573 equity shares of Rs. 2/- each into 22,537,114 equity shares of Rs. 10/- each.

Further, during the previous year TML has issued 90,148,459 Equity Shares of Rs. 10/- each as bonus shares at the rate of 4 shares for each share held as at June 01, 2006, aggregating to Rs. 902 Million by way of capitalization from the balance of Profit and Loss account.

6.	TML acquired Tech Mahindra (R&D services) Limited on November 28, 2005. The terms of purchase provides for payment of contingent consideration to all the selling shareholders, payable over three years and calculated based on achievement of specific targets. The contingent consideration is payable in cash and cannot exceed Rs. 641 Million.

The consideration so payable would be accounted in the books of account in the year of achieving the milestones under the agreement. Accordingly Rs. 16 Million (previous year Rs. 101 Million) has been accounted for during the year as additional cost of acquisition, in accordance with the terms of agreement and Rs. 5 Million has been accounted as additional consideration due to revision in management estimates made in the previous year. The total earn out payment amounts to Rs. 154 Million.

Further, the goodwill arising on additional 1,600 shares of TMRDL acquired during the year aggregating to Rs. 0.06 Million has also been added to the goodwill.

7.	During the previous year, TML has acquired entire shareholding of iPolicy Networks Limited (iPolicy) (formerly known as iPolicy Networks Private Limited) vide Share Purchase Agreement dated January 18, 2007 for a consideration of Rs. 29 Million. As a result iPolicy has become wholly owned subsidiary of the company with effect from the date of acquisition. The company has made additional investment of Rs. 381 Million (previous year Rs. 120 Million) after the acquisition.

During the previous year, the excess of the above cost to TML over its share of the equity in iPolicy at the date on which investment is made aggregating to Rs. 41 Million has been added to the goodwill on consolidation under Fixed Assets.

During the year the company has paid an additional amount of Rs 0.03 Million due to revision in the acquisition cost computation. The above additional cost of Rs. 0.03 Million, being the excess of cost to TML over its share of the equity in iPolicy has been added to the goodwill on consolidation under Fixed Assets.

8.	During the year, TML has entered in to an agreement with a customer under which it will have exclusivity for 90 days in negotiating an engagement.

As per the terms of the agreement TML has made an ‘exclusivity’ payment of Rs. 4,401 million to the customer which is unconditional, irrevocable and non refundable. Accordingly, this payment has been disclosed as an exceptional item in the Profit and Loss account.

The project will be executed with a consortium partner who will bear part of the ‘exclusivity payment’. The payment from consortium partner will be accounted when it is contractually firmed up.

During the previous year, TML had entered into Global Sourcing Agreement relating to the development of a global sourcing model for strategic outsourcing services, with a customer for a term of five years.

As per the terms of agreement, TML had made an upfront payment of Rs. 5,250 Million to the customer, which is unconditional, irrevocable and non-refundable. Accordingly, this payment had been disclosed as an exceptional item in the previous year Profit and Loss account.

9.	The revised Accounting Standard 15 on “Employee Benefits”, (AS 15) has been adopted by the company with effect from April 1, 2006.

(i)	The disclosure as required under AS 15 regarding the Employees Retirement Benefits Plan for gratuity is as follows:

a)	TML, iPolicy and CanvasM:

	Rs. in Million
Particulars	March 31, 2008	March 31, 2007
Projected benefit obligation, beginning of the year	276	191
Service cost	155	103
Interest cost	28	16
Actuarial (gain)/loss	24	(21)
Benefits paid	(15)	(14)

Projected benefit obligation, end of the year	468	275

The gratuity plan is not funded and the liability is provided for in the books of account.

	Rs. in Million
Particulars	March 31, 2008	March 31, 2007
Net periodic gratuity cost
Service cost	155	103
Interest cost	28	16
Amortisation of actuarial (gain)/loss	24	(21)

Net periodic gratuity cost	207	98

b) Assumptions:

Discount rate	7.75%	8.00%
Rate of increase in compensation levels of covered employees	8.00%	7.75%

c)	TMRDL:

	Rs. In Million
Particulars	March 31, 2008	March 31, 2007
Projected benefit obligation, beginning of the year	41	29
Service cost	7	6
Interest cost	4	3
Actuarial loss	6	5
Benefits paid	(4)	(2)

Projected benefit obligation, end of the year	54	41
Defined Benefit obligation liability as at the balance sheet is wholly funded by the company

Change in Plan Assets
Fair Value of Assets beginning of the year	28	29
Contributions by Employer	3
Expected Return on Assets	3	3
Actuarial Gain (Loss)	1	(2)
Benefits Paid	(4)	(2)

Projected Fair Value of Assets, end of the year	31	28
Gratuity Cost for the year
Service Cost	7	6
Interest Cost	4	3
Expected Return on Assets	(3)	(3)
Amortisation of Actuarial Gain /(Loss)	4	7

Net Periodic Gratuity Cost	13	13

d) Assumptions:

Discount rate	7.75%	8.00%
Rate of increase in compensation levels of covered employees	7.75%	7.50%

ii)	The disclosure as required under AS 15 regarding the Employees Retirement Benefits Plan for leave encashment is as follows:

a)	Disclosure:

	Rs. In Million
Particulars	March 31, 2008	March 31, 2007
Projected benefit obligation, beginning of the year	313	232
Service cost	91	74
Interest cost	27	18
Actuarial loss	164	30
Past service cost (vested)	9	0
Benefits paid	(65)	(41)

Projected benefit obligation, end of the year	539	313

The leave encashment liability is not funded and is provided for in the books of account.

	Rs. In Million
Particulars	March 31, 2008	March 31, 2007
Net periodic leave encashment cost
Service cost	91	74
Interest cost	27	18
Amortisation of actuarial loss	164	30
Past service cost (vested)	9	—

Net periodic leave encashment cost	291	122

b) Assumptions:

Discount rate	7.75%	8.00%
Rate of increase in compensation levels of covered employees for TML	8.00%	7.75%

c)	The Company has in addition to above accounted for short term leave encashment and provident fund contribution amounting to Rs. 77 Million (previous year Rs. 89 Million)

10.	Assets acquired/given on Lease:

i)	Finance Lease:

TML has acquired vehicles on lease, the fair value of which aggregates to Rs. 50 Million (previous year Rs. 67 Million). As per Accounting Standard 19 (AS-19) on Leases, the Company has capitalized the said vehicles at their fair values as the leases are in the nature of finance leases as defined in AS-19. Lease payments are apportioned between finance charge and deduction of outstanding liabilities. The details of lease rentals payable in future are as follows:

	Rs. in Million
	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable (previous year Rs. 13 Million and Rs. 4 Million respectively)	4	0
Present value of Lease rentals payable (previous year Rs. 12 Million and Rs. 4 Million respectively)	4	0

ii)	Operating Lease:

A)	The assets taken on Operating Lease are as detailed below:

i)	TML has taken vehicles on operating lease for a period of three to four years. The lease rentals recognised in the Profit and Loss Account for the year is Rs. 8 Million (previous year Rs. 1 Million).

The future lease payments of operating lease are as follows:

	Rs. in Million
	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable (Previous year Rs. 1 Million and Rs. 3 Million respectively)	11	18

ii)	TMRDL has taken on lease various residential/commercial premises for cancelable period of 1 year to 3 years. These agreements are normally renewed on expiry.

Lease rentals recognized in the statement of profit and loss account in respect of the above operating lease is Rs. 11 Million (previous year Rs. 12 Million).

iii)	Tech Mahindra (R&D) Inc. USA has taken office space, equipment and vehicles on operating lease. The lease rentals recognised in the Profit and Loss account for the year is Rs. 4 Million (previous year Rs. 4 Million). The future lease payments of operating lease are as follows

Rs. in Million
	Not later than 1 year				Later than 1 year not later than 5 years
	Office space		Vehicles		Office space		Vehicles
Minimum Lease rentals payable	8		0		11		0
	[8	]	[1	]	[20	]	[1	]

Figures in bracket “[    ]” indicate previous year figures

iv)	Tech Mahindra (Americas) Inc. (TMA) has taken office space on operating lease. The lease rentals recognized in the Profit and Loss Account for the year is Rs. 5 Million (previous year Rs. 3 Million). The future lease payments of operating lease are as follows:

	Rs. in Million
Particulars	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable (previous year Rs. 4 Million and Nil respectively)	1	—

v)	Tech Mahindra (Thailand) limited (TMTL) has taken office premises on operating lease. The lease rentals recognized in the Profit and Loss Account for the period is Rs. 1 Million (previous year Rs 1 Million). The future lease payments of operating lease are as follows:

	Rs. in Million
Particulars	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable (previous year Rs. 1 Million and Rs. 3 Million)	1	0

vi)	Tech Mahindra GmbH has taken office space on operating lease. The future lease payments of operating lease are as follows:

	Rs. in Million
Particulars	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable	3	—

vii)	Tech Mahindra Singapore has taken office space on operating lease. The lease rentals recognized in the Profit and Loss Account for the year is Rs. 8 Million (previous year Rs. 7 Million). The future lease payments of operating lease are as follows:

	Rs. in Million
Particulars	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable (Previous year Rs. 7 Million and 6 respectively)	7	2

vii)	The CanvasM is a lessee under various operating leases. Rental expense for operating leases for the year ended March 31, 2008 Rs. 3 Million (previous year Rs. 1 Million). The company has not executed any non-cancelable operating leases

B)	The assets given on Operating Lease are as detailed below

The	assets given by the TMRDL on Operating Lease are as detailed below:

	Rs. in Million
Description of Asset	Gross Carrying amount March 31, 2008		Accumulated Depreciation April 1, 2007		Depreciation for the year
Building—Block C in Hosur Road, Bangalore.	50		14		3
	[50	]	[11	]	[3	]

(Figures	in brackets “[ ]”are for the previous year)

The above operating lease is for a cancelable period of 3 years which is renewal by mutual consent.

There is no contingent rent.

11.	With the focus on customers in the Telecom Service Providers (TSP) and TEM segments of the telecom vertical, TML has reorganised its management structure to cater to its business segments. Consequently TML is of the view that as per the requirements of Accounting Standard 17 on ‘Segment Reporting’ (AS 17), the primary segment of TML is business segment by category of customers in the TSP, TEM, Business process outsourcing (BPO) and other sectors and the secondary segment is the geographical segment by location of its customers.

The Accounting principles consistently used in the preparation of the financial statements are also applied to record income and expenditure in the individual segments. There are no inter-segment transactions during the year.

A.	PRIMARY SEGMENTS

FOR THE YEAR ENDED MARCH 31, 2008

	(Rs. in Million)
Particulars	TELECOM SERVICE PROVIDER	TELECOM EQUIPMENT MANUFACTURER	BUSINESS PROCESS OUTSOURCING	OTHERS	TOTAL
Revenues	33,612	1,937	1,296	816	37,661
Less: Direct Expenses	20,792	1,655	807	600	23,854

Segmental Operating Results	12,820	282	489	216	13,807

Less: Unallocable Expenses
Depreciation					796
Interest					62
Other Unallocable Expenses					5,550
Total Unallocable Expenses					6,408

Operating Income					7,399

Add: Other Income					1,044

Net Profit before tax & exceptional item					8,443

Less: Provision for Taxation
Current Tax					(689)
Deferred Tax					15
Fringe Benefit Tax					(74)

Net Profit after tax & before Minority Interest and exceptional item					7,695

Exceptional item					4,401
Minority Interest					5

Net Profit for the year					3,299

Segregation of assets, liabilities, depreciation and other non-cash expenses into various primary segments has not been done as the assets are used interchangeably between segments and TML is of the view that it is not practical to reasonably allocate liabilities and other non-cash expenses to individual segments and an adhoc allocation will not be meaningful.

B.	SECONDARY SEGMENTS:

Revenues from secondary segments are as under—

Sector	Rs. in Million
Europe	27,733
USA	7,300
Asia Pacific	2,268

Total	37,661

Segregation of assets into secondary segments has not been done as the assets are used interchangeably between segments. Consequently the carrying amounts of assets by location of assets are not given.

A.	PRIMARY SEGMENTS

FOR THE YEAR ENDED MARCH 31, 2007

	(Rs. in Million)
Particulars	TELECOM SERVICE PROVIDER	TELECOM EQUIPMENT MANUFACTURER	BUSINESS PROCESS OUTSOURCING	OTHERS	TOTAL
Revenues	26,664	1,832	141	653	29,290
Less: Direct Expenses	15,707	1,190	156	483	17,536

Segmental Operating Income	10,957	642	(15)	170	11,754

Less: Unallocable Expenses
Depreciation					515
Interest					61
Other Unallocable Expenses					4,371
Total Unallocable Expenses					4,947

Operating Income					6,807

Add: Other Income					60

Net Profit before tax					6,867

Less: Provision for Taxation
Current Tax					(648)
Deferred Tax					(36)
Fringe Benefit Tax					(56)

Net Profit before Minority Interest and exceptional item					6,127

Exceptional item					5,250
Minority Interest					1

Net Profit for the year					876

Excess provision for income-tax in respect of earlier years written back (Refer note 14 (b) below)					339

Net profit					1,215

Segregation of assets, liabilities, depreciation and other non-cash expenses into various primary segments has not been done as the assets are used interchangeably between segments and TML is of the view that it is not practical to reasonably allocate liabilities and other non-cash expenses to individual segments and an adhoc allocation will not be meaningful.

B.	SECONDARY SEGMENTS:

Revenues from secondary segments are as under—

Sector	Rs. in Million.
Europe	21,237
USA	5,370
Asia Pacific	2,683

Total	29,290

Segregation of assets into secondary segments has not been done as the assets are used interchangeably between segments. Consequently the carrying amounts of assets by location of assets are not given.

12.	A) TML has instituted “Employee Stock Option Plan 2000” (ESOP) for its employees and Directors. For this purpose it had created a trust viz. MBT ESOP trust. In terms of the said Plan, the trust has Granted options to the employees and directors in form of warrant which vest at the rate of 33.33% on each successive anniversary of the grant date. The options can be exercised over a period of 5 years from the date of grant. Each warrant carries with it the right to purchase one equity share of the Company at the exercise price determined by the trust on the basis of fair value of the equity shares at the time of grant.

The details of the options are as under:

Particulars	March 31, 2008	March 31, 2007
Options outstanding at the beginning of the year	489,120	1,220,000
Options granted during the year		—
Options lapsed during the year	6,620	18,480
Options cancelled during the year	20,480	37,860
Options exercised during the year	111,930	674,540
Options outstanding at the end of the year	350,090	489,120

Out of the options outstanding at the end of year, 244,390 (previous year 100,420) (Net of exercised & lapsed) options have vested, which have not been exercised.

B) TML has instituted “Employee Stock Option Plan 2004” (ESOP 2004) for its employees. In terms of the said Plan, the Compensation Committee has granted options to employees of the Company. The options are divided into Upfront options and Performance options. The Upfront Options are divided into three sets which will entitle holders to subscribe to option shares at the end of First year, Second year and Third year. The vesting of the Performance Options will be decided by the Compensation Committee based on the performance of employees.

Particulars	March 31, 2008	March 31, 2007
Options outstanding at the beginning of the year	5,677,701	10,219,860
Options granted during the year		—
Options lapsed during the year		—
Options cancelled during the year		—
Options exercised during the year		4,542,159
Options outstanding at the end of the year	5,677,701	5,677,701

Out of the options outstanding at the end of the year, there are 2,271,081 (previous year Nil) (Net of exercised & lapsed) vested options which have not been exercised.

C) TML has instituted “Employee Stock Option Plan 2006” (ESOP 2006) for its employees and directors and its subsidiary companies. In terms of the said plan, the compensation committee has granted options to the employees of the Company. The vesting of the options is 10%, 15%, 20%, 25%, and 30 % of total options granted after 12, 24, 36, 48 and 60 months, respectively from the date of grant. The maximum exercise period is 7 years from the date of grant.

The details of the options are as under:

Particulars	March 31, 2008	March 31, 2007
Options outstanding at the beginning of the year	4,493,116	4,612,380
Options granted during the year	72,000	656,625
Options lapsed during the year	—	—
Options cancelled during the year	337,850	402,890
Options exercised during the year	34,238	372,999
Options outstanding at the end of the year	4,193,028	4,493,116
Weighted average share price of the above options on the date of the exercise	Rs. 83	Rs. 83

Out of the options outstanding at the end of the year, 680,543 (previous year 56,456) (net of exercised & lapsed) options have vested which have not been exercised.

D) The Company uses the intrinsic value-based method of accounting for stock options granted after April 1, 2005. Had the compensation cost for the Company’s stock based compensation plan been determined in the manner consistent with the fair value approach, the Company’s net income would be lower by Rs. 32 Million (previous year Rs. 10 Million) and earnings per share as reported would be lower as indicated below:

		Rs In Million except earning per share
		Year Ended March 31, 2008	Year ended March 31, 2007
Net profit after Tax and before exceptional item		7,695	6,127
Less:	Exceptional item	(4,401)	(5,250)
:	Minority Interest	5	(1)

Net profit for the year		3,299	876
Add:	Excess provision for income-tax in respect of earlier year written back	—	339

Net Profit		3,299	1,215
Less:	Total stock-based employee compensation expense determined under fair value base method.	32	10

Adjusted net profit		3,267	1,205
Basic earnings per share (in Rs.)
—As reported		27.20	10.56
—Adjusted		26.93	10.47
Diluted earnings per share (in Rs.)
—As reported		25.24	9.32
—Adjusted		24.99	9.23

The fair value of each warrant is estimated on the date of grant based on the following assumptions:

Dividend yield (%)	6.60	6.89
Expected life	5 years	5 years
Risk free interest rate (%)	7.83	7.72
Volatility (%)	55.28	62.69

13.	As required under Accounting Standard 18 “Related Party Disclosures” (AS – 18), following are details of transactions during the year with the related parties of the Company as defined in AS – 18:

(a)	List of Related Parties and Relationships

Name of Related Party	Relation
Mahindra & Mahindra Ltd.	Holding Company

British Telecommunications, plc.	Promoter holding more than 20% stake

Tech Mahindra Foundation	100% Subsidiary company

Mahindra Engineering and Chemical Products Ltd.	Fellow Subsidiary Company

Mahindra Engineering Design and Development Company Ltd.	Fellow Subsidiary Company

Bristlecone India Ltd.	Fellow Subsidiary Company

Mahindra World City (Jaipur) Ltd	Fellow Subsidiary Company

Mr. Vineet Nayyar Vice Chairman, Managing Director and Chief Executive Officer	Key Management Personnel

(b) Related Party Transactions for year ended 31st March, 2008

(Rs. in Million)
Transactions	Promoter Companies	Subsidiary Companies	Fellow subsidiary Companies	Key Management Personnel
Reimbursement of Expenses (Net)-Paid/(Receipt)	(92) [(348)]	— [—]	— —	— —

Income from Services & Management Fees	24,060 [19,001]	— [—]	3 [3]	— —

Paid for Services Received	71 [(24)]	— [—]	— —	— —

Project Transition Cost	233 [—]	— [—]	— [—]	— [—]

Sub-contracting cost	— [—]	— [—]	8 [21]	— [—]

Dividend Paid	— [1,143]	— [—]	— [—]	[1]

Salary and Perquisites	— [—]	— [—]	— [—]	24 [24]

Donation	— [—]	76 [56]	— [—]	— [—]

Stock options	[—] [—]	— [—]	[—] [—]	[—]* [—]

Purchase of Fixed Asset	17 [9]	— [—]	— [—]	— [—]

Advance Given	— [—]	— [—]	57 [—]	— [—]

Exclusivity Payment/ [Upfront Payment]	4,401 [5,250]	— [—]	— [—]	— [—]

Debit / (Credit) balances (Net) (inclusive of unbilled) outstanding as on March 31, 2008	6,904 [5,349]	— [—]	57 [1]	— [—]

Figures in brackets “[    ]”are for previous year ended 31st March, 2007.

*	Options exercised during the year are for Nil (previous year 1,514,053) equity shares and options granted and outstanding as at year end are 1,892,567 (previous year 1,892,567).

Out of the above items transactions with Promoter companies, Subsidiary Companies, Fellow subsidiary Companies and Key Management Personnel in the excess of 10% of the total related party transactions are as under:

	(Rs. in Million)
Transactions	For the Year ended March 31, 2008	For the Year ended March 31, 2007
Reimbursement of Expenses (net)—Paid/(Receipt)
Promoter Companies
—British Telecommunications Plc.	(109)	(359)

Income from Services
Promoter Companies
—British Telecommunications Plc.	24,024	18,982

Paid for Services Received
Promoter Companies
—Mahindra & Mahindra Ltd.	71	24

Project Transition Cost
Promoter Companies
—British Telecommunications Plc.	233	—

Dividend Paid
Promoter Companies
—Mahindra & Mahindra Ltd.	—	634
—British Telecommunications Plc.	—	474

Donation
—Tech Mahindra Foundation.	76	56

Advance Given
Fellow Subsidiary Company
—Mahindra World City (Jaipur) Ltd	57	—

Purchase of Fixed Assets
Promoter Companies
—Mahindra & Mahindra Ltd.	—	9
—British Telecommunications Plc	16	—

Exclusivity Payment/ Upfront Payment
Promoter Companies
—British Telecommunications plc.	4,401	5,250

Salary and Perquisites
Key Management Personnel
—Mr. Vineet Nayyar	24	24

Subcontracting Cost
Fellow Subsidiary Company
—BRISTLECONE I LTD.	8	—

There have been no transactions with the following companies during the year

• First Choice Wheels Ltd ( Earlier known as Automartindia Ltd)	Fellow Subsidiary
• Bristlecone Ltd	Fellow Subsidiary
• Bristlecone Inc.	Fellow Subsidiary
• Mahindra Consulting Engineers Ltd.	Fellow Subsidiary
• Mahindra-BT Investment Company (Mauritius) Ltd.	Holding company
• Bristlecone GmbH	Fellow Subsidiary
• Bristlecone Singapore Pte. Ltd.	Fellow Subsidiary
• Mahindra (China) Tractor Company Ltd.	Fellow Subsidiary
• Mahindra Europe s.r.l.	Fellow Subsidiary
• Mahindra Gujarat Tractor Ltd.	Fellow Subsidiary
• Mahindra Holdings & Finance Ltd.	Fellow Subsidiary
• Mahindra Holidays & Resorts India Ltd.	Fellow Subsidiary
• Mahindra Holidays & Resorts (USA) Inc.	Fellow Subsidiary
• Mahindra Insurance Brokers Ltd.	Fellow Subsidiary
• Mahindra Intertrade Ltd.	Fellow Subsidiary
• Bristlecone UK Ltd.	Fellow Subsidiary
• Mahindra International Ltd.	Fellow Subsidiary
• Mahindra Logisoft Business Solutions Ltd.	Fellow Subsidiary
• Mahindra Middleeast Electrical Steel Service Centre (FZE)	Fellow Subsidiary
• Mahindra & Mahindra Financial Services Ltd.	Fellow Subsidiary
• Mahindra & Mahindra South Africa (Pty) Ltd.	Fellow Subsidiary
• Mahindra Overseas Investment Company (Mauritius) Ltd.	Fellow Subsidiary
• Mahindra Renault Pvt. Ltd.	Fellow Subsidiary
• Mahindra Steel Service Centre Ltd.	Fellow Subsidiary
• Mahindra Shubhlabh Services Ltd.	Fellow Subsidiary
• Mahindra SAR Transmission Pvt Ltd.	Fellow Subsidiary
• Mahindra USA Inc.	Fellow Subsidiary
• Mahindra Ugine Steel Company Ltd.	Fellow Subsidiary
• NBS International Ltd.	Fellow Subsidiary
• Stokes Group Ltd	Fellow Subsidiary
• Jensand Ltd	Fellow Subsidiary
• Stokes Forgings Dudley Ltd	Fellow Subsidiary
• Stokes Forgings Ltd	Fellow Subsidiary
• Plexion Technologies (UK) Ltd	Fellow Subsidiary
• Plexion Technologies GmbH	Fellow Subsidiary
• Plexion Technologies Incorporated	Fellow Subsidiary
• Mahindra Forgings International Ltd.	Fellow Subsidiary
• Mahindra Forgings Global Ltd	Fellow Subsidiary
• Gesenkschmiede Schneider GmbH	Fellow Subsidiary
• Falkenroth Umformtechnik GmbH	Fellow Subsidiary
• Jeco-Jellinghaus GmbH	Fellow Subsidiary
• Mahindra Forgings Europe AG	Fellow Subsidiary
• Mahindra Hinoday Industries Ltd	Fellow Subsidiary
• Schöneweiss & Co. GmbH	Fellow Subsidiary
• Mahindra Life Space Developers Ltd	Fellow Subsidiary
• Mahindra Infrastructure Developers Ltd	Fellow Subsidiary
• Mahindra Integrated Township Ltd	Fellow Subsidiary
• Mahindra World City Developers Ltd	Fellow Subsidiary
• Mahindra World City (Maharashtra) Ltd	Fellow Subsidiary
• MHR Hotel Management GmbH	Fellow Subsidiary

• Bristlecone (Malaysia) SDN. BHD	Fellow Subsidiary
• Mahindra Automotive Ltd	Fellow Subsidiary
• Mahindra Castings Private Ltd	Fellow Subsidiary
• Mahindra Forgings Ltd.	Fellow Subsidiary
• Mahindra Hotels and Residences India Ltd	Fellow Subsidiary
• Mahindra Holdings Ltd	Fellow Subsidiary
• Mahindra Logistics Ltd	Fellow Subsidiary
• Mahindra Rural Housing Finance Ltd	Fellow Subsidiary
• Mahindra Retail Private Ltd	Fellow Subsidiary
• Mahindra Technology Park Ltd.	Fellow Subsidiary
• Punjab Tractors Ltd.	Fellow Subsidiary
• Mahindra Residential Developers Ltd	Fellow Subsidiary
• Mahindra Aerospace Pvt Ltd	Fellow Subsidiary
• Heritage Bird (M) Sdn Bhd	Fellow Subsidiary
• Mahindra First Choice Services Ltd	Fellow Subsidiary
• Mahindra Graphic Research Design srl	Fellow Subsidiary
• Mahindra Navistar Engines Private Ltd	Fellow Subsidiary

14.	a.)The tax effect of significant timing differences that has resulted in deferred tax assets and liabilities are given below:

Deferred Tax	March 31, 2008	March 31, 2007
	Rs. in Million	Rs. in Million
a) Deferred tax liability:
Depreciation	(2)	(1)
b) Deferred tax asset:
Gratuity, Leave Encashment etc.	24	10
Doubtful Debts/Others	6	4
Carry forward of Net operating losses of a subsidiary	32	61

Total Deferred Tax Asset (Net)	60	74

b.)	Consequent to completion of Income-tax assessments by the tax authorities in the United Kingdom for the financial years 2001-02, 2002-03 and 2003-04 TML has received tax refunds aggregating to Rs. 321 Million (including interest aggregating to Rs. 37 Million) in previous year. Accordingly, in previous year the excess provision for Income-tax relating to the aforesaid years has been written back to the Profit and Loss Account and the interest received is disclosed under Other Income.

15.	Exchange gain/(loss)(net) accounted during the year:

a)	The Company enters into foreign Exchange Forward Contracts and Currency Option Contracts to offset the foreign currency risk arising from the amounts denominated in currencies other than the Indian rupee. The counter party to the Company’s foreign currency forward contracts and Currency Option Contracts is generally a bank. These contracts are entered into to hedge the foreign currency risks of firm commitments. Forward Exchange Contracts and Currency Option Contracts in UK Pound exposure are split into two legs, which are GBP to USD and USD to INR.

b)	The following are the outstanding GBP:USD Currency Exchange Contracts entered into by the company which have been designated as Cash Flow Hedges as on 31st March, 2008:

Type of cover	Amount outstanding at year end in Foreign currency (in Million)	Fair Value Gain/(Loss) (Rs. in Million)	Amount outstanding at year end (Rs. In Million)	Exposure to Buy/Sell
Forward	GBP 36 (previous year Nil)	26 (previous year Nil)	2,865 (previous year Nil)	Sell

Option	GBP 292 (previous year Nil)	920 (previous year Nil)	23,217 (previous year Nil)	Sell

c)	The following are the outstanding USD:INR Currency Exchange Contracts entered into by the company which have been designated as Cash Flow Hedges as on 31st March, 2008:

Type of cover	Amount outstanding at year end in Foreign currency (in Million)	Fair Value Gain/(Loss) (Rs. in Million)	Amount outstanding at year end (Rs. In Million)	Exposure to Buy/Sell
Forward	USD 318 (previous year Nil)	(141) (previous year Nil)	12,738 (previous year Nil)	Sell

Option	USD 539 (previous year Nil)	46 (previous year Nil)	21,625 (previous year Nil)	Sell

The movement in hedging reserve during period ended March 31st 2008 for derivatives designated as Cash Flow Hedges is as follows:

Particulars	Year ended March 31st 2008	Year ended March 31st 2007
Balance at the beginning of the year	—	—
Gain/(Losses) transferred to income statement on occurrence of forecasted hedge transaction	—	—
Changes in the fair value of effective portion of outstanding cash flow derivative	851	—
Net derivative gain/(losses) related to discounted cash flow hedge	—	—

Balance at the end of the year	851	—

d)	In addition to the above cash flow hedges, the Company has few outstanding foreign exchange forward contracts and currency options contracts aggregating to Rs. 10,662 Million (previous year Rs. 21,149 Million) whose fair value showed a gain of Rs. 170 Million (previous year Rs. 151 Million), which do not qualify for hedge accounting and accordingly these are accounted as derivative instruments at fair value with changes in fair value recorded in the Profit and Loss account.

e)	The year end foreign currency exposures that have not been specifically hedged by a derivative instrument or otherwise are given below:

Amounts receivable in foreign currency on account of the following :

Particulars	Rs. in Million	Foreign currency in Million
		Current year		Previous year
Debtors	3,227 (previous year 883)	GBP	34	GBP	—
		AUD	3	AUD	0
		CAD	2	CAD	0
		EUR	3	EUR	1
		NZD	3	NZD	0
		USD	—	USD	18
		PHP	27	PHP	—

Loans and advances	16 (previous year 12)	AUD	0	AUD	0
		USD	0	USD	0
		CAD	0	CAD	—
		EUR	0	EUR	0
		NZD	0	NZD	—
		SGD	0	SGD	—
		TWD	0	TWD	0
		CNY	0	CNY	—

Cash/Bank balances (Net)	270 (previous year 99)	USD	4	USD	0
		AUD	1	AUD	0
		NZD	1	NZD	0
		TWD	15	TWD	39
		PHP	13	PHP	—
		CAD	0	CAD	—
		EURO	0	EURO	0

Amounts payable in foreign currency on account of the following:

Particulars	Rs. in Million	Foreign currency in Million
		Current year		Previous year
Creditors (Net)	351 (previous year 188)	EUR	0	EUR	0
		GBP	4	GBP	1
		SGD	0	SGD	—
		THB	0	THB	—
		USD	—	USD	2
		MYR	—	MYR	—
		PHP	0	PHP	—
		CNY	0	CNY	—
		AUD	0	AUD	0

Other current liabilities (Net)	733 (previous year 566)	GBP	9	GBP	7

f)	Exchange gain/(loss)(net) accounted during the year:

	Rs. in Million
Particulars	March 31, 2008	March 31, 2007
Others	767	(114)

16.	During the previous year the public issue of TML’s Equity Shares consisting of a fresh issue of 3,186,480 Equity Shares by TML and an offer for sale of 9,559,520 Equity Shares, by certain existing Shareholders of TML was made pursuant to a prospectus dated August 11, 2006. The Equity shares were issued for cash at a price of Rs. 365 per Equity Share (including a securities premium of Rs. 355 per Equity Share).

The statement of proceeds from the public issue and utilisation thereof is as under:

Particulars	No of shares	Price	Rs. In Million
Proceeds received after payment to selling shareholders	3,186,480	365	1,163
Less: Expenses (Net) relating to the issue after recovery from the selling shareholders:
Professional fees			35
Advertising Expenses			8
Rates and Taxes			1
Miscellaneous expenses			1
Printing and Stationery			4
Traveling expenses			3

Net Proceeds			1,111

Deployment up to March 31, 2008
Used for the capitalisation work for Hinjewadi			1,111

Total			1,111

17.	Earning Per Share is calculated as follows:

	Rs. In million except EPS and Shares
Particulars	Year ended March 31, 2008	Year ended March 31, 2007
Net Profit after tax and before exceptional item	7,695	6,127
Less: Exceptional Item	(4,401)	(5,250)

Profit after tax and exceptional item	3,294	877

Less: Minority Interest	5	1
Add: Excess provision for tax in respect of earlier years written back	—	339

Net Profit attributable to Shareholders	3,299	1,215

Equity Shares outstanding as at the year end (in Nos.)	121,362,869	121,216,701
Weighted average Equity Shares outstanding as at the year end (in Nos)	121,292,103	115,071,417
Weighted average number of Equity Shares used as denominator for calculating Basic Earnings Per Share	121,292,103	115,071,417

Add: Diluted number of Shares
ESOP outstanding at the end of the period	9,427,640	15,381,480
Weighted average number of Equity Shares used as denominator for calculating Diluted Earnings Per Share	130,719,743	130,452,897
Nominal Value per Equity Share (in Rs.)	10.00	10.00

Before exceptional item
Earnings Per Share (Basic) (in Rs.)	63.49	56.18
Earnings Per Share (Diluted) (in Rs.)	58.91	49.56

After exceptional item
Earnings Per Share (Basic) (in Rs.)	27.20	10.56
Earnings Per Share (Diluted) (in Rs.)	25.24	9.32

18.	Details of Investments purchased and sold during the year by the TML & its subsidiaries

TYPE OF FUND	31-Mar-08
	Units	Cost Rs. in Million
ICICI PRUDENTIAL MUTUAL FUND: 28 ICICI Prudential’s Flexible Income Plan	14,229,879	150

ABN AMRO MUTUAL FUND: ABN AMRO Flexible Short Term Plan Ser. B Qtly Div—Reinvested ABN AMRO Money Plus Institutional Weekly Dividend ABN Amro Flexi Debt Fund—Regular Weekly Dividend	5,235,029 20,717,076 15,078,001	52 207 151

BIRLA SUNLIFE MUTUAL FUND:

Birla Sun Life Liquid Plus—Institutional Daily Dividend—Reinvestment

Birla Sun Life Liquid Plus—Institutional—Weekly Dividend—Reinvested

Birla Sun Life Liquid Plus—Instl—Weekly Dividend—Reinvestment

	39,972,818 4,712,065 20,782,981	400 47 208

DBS CHOLA MUTUAL FUND: DBS Chola FMP—Series 7 (Quarterly Plan—4)—Dividend	5,085,445	51

DSP MERRILL LYNCH MUTUAL FUND: DSP Merrill Lynch Liquid Plus Institutional Plan—Daily Dividend	399,780	400

GRINDLAYS MUTUAL FUND: Grindlays Cash Fund—Institutional Plan B—Daily Dividend Grindlays Floating Rate Fund—LT Institutional Plan B—Weekly Dividend	5,173,225 5,476,371	55 55

HSBC MUTUAL FUND: HSBC Liquid Plus—Institutional Plus—Weekly Dividend	5,406,969	54

JM MUTUAL FUND:

JM Fixed Maturity fund—Series V—Quarterly Plan 4—Institutional Dividend Plan

JM Fixed Maturity Fund—Series V—Quarterly Plan 4—Institutional Dividend Plan

JM Money Manager Fund—Super Plus Plan—Weekly Dividend

	10,370,469 10,569,489 10,682,893	104 106 107

KOTAK MUTUAL FUND: Kotak Flexi Debt Scheme—Quarterly Dividend Kotak Flexi Debt Scheme Daily Dividend Kotak Liquid (Institutional Premium)—Daily Divided	5,354,364 44,860,484 4,470,643	55 450 55

RELIANCE MUTUAL FUND: Reliance Liquid Plus Fund—Institutional Tenor Fund Plan A—Growth Plan	49,941	50

19.	During the previous year one of the subsidiaries viz., iPolicy, entered into an “Intellectual Property Asset Purchase Agreement” (the agreement) with iPolicy Networks Inc., on January 23, 2007. Pursuant to the above agreement along with ancillary agreements, the said subsidiary has acquired certain Copyright, Patent, Inventions and Trademark etc. as specified in the agreements (collectively referred as Intellectual Property Rights) for Rs. 76 Million. The consideration payable has been deposited in an Escrow Account with a bank pursuant to the Escrow Agreement dated January 22, 2007 and the amount will be released to iPolicy Networks Inc., on satisfaction of certain conditions/ clarifications, as stipulated in the agreement.

20.	Previous year figures have been regrouped wherever necessary, to conform to the current period’s classification.

Signatures to Schedules I to XIII

For Tech Mahindra Limited

Mr. Anand G Mahindra—Chairman

Mr. Vineet Nayyar—Vice-Chairman, Managing Director & CEO

Hon. Akash Paul—Director

Mr. Al-Noor Ramji—Director

Mr. Anupam Puri—Director

Mr. Arun Seth—Director

Mr. Bharat Doshi—Director

Mr. Clive Goodwin—Director

Mr. Paul Zuckerman—Director

Dr. Raj Reddy—Director

Mr. Ulhas N. Yargop—Director

Mr. Vikrant Gandhe—Asst. Company Secretary Boston; Dated :19th May 2008

ANNUAL REPORT 2006 – 2007

CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2007

		Schedule	As at March 31, 2007	Rs. in Million As at March 31, 2006
I.	SOURCES OF FUNDS:
	SHAREHOLDERS’ FUNDS:
	Capital	I	1,212.17	208.00
	Share Application Money		1.42	—
	Reserves and Surplus	II	7,971.32	5,946.27

			9,184.91	6,154.27
	MINORITY INTEREST		115.83	0.36
	LOAN FUNDS:	III
	Secured Loan		100.10	—
	Unsecured Loan		70.05	—

			170.15	—

			9,470.89	6,154.63

II.	APPLICATION OF FUNDS:
	FIXED ASSETS:	IV
	Gross Block		6,244.54	4,579.63
	Less: Depreciation/Amortisation		2,402.94	1,879.76

	Net Block		3,841.60	2,699.87
	Capital Work-in-Progress, including Advances		579.27	198.28

			4,420.87	2,898.15
	INVESTMENTS:	V	979.07	1,504.83
	DEFERRED TAX ASSET (NET):		74.27	111.68
	CURRENT ASSETS, LOANS AND ADVANCES:	VI
	Inventory		10.67	—
	Sundry Debtors		8,215.71	4,377.34
	Cash and Bank Balances		668.33	759.69
	Loans and Advances		1,556.61	539.36

			10,451.32	5,676.39

	Less: CURRENT LIABILITIES AND PROVISIONS:
	Liabilities	VII	4,919.14	1,835.92
	Provisions	VIII	1,535.50	2,200.50

			6,454.64	4,036.42

	Net Current Assets		3,996.68	1,639.97

			9,470.89	6,154.63

	SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS:	XIII

As per our attached report of even date

For Deloitte Haskins & Sells		For Tech Mahindra Limited
Chartered Accountants
	Anand G. Mahindra	Vineet Nayyar
	Chairman	Vice Chairman, Managing Director & CEO
A. B. Jani	Al-Noor Ramji	Anupam Puri	Bharat Doshi
Partner	Director	Director	Director
	Clive Goodwin	Paul Zuckerman	Dr. Raj Reddy
	Director	Director	Director
Ulhas N. Yargop
Director
Vikrant Gandhe
Mumbai, Dated: 15th May, 2007	Boston; Dated: 7th May 2007		Asst. Company Secretary

ANNUAL REPORT 2006 – 2007

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED MARCH 31, 2007

	Schedule	Year Ended March 31, 2007	Rs. in Million Year Ended March 31, 2006
INCOME:	IX	29,367.30	12,766.79

EXPENDITURE:
Personnel	X	11,092.51	5,623.72
Operating and Other Expenses	XI	10,831.67	4,124.24
Depreciation/Amortisation		515.49	397.48
Interest	XII	61.17	—

		22,500.84	10,145.44

PROFIT BEFORE TAXATION		6,866.46	2,621.35
Provision for Taxation:
—Current tax		(648.39)	(207.68)
—Deferred tax		(35.59)	(24.53)
—Fringe benefit tax		(56.29)	(35.39)

PROFIT BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS		6,126.19	2,353.75
Exceptional Item		5,249.38	—
(Refer to note 8 of Schedule XIII)
Minority Interest-Share in Profit		(0.88)	(0.04)

NET PROFIT FOR THE YEAR		875.93	2,353.71
Excess Provision of Income Tax in respect of earlier years
(Refer to note 15 of Schedule XIII)		339.50	—
Balance brought forward from previous year		4,699.10	3,760.46

Balance available for appropriation		5,914.53	6,114.17
Interim Dividend—I		(90.15)	(30.61)
Interim Dividend—II		(176.00)	(31.15)
Interim Dividend—III		—	(62.37)
Interim Dividend—IV		—	(499.19)
Final Dividend		—	(415.99)
Dividend Tax		(37.33)	(145.76)
Transfer to General Reserve		(65.23)	(230.00)

Balance Carried to Balance Sheet		5,545.82	4,699.10

Earning Per Share (Refer to note 18 of Schedule XIII)
Before exceptional item (in Rs.)
—Basic		56.18	22.77
—Diluted		49.56	18.72
After exceptional item (in Rs.)
—Basic		10.56	22.77
—Diluted		9.32	18.72
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	XIII

As per our attached report of even date

For Deloitte Haskins & Sells		For Tech Mahindra Limited
Chartered Accountants
	Anand G.Mahindra	Vineet Nayyar
	Chairman	Vice Chairman, Managing Director & CEO
A. B. Jani	Al-Noor Ramji	Anupam Puri	Bharat Doshi
Partner	Director	Director	Director
	Clive Goodwin	Paul Zuckerman	Dr. Raj Reddy
	Director	Director	Director
Ulhas N. Yargop
Director
Vikrant Gandhe
Mumbai, Dated: 15th May, 2007	Boston; Dated: 7th May 2007		Asst. Company Secretary

ANNUAL REPORT 2006 – 2007

CONSOLIDATED CASH FLOW FOR THE YEAR ENDED MARCH 31, 2007

			Rs. in Million
	Particulars		As at March 31, 2007	As at March 31, 2006
A	Cash Flow from operating activities
	Net Profit before taxation and exceptional item	6,866.46		2,621.35
	Less:
	Exceptional Item	5,249.38		—

			1,617.08	2,621.35
	Adjustments for:
	Depreciation	515.49		397.48
	Loss on sale of Fixed Assets	2.19		4.41
	Interest Expense	61.17		—
	Decrease in fair value of Current Investment	0.06		0.27
	Exchange gain (net)	62.45		(21.09)
	Currency translation adjustment	4.45		(10.10)
	Dividend from Current Investments	(65.78)		(52.95)
	Interest Income	(87.52)		(67.14)
	Profit on Sale of Investments	(14.66)		(14.63)

			477.85	236.25

	Operating profit before working capital changes		2,094.93	2,857.60
	Adjustments for:
	Trade and other receivables	(4,716.56)		(2,038.53)
	Trade and other payables	3,282.27		543.14

			(1,434.29)	(1,495.39)

	Cash generated from operations		660.64	1,362.21
	Income Taxes paid	(323.95)		(36.00)

			(323.95)	(36.00)

	Net cash from operating activities		336.69	1,326.21

B	Cash flow from investing activities
	Purchase of Fixed Assets	(1,940.36)		(395.05)
	Purchase of Investments	(6,146.61)		(2,510.74)
	Investment in Subsidiary	—		(0.50)
	Acquisition of Business (net off Cash)	10.29		(1,602.14)
	Sale of Investments	6,686.97		2,515.22
	Sale of Fixed Assets	2.60		6.12
	Interest received	79.53		68.83
	Dividend received	65.78		52.95

	Net cash used in investing activities		(1,241.80)	(1,865.31)

ANNUAL REPORT 2006 – 2007

CONSOLIDATED CASH FLOW FOR THE YEAR ENDED MARCH 31, 2007 (Contd.)

			Rs. in Million
	Particulars		As at March 31, 2007	As at March 31, 2006
C	Cash flow from financing activities
	Proceeds from issue of Shares
	(including Securities Premium)	949.75		134.28
	Issue of equity shares (Refer to note 17 of Schedule XIII)	1,163.07		—
	Share Application Money	1.42		—
	Dividend (including Dividend Tax paid)	(1,347.02)		(141.54)
	Proceeds from Borrowing	170.15		—
	Interest Paid	(61.17)		—

	Net cash from/(used in) financing activities		876.20	(7.26)
	Net decrease in cash and cash equivalents (A+B+C)		(28.91)	(546.36)
	Cash and cash equivalents at the beginning of the year		740.35	1,286.71

	Cash and cash equivalents at the end of the year		711.44	740.35

Notes:

1	Components of cash and cash equivalents include cash, bank balances in current and deposit accounts as disclosed under Schedule VI (b) of the accounts.

2	Purchase of fixed assets are stated inclusive of movements of capital work in progress between the commencement and end of the period and are considered as part of investing activity.

		March 31, 2007	March 31, 2006
3	Cash and cash equivalents include :
	Cash and Bank Balances	668.33	759.69
	Unrealised (Gain)/Loss on foreign currency
	Cash and cash equivalents	43.11	(19.34)

	Total Cash and Cash equivalents	711.44	740.35

4	Cash and cash equivalents include equity share application money of Rs. 1.42 Million (previous year: Nil) and unclaimed dividend of Rs. 1.02 Million (previous year: Rs. 0.04 Million)

As per our attached report of even date

For Deloitte Haskins & Sells		For Tech Mahindra Limited
Chartered Accountants
	Anand G.Mahindra	Vineet Nayyar
	Chairman	Vice Chairman, Managing Director & CEO
A. B. Jani	Al-Noor Ramji	Anupam Puri	Bharat Doshi
Partner	Director	Director	Director
	Clive Goodwin	Paul Zuckerman	Dr. Raj Reddy
	Director	Director	Director
Ulhas N. Yargop
Director
Vikrant Gandhe
Mumbai, Dated : 15th May, 2007	Boston; Dated : 7th May 2007		Asst. Company Secretary

ANNUAL REPORT 2006 – 2007

Schedules forming part of the Consolidated Balance Sheet

	Rs. in Million
	As at March 31, 2007	As at March 31, 2006
Schedule I
SHARE CAPITAL:
Authorised:
175,000,000 (previous year: 150,000,000) Equity Shares of Rs. 10/- (previous year: Rs. 2/-) each	1,750.00	300.00

	1,750.00	300.00

Issued and Subscribed:
121,216,701 (previous year: 112,440,523) Equity Shares of Rs. 10/- (previous year: Rs. 2/-) each fully paid-up	1,212.17	224.88

Paid up :
121,216,701 (previous year 102,508,885) Equity Shares of Rs. 10/- (previous year: Rs. 2/-) each fully paid-up	1,212.17	205.02
Nil (previous year: 9,931,638) Equity Shares of Rs. 2/- each Rs. 0.30 paid-up	—	2.98

	1,212.17	208.00

Notes:

1	Out of the above 9,931,638 (previous year: 9,931,638) Equity Share of Rs. 10/- (previous year: Rs. 2/-; Rs. 0.30 paid-up) each fully paid-up are held by Mahindra BT Investment Company (Mauritius) Limited, a subsidiary of Mahindra and Mahindra Ltd. and 53,776,252 (previous year: 57,600,060) equity shares of Rs. 10/- each (previous year Rs. 2/- each) are held by Mahindra & Mahindra Ltd., the ultimate holding company.

2	The above includes 51,000,100 and 25,000,000 Equity Shares of Tech Mahindra Limited (TML) originally of Rs. 2/- each issued as fully paid-up bonus shares by capitalisation of balance of Profit and Loss Account and General Reserve, respectively.

3	During the year, 90,148,459 Equity Shares of Rs. 10/- each of TML are allotted as fully paid-up bonus shares by way of capitalisation of Profit and Loss Account (Refer to note 5 of Schedule XIII).

4	During the year, 5 Equity Shares of Rs. 2/- each of TML have been consolidated into 1 Equity Share of Rs. 10/- each (Refer to note 5 of Schedule XIII).

5	Refer to note 12 of Schedule XIII for share options.

ANNUAL REPORT 2006 – 2007

Schedules forming part of the Consolidated Balance Sheet

		Rs. in Million
		As at March 31, 2007	As at March 31, 2006
Schedule II
RESERVES AND SURPLUS:
General Reserve:
As per last Balance Sheet	948.43		718.43
Add: Transfer from Profit and Loss Account	65.23		230.00

		1,013.66	948.43
Securities Premium:
As per last Balance Sheet	282.50		152.77
Add: Received during the year	2,010.13		129.73

		2,292.63	282.50
Currency Translation Reserve:
As per last Balance Sheet	16.22		26.32
Addition during the period	4.45		(10.10)

		20.67	16.22
Capital Reserve		0.02	0.02
Balance in Profit and Loss Account	5,545.82		4,699.10
Less: Capitalised on issue of bonus shares
(Refer to note 5 of Schedule XIII)	901.48		—

		4,644.34	4,699.10

		7,971.32	5,946.27

Schedule III
LOAN FUND:
Secured Loan:
Loans and Advances from Bank
Cash Credit from bank		100.10	—
(Refer to note 1 and 2 below)

		100.10	—

Notes :
1 Loan from bank is Secured by way of hypothecation of current assets including book debts

2 Net of current account balance of Rs. 112.23 Million as per swip facility with the bank

Unsecured Loan:
Other Loans and Advances
Overdraft from banks		70.05	—

		70.05	—

ANNUAL REPORT 2006 – 2007

Schedules forming part of the Consolidated Balance Sheet

Schedule IV

FIXED ASSETS:

	Rs. in Million
	GROSS BLOCK					DEPRECIATION/AMORTISATION					NET BLOCK
Description of Assets	Cost as at April 01, 2006	Additions		Deduct- ions during the year	Cost as at March 31, 2007	Upto March 31, 2006	on acqui- sition *	For the year	Dedu- ctions during the year	Upto March 31, 2007	As at March 31, 2007	As at March 31, 2006
		on acqui- sition*	during the year
Goodwill on Consolidation	866.83	—	142.09	—	1,008.92	—	—	—	—	—	1,008.92	866.83
Leased Assets:
Vehicles	74.35	—	—	7.40	66.95	27.29	—	14.98	3.97	38.30	28.65	47.06
(Refer to note 10 of Schedule XIII)
Other Assets:
Freehold Land	91.37	—	82.16	—	173.53	—	—	—	—	—	173.53	91.37
Leasehold Land	—	—	220.64	—	220.64	—	—	1.14	—	1.14	219.50	—
Leasehold improvement	—	—	83.52	—	83.52	—	—	6.00	—	6.00	77.52	—
Office Building/Premises	1,593.52	3.59	0.49	—	1,597.60	468.54	2.46	106.28	—	577.28	1,020.32	1,124.98
Computers	889.92	47.89	479.87	2.88	1,414.80	637.42	14.23	200.45	2.88	849.22	565.58	252.50
Plant and Machinery	528.44	7.71	352.66	10.26	878.55	380.02	4.20	85.68	8.94	460.96	417.59	148.42
Furniture and Fixtures	505.91	4.64	172.14	0.38	682.31	355.85	4.02	89.38	0.33	448.92	233.39	150.06
Vehicles	29.29	0.67	12.85	1.23	41.58	10.64	0.13	8.86	1.23	18.40	23.18	18.65
Intangible Assets:
Intellectual property rights**	—	—	76.14	—	76.14	—	—	2.72	—	2.72	73.42	—

Total	4,579.63	64.50	1,622.56	22.15	6,244.54	1,879.76	25.04	515.49	17.35	2,402.94	3,841.60	2,699.87

Previous year	2,866.69	625.21	1,122.71	34.98	4,579.63	1,156.49	348.68	397.48	22.89	1,879.76	—	—

Capital Work in Progress											579.27	198.28

											4,420.87	2,898.15

Note: 1)	Fixed Assets include certain leased vehicles aggregating to Rs. 37.72 Million (previous year: Rs. 44.70 Million) on which vendors have a lien.

2)	* Refer to note 7 of Schedule XIII relating to Subsidiaries acquired during the year.

3)	** Pending registration in the name of the Company (Refer to note 20 of Schedule XIII).

4)	Additions to Fixed Assets includes reduction of Rs. 0.08 Million on account of fluctuation in foreign exchange rate.

ANNUAL REPORT 2006 – 2007

Schedules forming part of the Consolidated Balance Sheet

		Rs. in Million
		As at March 31, 2007	As at March 31, 2006
Schedule V
INVESTMENTS:
Long Term (Unquoted—at cost)
Trade:
In Subsidiary Companies:
50,000 Equity shares of Tech Mahindra Foundation of Rs. 10/- each fully paid up (Refer to note 2 of Schedule XIII)		0.50	0.50

Current Investments (Unquoted—at lower of cost and fair value)
Non Trade:
Nil (previous year: 92,347.61 ) units of Rs. 1,000.58 each of Franklin Templeton Mutual Fund Weekly Dividend Institutional Plan [Cost Rs. Nil (previous year: Rs. 92.44 Million)]	—		92.40

5,244.32 (previous year: 38,867.53) units of Rs. 1,000.20 each of DSP Merrill Lynch—Liquidity Fund	5.22		38.88

Nil (previous year: 100,407.99) units of Rs. 1,000.00 each of DSP Merrill Lynch—Fixed Term Plan Series B	—		100.41

200,000.00 (previous year: 200,000.00) units of Rs. 1,000.00 each of DSP Merrill Lynch—Fixed Term Plan	200.00		200.00

Nil (previous year: 4,748,969.47) units of Rs. 10.53 each of Prudential ICICI Mutual Fund-Quarterly FMP Plan A	—		50.00

Nil (previous year: 11,665,474.85) units of Rs. 10.00 each of Prudential ICICI Mutual Fund Liquid Plan Super Institutional Weekly Dividend	—		116.67

Nil (previous year: 5,000,000.00) units of Rs. 10.00 each Birla Mutual Fund—Fixed Term Growth Plan	—		50.00

11,533,845.61 (previous year: 3,071,767.96) units of Rs. 10.02 (previous year: Rs. 10.02) each of Birla Mutual Fund—Cash Plus-Instl. Prem. Weekly Dividend Reinvestment [Cost Rs. 115.65 Million (previous year: Rs. 30.81 Million)]	115.60		30.78

15,000,000.00 (previous year: Nil) units of Rs. 10.07 each of Birla Mutual Fund—FTP—Quarterly—Series 8—Dividend—Payout	150.00		—

ANNUAL REPORT 2006 – 2007

Schedules forming part of the Consolidated Balance Sheet

		Rs. in Million
		As at March 31, 2007	As at March 31, 2006
Schedule V (Contd.)

Nil (previous year: 5,029,509.92) units of Rs. 10.00 each of HSBC Mutual Fund—Fixed Term Series Institutional Growth Plan	—		50.30

5,000,000.00 (previous year: 5,000,000.00) units of Rs. 10.00 each (previous year: Rs. 10.00 each of HSBC Mutul Fund—Fixed Maturity Plan	50.00		50.00

Nil (previous year: 6,952,192.63) units of Rs. 10.03 each of J M Mutual Fund—High Liquidity Super Institutional Plan	—		69.75

10,233,630.44 (previous year: Nil) units of Rs.10.00 each of J M Mutual Fund—FMP Series IV Quarterly Dividend Plan	102.34		—

5,000,000.00 (previous year: 5,000,000.00) units of Rs. 10.00 (previous year: Rs. 10.00) each of Kotak Mutual Fund—FMP Growth	50.00		50.00

Nil (previous year: 5,214,307.74) units of Rs. 10.03 each of Kotak Mutual Fund—Liquid Institutional Weekly Dividend	—		52.29

Nil (previous year: 4,098,246.52) units of Rs. 10.03 each of Kotak Mutual Fund—Liquid Institutional Weekly Dividend	—		41.10

Nil (previous year: 6,265,066.85) units of Rs. 10.00 each of Principal Mutual Fund—Liquid Institutional Weekly Dividend [Cost Rs. 62.70 Million]	—		62.67

5,402,783.71 (previous year: Nil) of Rs. 10.44 each of Reliance Mutual Fund—Short Term Fund Retail Plan—Dividend Plan	56.39		—

Nil (previous year: 5,000,000.00) units of Rs. 10.00 each of Reliance Mutual Fund—FMP	—		50.00

5,000,000.00 (previous year: 5,000,000.00) units of Rs. 9.99 each of Reliance Fixed Tenor Fund Growth Plan [Cost Rs. 50.00 Million (previous year: Rs. 50.00 Million)]	49.93		49.93

5,084,276.05 units of Rs.10.00 each of Chola FMP Series-6 Quarterly Plan—3—Dividend	50.84		—

ANNUAL REPORT 2006 – 2007

Schedules forming part of the Consolidated Balance Sheet

		Rs. in Million
		As at March 31, 2007	As at March 31, 2006
Schedule V (Contd.)
Nil (previous year: 5,000,000.00) units of Rs. 10.00 each of Chola Fund Liquid Institutional Plus—Dividend Option	—		50.00

5,000,000.00 (previous year: 5,000,000.00) units of Rs. 9.98 each of Grindlays—FMP—16 month [Cost Rs. 50.00 Million (previous year: Rs. 50.00 Million)]	49.90		49.90

4,600,000.00 (previous year: 4,600,000.00) units of Rs. 10.00 each of Tata Fixed Horizon Fund Series III	46.00		46.00

Nil (previous year: 90,695.00) units of Rs. 1,135.75 each of TATA Mutual Fund—Liquid Weekly Dividend	—		103.00

Nil (previous year: 5,000,000.00) units of Rs. 10.00 each of Sundaram Mutual Fund—FMP	—		50.00

5,235,028.52 (previous year: Nil) units of Rs. 10.00 each of ABN AMRO Mutual Flund—FTP Series 4 Quarterly Plan Dividend on Maturity	52.35		—

Nil (previous year: 5,024,693.83) units of Rs. 10.00 each of ABN AMRO Mutual Fund—FMP	—		50.25

		978.57	1,504.33

		979.07	1,504.83

Note:

1.	The above includes investments made during the period out of proceeds of public issue (Refer to note 17 of schedule XIII)

ANNUAL REPORT 2006 – 2007

Schedules forming part of the Consolidated Balance Sheet

	Rs. in Million
	As at March 31, 2007	As at March 31, 2006
Schedule VI
CURRENT ASSETS, LOANS AND ADVANCES:
Current Assets:
(a) Inventory—Finished Goods (Software product)	10.67	—
(b) Sundry Debtors *:
(Unsecured)
Debts outstanding for a period exceeding six months:
—considered good**	501.96	145.10
—considered doubtful	68.94	29.23

	570.90	174.33
Other debts, considered good***	7,713.75	4,232.24
considered doubtful	0.22	0.40

	8,284.87	4,406.97
	—	—
Less: Provision	69.16	29.63

	8,215.71	4,377.34

1. * Debtors include on account of unbilled revenue aggregating to Rs. 1,898.10 Million (previous year: Rs. 437.87 Million)
2. ** Net of advances aggregating to Rs. 179.16 Million (previous year: Rs. 63.19 Millions) pending adjustments with invoices
3. *** Net of advances aggregating to Rs. 1,609.46 Million (previous year: Rs. 29.22 Million) pending adjustments with invoices

(c)	Cash and Bank Balances:
	Cash in hand	0.47		—
	Balance with Scheduled banks:
	(i) In Current accounts	273.62		261.96
	(ii) In Fixed Deposit accounts	343.36		359.94
	Balance with other banks:
	(i) In Current accounts	50.88		137.79

			668.33	759.69
(d)	Loans and Advances:
	(Unsecured)
	Bills of Exchange (considered doubtful)	5.00		5.00
	Less: Provision	5.00		5.00

	Advances recoverable in cash or in kind or for		—	—
	value to be received
	—considered good	1,329.15		440.66
	—considered doubtful	6.63		3.76

		1,335.78		444.42
	Less: Provision	6.63		3.76

			1,329.15	440.66
	Advance Tax (Net of provisions)		227.46	98.70

			1,556.61	539.36

			10,451.32	5,676.39

ANNUAL REPORT 2006 – 2007

Schedules forming part of the Consolidated Balance Sheet

	Rs. in Million
	As at March 31, 2007	As at March 31, 2006
Schedule VII
CURRENT LIABILITIES:
Sundry Creditors:
Total outstanding dues to Small Scale	—	—
Industrial Undertakings
Total outstanding dues of Creditors other than Small Scale Industrial Undertakings*	4,919.14	1,835.92

	4,919.14	1,835.92

*	includes progress billing (unearned revenue) aggregating to Rs. 29.39 Million.

Schedule VIII
PROVISIONS:
Provision for taxation (net of payments)	837.03	678.60
Provision for Fringe benefit tax (net of payments)	9.75	—
Proposed Dividends	—	915.19
Provision for Dividend tax	—	128.36
Provision for Gratuity	287.54	195.81
Provision for Leave Encashment	401.18	282.54

	1,535.50	2,200.50

ANNUAL REPORT 2006 – 2007

Schedules forming part of the Consolidated Profit and Loss Account

		Rs. in Million
		Year Ended March 31, 2007	Year ended March 31, 2006
Schedule IX
INCOME:
Income from Services (net)	29,290.36		12,398.57

[Tax deducted at source Rs. 23.91 Million
(previous year: Rs. 6.47 Million)]
Management Fees (net)	—		28.09

		29,290.36	12,426.66
Interest on:
Deposits with Banks	49.01		65.88
[Tax deducted at source Rs. 19.00 Million
(previous year: Rs. 9.65 Million)]
Income tax refund (Refer to note 15 of Schedule XIII)	36.79		—
Others	1.72		1.26

		87.52	67.14
Dividend received on current investments (non-trade)		65.78	52.95
Exchange fluctuation (net)		(107.89)	152.26
Profit on sale of current investments (net)		14.66	14.63
Excess provisions for earlier years/sundry credit balances written back		—	31.58
Provision for doubtful debts written back		10.97	4.55
Insurance claim received		—	0.18
Miscellaneous Income		5.90	16.84

		29,367.30	12,766.79

Schedule X
PERSONNEL:
Salaries, wages and bonus		10,030.49	4,956.35
Contribution to provident and other funds		588.88	337.34
Staff welfare		473.14	330.03

		11,092.51	5,623.72

ANNUAL REPORT 2006 – 2007

Schedules forming part of the Consolidated Profit and Loss Account

		Rs. in Million
		Year Ended March 31, 2007	Year Ended March 31, 2006
Schedule XI
OPERATING AND OTHER EXPENSES:
Power		208.21	81.87
Rent		417.48	143.47
Rates and taxes (Refer to note 17 of Schedule XIII)		23.89	9.47
Communication expenses		542.00	283.21
Travelling expenses (Refer to note 17 of Schedule XIII)		3,494.24	1,816.18
Recruitment expenses		120.69	71.97
Hire charges [includes car lease rentals Rs. 2.68 Million		221.41	108.58
(previous year: Rs. 4.10 Million)]
Sub-contracting costs		2,792.81	763.79
Repairs and Maintenance :
Buildings (including leased premises)	19.71		14.41
Machinery	46.33		35.83
Others	57.99		35.51

		124.03	85.75
Insurance		91.28	34.87
Professional fees (Refer to note 17 of Schedule XIII)		487.36	112.95
Software packages		1,388.07	141.62
Training		126.00	91.26
Advertising, Marketing and Selling expenses
(Refer to note 17 of Schedule XIII)		30.50	5.21
Commission on Services income		220.87	39.82
Loss on sale of fixed assets		2.19	4.41
[Net of write back of leased liability aggregating to
Rs. Nil (previous year: Rs. 1.56 Million)]
Excess of cost over fair value of current investments		0.06	0.27
Advances/debts written off		8.97	0.37
Provision for doubtful debts		50.41	16.66
Provision for doubtful advances		2.87	—
Loss on exchange fluctuation (net)		6.45	—
Donations		58.50	154.86
Miscellaneous expenses *
(Refer to note 17 of Schedule XIII)		413.38	157.65

		10,831.67	4,124.24

* includes Printing and stationery expenses, hospitality expenses, conveyance, etc.

Schedule XII
INTEREST:
Interest On
—Term Loan		18.00	—
—Cash Credit		43.17	—

		61.17	—

ANNUAL REPORT 2006 – 2007

Schedules forming part of the Consolidated Balance Sheet and Profit and Loss Account

Schedule XIII

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS FORMING PART OF CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2007

1.	Significant accounting policies:

(a)	Basis for preparation of accounts:

The accompanying Consolidated Financial Statements of Tech Mahindra Limited (TML) (“the holding company”) and its subsidiaries are prepared under the historical cost convention in accordance with the generally accepted accounting principles applicable in India (Indian GAAP), the provisions of the Companies Act, 1956 and the Accounting Standards issued by The Institute of Chartered Accountants of India (ICAI) to the extent possible in the same format as that adopted by the holding company for its separate financial statements.

The financial statements of the subsidiaries used in the consolidation are drawn upto the same reporting date as that of the holding company namely March 31, 2007.

(b)	Principles of consolidation:

The financial statements of the holding company and its subsidiaries have been consolidated on a line by line basis by adding together the book value of like items of assets, liabilities, income, expenses, after eliminating intra—group transactions and any unrealized gain or losses on the balances remaining within the group in accordance with the Accounting Standard—21 (AS 21) on “Consolidated Financial Statements” issued by the ICAI.

The financial statements of the holding company and its subsidiaries have been consolidated using uniform accounting policies for like transaction and other events in similar circumstances.

The excess of cost of investments in the subsidiary company/s over the share of the equity of the subsidiary company/s at the date on which the investment in the subsidiary company/s is made is recognized as ‘Goodwill on Consolidation’ and is grouped with Fixed Assets in the Consolidated Financial Statements.

Alternatively, where the share of equity in the subsidiary company/s as on the date of investment is in excess of cost of the investment, it is recognized as ‘Capital Reserve’ and grouped with ‘Reserves and Surplus’, in the Consolidated Financial Statements.

Minority interest in the net assets of the consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made in the subsidiary company/s and further movements in their share in the equity, subsequent to the dates of investments. Minority interest also includes share application money received from minority shareholders. The losses in subsidiary/s attributable to the minority shareholder are recognized to the extent of there interest in the equity of the subsidiary/s.

(c)	Use of estimates:

The preparation of Consolidated Financial Statements, in conformity with the generally accepted accounting principles, requires estimates and assumptions to be made that affect the reported amounts of assets and liabilities on the date of financial statements and the reported amounts of revenues and expenses during the reported period. Differences between the actual results and estimates are recognised in the period in which the results are known/ materialised.

ANNUAL REPORT 2006 – 2007

(d)	Fixed assets/intangibles:

Fixed assets are stated at cost less depreciation. Costs comprise of purchase price and attributable costs, if any.

(e)	Leases:

Assets taken on lease by TML on or after April 1, 2001 are accounted for as Fixed Assets in accordance with Accounting Standard 19 on “Leases”, (AS 19) issued by The ICAI.

(i)	Finance lease

Assets taken on finance lease are accounted for as fixed assets at fair value. Lease payments are apportioned between finance charge and reduction of outstanding liability.

(ii)	Operating lease

Assets taken on lease under which all risks and rewards of ownership are effectively retained by the lessor are classified as operating lease. Lease payments under operating leases are recognised as expenses on accrual basis in accordance with the respective lease agreements.

(f)	Depreciation/Amortisation of fixed assets:

(i)	Depreciation for all fixed assets including for assets taken on lease is computed using the straight-line method based on estimated useful lives. Depreciation is charged on a pro-rata basis for assets purchased or sold during the period. Management’s estimate of the useful life of fixed assets is as follows:

Buildings	15 years
Computers	3-5 years
Plant and machinery	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years

(ii)	Leasehold land is amortised over the period of lease on pro-rata basis.

(iii)	Leasehold improvements are amortised over the primary period of lease.

(iv)	Intellectual property rights are amortised over a period of seven years.

(g)	Impairment of assets:

At the end of the year, each company determines whether a provision should be made for impairment loss on fixed assets by considering the indications that an impairment loss may have occurred in accordance with Accounting Standard 28 on “Impairment of Assets” (AS 28) issued by the ICAI. Where the recoverable amount of any fixed asset is lower than its carrying amount, a provision for impairment loss on fixed assets is made for the difference.

(h)	Investments:

Current investments are carried at lower of cost and fair value. Long-term investments are carried at cost. Provision is made to recognise a decline other than temporary in the carrying amount of long term investments.

(i)	Inventories:

Finished Goods (Software Product)

Valued at the lower of the cost and net realisable value. Cost is determined on First In—First-Out basis.

ANNUAL REPORT 2006 – 2007

(j)	Revenue recognition:

Revenue from software services and business process outsourcing services include revenue earned from services performed on ‘time and material’ basis, time bound fixed price engagements and system integration projects.

The related revenue is recognized as and when services are performed. Income from services performed by TML pending receipt of purchase orders from customers, which are invoiced subsequently on receipt thereof, are recognized as unbilled revenue.

The Companies also performs time bound fixed price engagements, under which revenue is recognized using the proportionate completion method of accounting, unless work completed cannot be reasonably estimated. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

Dividend income is recognized when the Company ‘s right to receive dividend is established. Interest income is recognized on time proportion basis.

(k)	Foreign currency transactions:

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of transaction. Monetary items are translated at the year end rates. The exchange difference between the rate prevailing on the date of transaction and on the date of settlement as also on translation of monetary items at the end of the year, is recognised as income or expense, as the case may be, except where they relate to fixed assets where they are adjusted to the cost of fixed assets.

Any premium or discount arising at the inception of the forward exchange contract is recognized as income or expense over the life of the contract. Exchange difference accounted on a forward exchange contract entered into to hedge the foreign currency risk of a firm commitment, is the difference between the foreign currency amount of the contract translated at the exchange rate at the reporting/settlement date and the said amount translated at the later date of inception of the contract/last reporting date and is recognized as income or expense in the reporting period.

(l)	Translation and accounting of financial statement of foreign subsidiaries:

The financial statements are translated to Indian Rupees in accordance with the guidance issued by the ICAI in the background material to AS 21 as follows:

a.	All income and expenses are translated at the average rate of exchange prevailing during the year.

b.	Assets and liabilities are translated at the closing rate on the Balance Sheet date.

c.	Share capital is translated at historical rate.

d.	The resulting exchange differences are accumulated in currency translation reserve.

(m)	Retirement benefits:

Provision is made for gratuity (where applicable) and encashment of unavailed leave on retirement on the basis of actuarial valuation, except for two subsidiaries, viz., Tech Mahindra (Americas) Inc. and Tech Mahindra GmbH wherein provision for encashment of unavailed leave on retirement is made on actual basis. TML does not expect the difference on account of varying methods to be material. (Refer to note 9 below).

In respect of a subsidiary, viz., Tech Mahindra (R&D Services) Limited where the gratuity liability is funded, liability towards gratuity is provided for shortfall, if any, between accrued liabilities is determined on actuarial valuation and fund balance. (Refer to note 9 below).

ANNUAL REPORT 2006 – 2007

(n)	Borrowing costs:

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalized as part of the cost of such assets. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use or sale. All other borrowing costs are charged to revenue.

(o)	Income taxes:

Tax expense comprises of current tax, deferred tax and fringe benefit tax. Current tax is measured at the amount expected to be paid to/recovered from the tax authorities, using the applicable tax rates. Deferred tax assets and liabilities are recognised for future tax consequences attributable to timing differences between taxable income and accounting income that are capable of reversal in one or more subsequent years and are measured using relevant enacted tax rates. The carrying amount of deferred tax assets at each Balance Sheet date is reduced to the extent that it is no longer reasonably certain that sufficient future taxable income will be available against which the deferred tax asset can be realized. Fringe benefit tax is recognized in accordance with the relevant provisions of the Income-tax Act, 1961 and the Guidance Note on Fringe Benefits Tax issued by the ICAI. Tax on distributed profits payable in accordance with the provisions of the Income-tax Act, 1961 is disclosed in accordance with the Guidance Note on “Accounting for Corporate Dividend Tax” issued by the ICAI.

(p)	Contingent liabilities:

These, if any, are disclosed in the notes and accounts. Provision is made in the accounts if it becomes probable that any outflow of resources embodying economic benefits will be required to settle the obligation.

2.	(a)	The consolidated financial statements present the consolidated accounts of TML, which consists of the accounts of the holding company and of the following subsidiaries.

Name of the Subsidiary company	Country of incorporation	Extent of Holding (%) as on March 31, 2007
Tech Mahindra (Americas) Inc.	United States of America	100%
Tech Mahindra GmbH	Germany	100%
Tech Mahindra (Singapore) Pte. Limited	Singapore	100%
Tech Mahindra (Thailand) Limited	Thailand	100%
Tech Mahindra (R&D Services) Limited
(TMRDL) and its following subsidiaries:	India	99.98%
a) Tech Mahindra (R&D Services) Inc.	United States of America	99.98%
b) Tech Mahindra (R&D Services) Pte. Limited	Singapore	99.98%

(b)	The following subsidiaries are incorporated during the year:

Name of the Subsidiary company	Country of incorporation	Extent of Holding (%) as on March 31, 2007
PT Tech Mahindra Indonesia	Indonesia	100%
CanvasM Technologies Limited	India	80.10%
a) CanvasM Technologies Inc.	United States of America	80.10%

(c)	The following subsidiary is acquired during the year:

Name of the Subsidiary company	Country of incorporation	Extent of Holding (%) as on March 31, 2007
iPolicy Networks Limited (iPolicy)	India	100%

ANNUAL REPORT 2006 – 2007

(d)	TML has an investment in a subsidiary company viz. Tech Mahindra Foundation (TMF). TMF has been incorporated primarily for charitable purposes, where in the profits will be applied for promoting its objects. Accordingly, the accounts of TMF are not consolidated in these financial statements, since TML will not derive any economic benefits from its investments in TMF.

3.	The estimated amount of contracts remaining to be executed on capital account, and not provided for as at March 31, 2007 for TML Rs. 1,291.50 Million (previous year: Rs. 421.61 Million), and Rs. Nil (previous year: Rs. 0.69 Million) for TMRDL.

4.	Contingent liabilities:

(i)	TML and its subsidiary TMRDL has received notices from Income Tax authorities resulting in a contingent liability of Rs. 99.84 Million and Rs. 0.55 Million respectively (previous year: Rs. 42.66 Million and Rs. 0.55 Million respectively). TML demand is on account of disallowance of software maintenance activity and deduction u/ s 80HHE amounting to Rs. 27.57 Million and a further sum of Rs. 72.27 Million relating to Section 10A. The Company has appealed before Appellate authorities and is hopeful of succeeding in the same.

(ii)	Bank Guarantees outstanding for TML and its subsidiary TMRDL and Tech Mahindra (Singapore) Pte. Ltd. (TMSL) are Rs. 223.91 Million, Rs. 20.00 Million and Rs. Nil respectively (previous year: Rs. 90.74 Million, Rs. 20.00 Million and Rs. 3.82 Million respectively)

(iii)	Claims from Statutory Authorities for TMRDL is Rs. 1.58 Million (Provident Fund) (previous year: Rs. 1.58 Million)

5.	During the year, pursuant to the resolution passed by the shareholders at the Extra ordinary General Meeting held on June 01, 2006, TML consolidated its share capital from 112,685,573 equity shares of Rs. 2/- each into 22,537,114 equity shares of Rs. 10/- each.

Further, during the year TML has issued 90,148,459 Equity Shares of Rs. 10/- each as bonus shares at the rate of 4 shares for each share held as at June 01, 2006, aggregating to Rs. 901.48 Million by way of capitalization from the balance of Profit and Loss account.

6.	TML acquired Tech Mahindra (R&D Services) Limited (TMRDL) on November 28, 2005. The terms of purchase provides for payment of contingent consideration to all the selling shareholders, payable over three years and calculated based on achievement of specific targets. The contingent consideration is payable in cash and cannot exceed Rs. 640.78 Million. The consideration so payable would be accounted in the books of account in the year of achieving the milestones under the Agreement. Accordingly Rs. 101.15 Million (previous year: Rs. 32.83 Million) has been accounted for during the year as additional cost of acquisition, in accordance with the terms of agreement.

The above additional cost of Rs. 101.15 Million, being the excess of cost to TML over its share of the equity in TMRDL has been added to the goodwill on consolidation under fixed assets.

Further, the goodwill arising on additional shares of TMRDL acquired during the year aggregating to Rs. 0.13 Million has also been added to the goodwill.

7.	The Company has acquired entire shareholding of iPolicy Networks Limited (iPolicy) (formerly known as iPolicy Networks Private Limited) vide Share Purchase Agreement dated January 22, 2007 for a consideration of Rs. 29.35 Million. As a result iPolicy has become wholly owned subsidiary of the company with effect from the date of acquisition. The company has made additional investment of Rs. 120.37 Million after the acquisition.

The excess of the above cost to TML over its share of the equity in iPolicy at the date on which investment is made aggregating to Rs. 40.81 Million has been added to the goodwill on consolidation under Fixed Assets.

ANNUAL REPORT 2006 – 2007

8.	During the year, TML has entered into Global Sourcing Agreement relating to the development of a global sourcing model for strategic outsourcing services, with a customer for a term of five years.

As per the terms of the agreement, TML has made an upfront payment of Rs. 5,249.38 Million to the customer which is unconditional, irrevocable and non-refundable. Accordingly, this payment has been disclosed as exceptional item in the Profit and Loss account.

9.	The revised Accounting Standard 15 on “Employee Benefits”, (AS 15) issued by the ICAI has been adopted by the company with effect from April 1, 2006.

(i)	The disclosure as required under AS 15 regarding the Employees Retirement Benefits Plan for gratuity is as follows:

(a)	TML and iPolicy:

Particulars	Rs. in Million
Projected benefit obligation, beginning of the year	190.47
Service cost	102.94
Interest cost	16.35
Actuarial gain	(20.86)
Benefits paid	(14.28)

Projected benefit obligation, end of the year	274.62

The gratuity plan is not funded and the liability is provided for in the books of account.

Net periodic gratuity cost	Rs. in Million
Service cost	102.94
Interest cost	16.35
Amortisation of actuarial gain	(20.86)

Net periodic gratuity cost	98.43

(b)	TMRDL:

Particulars	Rs. in Million
Projected benefit obligation, beginning of the year	29.40
Service cost	6.17
Interest cost	2.52
Actuarial loss	4.88
Benefits paid	(2.47)

Projected benefit obligation, end of the year	40.50

Defined Benefit obligation liability as at the Balance Sheet is wholly funded by the company

Change in Plan Assets
Fair Value of Assets beginning of the year	29.55
Expected return on Assets	2.60
Actuarial gain (loss)	(2.10)
Benefits paid	(2.47)

Projected Fair Value of Assets, end of the year	27.58

Gratuity cost for the year
Service cost	6.17
Interest cost	2.52
Expected return on Assets	(2.60)
Amortisation of actuarial loss (gain)	6.98

Net Periodic Gratuity Cost	13.07

ANNUAL REPORT 2006 – 2007

(c)	Assumptions:

Discount rate	8.00%
Rate of increase in compensation levels of covered employees	7.50%

(ii)	The disclosure as required under AS 15 regarding the Employees Retirement Benefits Plan for leave encashment is as follows:

(a)	Disclosure:

Particulars	Rs. in Million
Projected benefit obligation, beginning of the year	231.66
Service cost	73.58
Interest cost	18.06
Actuarial loss	30.22
Benefits paid	(40.89)

Projected benefit obligation, end of the year	312.63

The leave encashment liability is not funded and is provided for in the books of account.

Net periodic leave encashment cost	Rs. in Million
Service cost	73.58
Interest cost	18.06
Amortisation of actuarial loss	30.22

Net periodic leave encashment cost	121.86

(b)	Assumptions:
	Discount rate	8.00%
	Rate of increase in compensation levels of covered employees for TML	7.75%

(c)	In addition to above short term leave encashment and provident fund contribution amounting to Rs. 88.55 Million (previous year: Rs. 32.06 Million) has been provided for.

10.	Assets acquired/given on Lease on or after April 1, 2001:

Finance	Lease:

TML has acquired vehicles on lease, the fair value of which aggregates to Rs. 66.95 Million. As per Accounting Standard 19 (AS-19) on Leases, issued by the ICAI the Company has capitalized the said vehicles at their fair values as the leases are in the nature of finance leases as defined in AS-19. Lease payments are apportioned between finance charge and deduction of outstanding liabilities. The details of lease rentals payable in future are as follows:

	Rs. in Million
	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable (previous year Rs. 19.15 Million and Rs. 19.30 Million respectively)	12.98	4.41
Present value of Lease rentals payable (previous year Rs. 17.37 Million and Rs. 15.47 Million respectively)	11.77	3.62

ANNUAL REPORT 2006 – 2007

Operating Lease:

(a)	The assets taken on Operating Lease are as detailed below:

i)	TML has taken vehicles on operating lease for a period of three to four years. The lease rentals recognised in the Profit and Loss Account for the year are Rs. 0.43 Million (previous year: Rs. Nil).

The future lease payments of operating lease are as follows:

	Rs. in Million
	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable (Previous year Rs. Nil)	1.29	2.97

ii)	Tech Mahindra (Americas) Inc.(TMA) has taken office space on operating lease. The lease rentals recognized in the Profit and Loss account for the year are Rs. 3.34 Million. The future lease payments of operating lease are as follows:

	Rs. in Million
	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable (previous year Rs. Nil)	3.65	—

In June 2005 TMA entered into a sublease agreement which expires in September 2007. Future minimum rent income under this sublease for the year ended March 31, 2007 is Rs. 2.34 Million

iii)	Tech Mahindra ( Thailand) Limited ( TMTL) has taken office premises on operating lease. The lease rentals recognized in the Profit and Loss account for the year are Rs. 0.93 Million. The future lease payments of operating lease are as follows:

	Rs. in Million
	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable (previous year Rs. Nil)	1.49	2.99

iv)	Tech Mahindra GmbH has taken office premises on operating lease. The lease rentals recognized in the Profit and Loss account for the year are Rs. 3.37 Million. The future lease payments of operating lease are as follows:

	Rs. in Million
	Not later than 1 year	Later than 1 year not later than 5 years
Minimum Lease rentals payable (previous year Rs. 6.17 Million and Rs. 0.96 Million)	1.05	—

(b)	The assets given on Operating Lease are as detailed below:

i)	The assets given by TMRDL on Operating Lease are as detailed below:

	Rs. in Million
Description of Asset	Gross Carrying amount 31-03-2007	Accumulated Depreciation 01-04-2006	Depreciation for the year	Acc. Impairment loss
Building – Block C in Hosur Road, Bangalore.	50.17	10.81	3.34	—

ANNUAL REPORT 2006 – 2007

ii)	Contingent rent recognized in the Profit and Loss account is Rs. Nil.

iii)	TMRDL has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Gross rental expenses for the year ended on March 31, 2007 are Rs. 11.32 Million.

The non-cancellable lease rental payable for these leases is as under:

For the year ending on:	Rs. in Million
March 31, 2008	2.36
March 31, 2009	2.41
March 31, 2010	1.10
5.87

11.	TML has recently strengthened its presence in the Telecom Equipment Manufacturers (TEM) segment directly, and also through its recently acquired subsidiaries. With the focus on customers in the Telecom Service Providers (TSP) and TEM segments of the telecom vertical, TML has reorganised its management structure to cater to its business segments. Consequently TML is of the view that as per the requirements of Accounting Standard 17 on ‘Segment Reporting’ (AS 17), issued by the ICAI, the primary segment of TML is business segment by category of customers in the TSP, TEM, Business process outsourcing (BPO) and other sectors and the secondary segment is the geographical segment by location of its customers.

The disclosures as required by AS 17 for the previous year have been rearranged on a consolidated basis to conform to the classification done for the current year.

The Accounting principles consistently used in the preparation of the financial statements are also applied to record income and expenditure in the individual segments. There are no inter-segment transactions during the year.

FOR THE YEAR ENDED MARCH 31, 2007

(A)	PRIMARY SEGMENTS:

	Rs. in Million
Particulars	TELECOM SERVICE PROVIDER	TELECOM EQUIPMENT MANUFACTURER	BUSINESS PROCESS OUTSOURCING	OTHERS	TOTAL
Revenues	26,664.01	1,832.39	140.65	653.31	29,290.36
Less: Direct Expenses	15,707.07	1,189.83	155.60	483.19	17,535.69

Segmental Operating Income	10,956.94	642.56	(14.95)	170.12	11,754.67

Less: Unallocable expenses
Depreciation					515.49
Interest					61.17
Other unallocable expenses					4,388.49
Total unallocable expenses					4,965.15
Operating Income					6,789.52
Add: Other income					76.94
Net profit before tax					6,866.46
Less: Provision for taxation
Current tax					648.39
Deferred tax					35.59
Fringe benefit tax					56.29
Net profit before minority interest and exceptional item					6,126.19
Exceptional item (Refer to note—8)					5,249.38
Minority interest					0.88
Net profit for the year					875.93
Excess provision for income tax in respect of earlier years written back (Refer to note 15 below)					339.50

Net profit					1,215.43

ANNUAL REPORT 2006 – 2007

Segregation of assets, liabilities, depreciation and other non-cash expenses into various primary segments has not been done as the assets are used interchangeably between segments and TML is of the view that it is not practical to reasonably allocate liabilities and other non-cash expenses to individual segments and an adhoc allocation will not be meaningful.

(B)	SECONDARY SEGMENTS:

Revenues from secondary segments are as under:

Sector	Rs. in Million
Europe	21,237.76
USA	5,369.80
Asia Pacific	2,682.80

29,290.36

Segregation of assets into secondary segments has not been done as the assets are used interchangeably between segments. Consequently the carrying amounts of assets by location of assets are not given.

FOR THE YEAR ENDED MARCH 31, 2006

(A)	PRIMARY SEGMENTS:

	Rs. in Million
Particulars	TELECOM SERVICE PROVIDER	TELECOM EQUIPMENT MANUFACTURER	OTHERS	TOTAL
Revenues	11,322.34	719.18	385.14	12,426.66
Less: Direct expenses	6,659.82	462.42	274.23	7,396.47

Segmental Operating Income	4,662.52	256.76	110.91	5,030.19

Less: Unallocable expenses
Depreciation				397.48
Other unallocable expenses				2,351.49
Total unallocable expenses				2,748.97
Operating income				2,281.22
Add: Other income				340.13
Net profit before tax				2,621.35
Less: Provision for taxation
Current tax				207.68
Deferred tax				24.53
Fringe benefit tax				35.39
Net profit before minority interest				2,353.75
Minority interest				0.04

Net profit for the year				2,353.71

Segregation of assets, liabilities, depreciation and other non-cash expenses into various primary segments has not been done as the assets are used interchangeably between segments and TML is of the view that it is not practical to reasonably allocate liabilities and other non-cash expenses to individual segments and an adhoc allocation will not be meaningful.

ANNUAL REPORT 2006 – 2007

(B)	SECONDARY SEGMENTS:

Revenues from secondary segments are as under:

Sector	Rs. in Million
Europe	9,532.24
USA	2,226.41
Asia Pacific	668.01

12,426.66

Segregation of assets into secondary segments has not been done as the assets are used interchangeably between segments. Consequently the carrying amounts of assets by location of assets are not given.

12. (A)	TML has instituted “Employee Stock Option Plan 2000” (ESOP) for its employees and directors. For this purpose it had created a trust viz, MBT ESOP trust. In terms of the said Plan, the trust has granted options to the employees and directors in form of warrant which vest at the rate of 33.33% on each successive anniversary of the grant date. The options can be exercised over a period of 5 years from the date of grant. Each warrant carries with it the right to purchase one equity share of TML at the exercise price determined by the trust on the basis of fair value of the equity shares at the time of grant.

The details of the options are as under:

	March 31, 2007	March 31, 2006
Options outstanding at the beginning of the year	1,220,000	2,229,740
Options granted during the year	—	345,000
Options lapsed during the year	18,480	313,340
Options cancelled during the year	37,860	259,090
Options exercised during the year	674,540	782,310
Options outstanding at the end of the year **	489,120	1,220,000

**	Out of the options outstanding at the end of the year, 100,420 (previous year 504,300) options have vested, which have not been exercised.

(B)	TML has instituted “Employee Stock Option Plan 2004” (ESOP 2004) for its employees. In terms of the said Plan, the Compensation Committee has granted options to employees of TML. The options are divided into Upfront options and Performance options. The Upfront Options are divided into three sets which will entitle holders to subscribe to option shares at the end of First year, Second year and Third year. The vesting of the Performance Options will be decided by the Compensation Committee based on the performance of employees.

The details of the options are as under:

	March 31, 2007	March 31, 2006
Options outstanding at the beginning of the year	10,219,860	10,219,860
Options granted during the year	—	—
Options lapsed during the year	—	—
Options cancelled during the year	—	—
Options exercised during the year	4,542,159	—
Options outstanding at the end of the year **	5,677,701	10,219,860

ANNUAL REPORT 2006 – 2007

**	Options granted and outstanding at the end of the year are 5,677,701 (previous year 10,219,860). Nil (previous year 2,271,078) options have vested as at the end of the year.

(C)	TML has instituted “Employee Stock Option Plan 2006” (ESOP 2006) for the employees and directors of TML and its subsidiary companies. In terms of the said Plan, the Compensation Committee has granted options to the employees of TML. The vesting of the options is 10%, 15%, 20%, 25% and 30% of total options granted after 12, 24, 36, 48 and 60 months, respectively from the date of grant. The maximum exercise period is 7 years from the date of grant.

The details of the options are as under:

	March 31, 2007	March 31, 2006
Options outstanding at the beginning of the year	4,612,380	—
Options granted during the year	656,625	4,633,680
Options lapsed during the year	—	—
Options cancelled during the year	402,890	21,300
Options exercised during the year	372,999	—
Options outstanding at the end of the year	4,493,116	4,612,380
Weighted average share price of the above options on the date of the exercise	Rs. 83	Rs. 83

Out of the options outstanding at the end of the year 56,456 options have vested and has not been exercised.

(D)	TML uses the intrinsic value-based method of accounting for stock options granted after April 1, 2005. Had the compensation cost for TML’s stock based compensation plan been determined in the manner consistent with the fair value approach, TML’s consolidated net income would be lower by Rs. 7.35 Million (previous year: Rs. 0.03 Million) and earnings per share as reported would be lower as indicated below:

	Rs. in Million
	March 2007	March 2006
Net profit
Net Profit after Tax and before exceptional items	6,126.19	2,353.75
Less : Exceptional items	5,249.38	—
: Minority Interest	0.88	0.04

Net Profit for the year	875.93	2,353.71
Add: Excess provision for income tax in respect of earlier years written back	339.50	—
Net Profit	1,215.43	2,353.71
Less: Total stock-based employee compensation expense determined under fair value base method.	7.35	0.03

Adjusted Net Profit	1,208.08	2,353.68
Basic earnings per share (in Rs.)
—As reported	10.56	22.77
—Adjusted	10.50	22.77
Diluted earnings per share (in Rs.)
—As reported	9.32	18.72
—Adjusted	9.26	18.72
The fair value of each warrant is estimated on the date of grant based on the following assumptions:
Dividend yield (%)	6.89	6.89
Expected life	5 years	5 years
Risk free interest rate (%)	7.72	7.12
Volatility (%)	62.69	—

ANNUAL REPORT 2006 – 2007

13.	As required under Accounting Standard 18 (AS18), following are details of transactions during the year with the related parties of the Companies as defined in AS18:

(a)	List of Related Parties and Relationships

Name of Related Party	Relation
Mahindra & Mahindra Limited British Telecommunications, plc. Mahindra BT Investment Company (Mauritius) Limited	Holding Company Promoter holding more than 20% stake Promoter group company

Tech Mahindra Foundation	Subsidiary Company

Mahindra Engineering and Chemical Products Limited Mahindra Engineering Design and Development Company Limited Bristlecone India Limited	Fellow Subsidiary Company Fellow Subsidiary Company Fellow Subsidiary Company

Mr. Vineet Nayyar Vice Chairman, Managing Director and Chief Executive Officer	Key Management Personnel

(b)	Related Party Transactions

	Rs. in Million
Transactions	Promoter Companies		Subsidiary Company		Fellow Subsidiary Companies		Key Management Personnel
Expenses reimbursed: Paid/ (Received)	(347.99)		—		—		—
	[(83.40	)]	[—	]	[25.50	]	[—	]

Income from Services & Management Fees	19,001.00		—		2.98		—
	[8,545.28	]	[—	]	[3.73	]	[—	]

Services received	(24.33)		—		—		—
	[—	]	[—	]	[—	]	[—	]

Sub-contracting cost	—		—		21.19		—
	[—	]	[—	]	[—	]	[—	]

Payment for Upfront Discount	5,249.38		—		—		—
	[—	]	[—	]	[—	]	[—	]

Dividend Paid	1,143.30		—		—		0.80
	[122.60	]	[—	]	[—	]	[—	]

Investment	—		—		—		—
	[—	]	[0.50	]	[—	]	[—	]

Purchase of Fixed Asset	8.72		—		—		—
	[—	]	[—	]	[—	]	[—	]

Stock Options	—		—		—		—	*
	[—	]	[—	]	[—	]	[—	]

Donation	—		55.66		—		—
	[—	]	[150.00	]	[—	]	[—	]

Salary and Perquisites	—		—		—		24.36
	[—	]	[—	]	[—	]	[17.10	]

Debit/(Credit) balances (Net) outstanding as on March 31, 2007	5,349.08		—		0.70		—
	[3,031.74	]	[—	]	[(5.28	)]	[—	]

ANNUAL REPORT 2006 – 2007

(Figures in brackets “[    ]”are for the previous period/year)

*	Options exercised during the year are for 1,514,053 equity shares and options granted and outstanding as at year end are 1,892,567.

Out of the above items transactions with Promoter companies and Key Management Personnel in the excess of 10% of the total related party transactions are as under:

	Rs. in Million
Transactions	For the year ended March 31, 2007	For the year ended March 31, 2006
Expenses reimbursed
Promoter Companies
—British Telecommunications, plc.	(358.71)	(87.29)

Income from Services
Promoter Companies
—British Telecommunications, plc.	18,981.93	8,529.07

Paid for Services received
Promoter Companies
—Mahindra & Mahindra Limited	24.33	—

Payment for Upfront Discount
Promoter Companies
—British Telecommunications, plc.	5,249.38	—

Dividend Paid
Promoter Companies
—Mahindra & Mahindra Limited	633.62	69.12
—British Telecommunications plc.	473.72	52.14

Purchase of Fixed Assets
Promoter Companies
—Mahindra & Mahindra Limited	8.72	—
Donation
—Tech Mahindra Foundation	55.66	150.00

Salary and Perquisites
Key Management Personnel
—Mr. Vineet Nayyar	24.36	17.10

Other related parties of the Company are as under:

•	Automartindia Limited

•	Bristlecone Limited

•	Bristlecone Inc.

•	Mahindra Acres Consulting Engineers Limited

•	Mahindra Ashtech Limited

•	Bristlecone GmbH

•	Bristlecone Singapore Pte. Limited

•	Mahindra (China) Tractor Company Limited

ANNUAL REPORT 2006 – 2007

•	Mahindra Europe s.r.l.

•	Mahindra Gujarat Tractor Limited

•	Mahindra Holdings & Finance Limited

•	Mahindra Holidays & Resorts India Limited

•	Mahindra Holidays & Resorts (USA) Inc.

•	Mahindra Insurance Brokers Limited

•	Mahindra Intertrade Limited

•	Bristlecone UK Limited

•	Mahindra International Limited

•	Mahindra Logisoft Business Solutions Limited

•	Mahindra Middleeast Electrical Steel Service Centre (FZE)

•	Mahindra & Mahindra Financial Services Limited

•	Mahindra & Mahindra South Africa (Pty) Limited

•	Mahindra Overseas Investment Company (Mauritius) Limited

•	Mahindra Renault Pvt. Limited

•	Mahindra Steel Service Centre Limited

•	Mahindra Shubhlabh Services Limited

•	Mahindra SAR Transmission Pvt Limited

•	Mahindra USA Inc.

•	Mahindra Ugine Steel Company Limited

•	NBS International Limited

•	Stokes Group Limited

•	Jensand Limited

•	Stokes Forgings Dudley Limited

•	Stokes Forgings Limited

•	Plexion Technologies (India) Private Limited

•	Plexion Technologies (UK) Limited

•	Plexion Technologies GmbH

•	Plexion Technologies Inc.

•	Mahindra Forgings Overseas Limited

•	Mahindra Forgings International Limited

•	Mahindra Forgings Mauritus Limited

•	Mahindra Forgings Global Limited

•	Gesenkschmiede Schneider GmbH

•	Falkenroth Umformtechnik GmbH

ANNUAL REPORT 2006 – 2007

•	Falkenroth Grundstucksgesellschaft GmbH

•	Jeco-Jellinghaus GmbH

•	Jeco Holding AG

•	DGP Hinoday Industries Limited

•	Schöneweiss & Co. GmbH

•	Fried. Hunninghaus GmbH & Co. KG

•	Fried Hunninghaus GmbH

•	Mahindra Stokes Holdings Company Limited

•	Mahindra Gesco Developers Limited

•	Mahindra Infrastructure Developers Limited

•	Mahindra World City (Jaipur) Limited

•	Mahindra Integrated Township Limited

•	Mahindra World City Developers Limited

•	Mahindra World City Developers (Maharashtra) Limited

There have been no transactions with the aforesaid companies during the period.

14.	The tax effect of significant timing differences that has resulted in deferred tax assets and liabilities are given below:

Deferred Tax

		Rs. in Million
		March 31, 2007	March 31, 2006
(a)	Deferred tax liability:
	Depreciation	(1.40)	(1.44)
(b)	Deferred tax asset:
	Gratuity, leave encashment etc.	10.60	5.77
	Doubtful debts	4.23	0.54
	Carry forward of Net operating losses of a subsidiary	60.84	106.81

	Total deferred tax asset (net)	74.27	111.68

Tech Mahindra (Americas) Inc. has net operating losses aggregating to Rs. 66.19 Million which are available to be carried forward. As stated in the audited financials of Tech Mahindra (Americas) Inc., expects to be able to utilize the entire deferred tax benefit on the said losses.

15.	Consequent to completion of Income-tax assessments by the tax authorities in the United Kingdom for the financial years 2001-02, 2002-03 and 2003-04 TML has received tax refunds aggregating to Rs. 320.74 Million (including interest aggregating to Rs. 36.79 Million). Accordingly, the excess provision for Income-tax relating to the aforesaid years has been written back to the Profit and Loss Account and the interest received is disclosed under Other Income.

16.	Exchange gain/(loss)(net) accounted during the year:

(a)	TML and its subsidiary TMRDL enters into foreign exchange forward contracts to offset the foreign currency risk arising from the amounts denominated in currencies other than the Indian rupee. The counter party to the Company’s foreign currency forward contracts is generally a bank. These contracts are entered into to hedge the foreign currency risks of firm commitments.

ANNUAL REPORT 2006 – 2007

(b)	The following are the outstanding Forward Exchange Contracts entered into by TML and its subsidiary TMRDL as on March 31, 2007:

Currency	Amount outstanding at year end in Foreign currency in Million	Amount outstanding at year end in Rs. in Million	Exposure to Buy/Sell
UK Pound—GBP	115.25	9,820.45	Sell
US Dollar—USD	23.14	1,021.40	Sell

(c)	The year end foreign currency exposures that have not been specifically hedged by a derivative instrument or otherwise are given below:

Amounts receivable in foreign currency on account of the following:

	March 31, 2007	March 31, 2007
	Rs. in Million	Foreign currency in Million
Debtors	882.91	Aud 0.07
		Cad 0.02
		Eur 1.28
		Nzd 0.19
		Usd 17.89

Loans and advances	11.86	Aud 0.02
		Eur 0.01
		Twd 0.02
		Usd 0.25

Cash/Bank balances (Net)	99.41	Usd 0.42
		Aud 0.48
		Nzd 0.37
		Twd 39.16
		Eur 0.02

Amounts payable in foreign currency on account of the following:

	March 31, 2007	March 31, 2007
	Rs. in Million	Foreign currency in Million
Creditors (Net)	188.40	Aud 0.05
		Eur 0.02
		Gbp 1.32
		Usd 1.68

Other current liabilities (Net)	565.63	Gbp 6.64

(d)	The amount of exchange difference in respect of forward exchange contracts to be recognized in the Profit and Loss account for subsequent accounting period aggregates to Rs. 143.33 Million (Gain) [(previous year: Rs. 51.40 Million) (Gain)]

(e)	Exchange gain/(loss)(net) accounted during the year:

	Rs. in Million
Particulars	March 31, 2007	March 31, 2006
Income from services	(44.82)	(68.51)
Others	(108.77)	148.03

ANNUAL REPORT 2006 – 2007

17.	The public issue of TML’s Equity Shares consisting of a fresh issue of 3,186,480 Equity Shares by TML and an offer for sale of 9,559,520 Equity Shares, by certain existing Shareholders of TML was made pursuant to a prospectus dated August 11, 2006. The equity shares were issued for cash at a price of Rs. 365 per Equity Share (including a share (securities) premium of Rs. 355 per Equity Share).

The statement of proceeds from the public issue and utilisation thereof is as under:

	Rs. in Million
Particulars	No of shares	Price	Amount
Proceeds received after payment to selling shareholders	3,186,480	365	1,163.07
Less : Expenses (Net) relating to the issue after recovery from the selling shareholders:
Professional fees			35.46
Advertising expenses			7.92
Rates and taxes			0.85
Miscellaneous expenses			1.07
Printing and stationery			3.76
Traveling expenses			2.89

Net Proceeds			1,111.12

Deployment up to March 31, 2007
Used for the capitailsation work for Hinjewadi			281.39
Held under current investments in mutual fund units			727.35
Held under bank fixed deposits pending utilization			102.38

			1,111.12

18.	Earning Per Share is calculated as follows:

	Rs. in Million
Particulars	Year ended March 31, 2007	Year ended March 31, 2006

Net Profit after tax and before exceptional item	6,126.19	2,353.75
Less: Exceptional item	5,249.38	—
Profit after tax and exceptional item	876.81	2,353.75
Less: Minority Interest	0.88	0.04
Add: Excess provision for tax in respect of earlier years written back	339.50	—

Net Profit attributable to shareholders	1,215.43	2,353.71

Equity Shares outstanding as at the year end (in Nos.)	121,216,701	103,998,631
Weighted average Equity shares outstanding as at the year end (in Nos)	115,071,417	103,368,153
Consolidation of five Shares of Rs. 2/- each into one Share of Rs. 10/- each*	—	20,673,631
Bonus Shares allotted during the year ended March 31, 2006*	—	82,694,522
Weighted average number of Equity Shares used as denominator for calculating Basic Earnings Per Share	115,071,417	103,368,153
Add: Diluted number of Shares
ESOP outstanding at the end of the year	15,381,480	16,171,568
Shares issued pending subscription	—	6,152,173
Weighted average number of Equity Shares used as denominator for calculating Diluted Earnings Per Share	130,452,897	125,691,894
Nominal Value per Equity Share (in Rs.)	10.00	10.00

ANNUAL REPORT 2006 – 2007

18.	Earning Per Share is calculated as follows: (Contd.)

	Rs. in Million
	Year ended March 31, 2007	Year ended March 31, 2006
Before exceptional item
Earnings Per Share (Basic) (in Rs.)	56.18	22.77
Earnings Per Share (Diluted) (in Rs.)	49.56	18.72

After exceptional item
Earnings Per Share (Basic) (in Rs.)	10.56	22.77
Earnings Per Share (Diluted) (in Rs.)	9.32	18.72

*	In accordance with Accounting Standard—20 “Earnings Per Share” (AS 20) issued by the ICAI the weighted average number of equity shares (the denominator) used for calculation of earnings per equity share for the period ended March 31, 2006, is after considering consolidation of five shares of Rs. 2/- each into one share of Rs. 10/- each and bonus shares, which was approved by the members at the Extra-ordinary General Meeting held on June 1, 2006.

19.	Details of Investments Purchased and Sold during the year by TML:

Particulars	March 31, 2007 Units	March 31, 2007 Cost
	Rs. in Million
ABN AMRO MUTUAL FUND
ABN AMRO FTP Series 3 Qtr Div.	20,000,000.00	200.00
ABN Fixed Term Qtr Plan Dividend	10,232,838.06	102.33

BIRLA SUNLIFE MUTUAL FUND
Birla Cash Plus Institutional Premium (Weekly Dividend)	23,934,181.45	239.98

CHOLA MUTUAL FUND
Chola FMP Series 3 Qtrly Plan III Dividend	15,245,002.40	152.45

DEUTSCHE MUTUAL FUND
Deutsche Mutual Fund	24,908,089.15	250.00

DSP MERRILL LYNCH MUTUAL FUND
Liquid Institutional Plan Weekly Dividend	99,925.03	100.00

GRINDLAYS MUTUAL FUND
Grindlays Cash Fund -Institutional Weekly Dividend	4,854,604.59	50.00

HDFC MUTUAL FUND
HDFC Cash Management Fund Weekly Dividend	51,724,347.07	550.00

HSBC MUTUAL FUND
HSBC Cash Fund Institutional Monthly Dividend	29,919,286.11	301.91
HSBC Short Term Institutional Dividend	24,867,703.82	250.00

ING VYSYA MUTUAL FUND
ING Vysya Mutual Fund	13,377,807.11	150.00

JM MUTUAL FUND
JM Fixed Maturity Fund—III Qtr Plan Dividend	10,000,000.00	100.00

KOTAK MUTUAL FUND
Kotak FMP 6M Series 1Dividend	5,000,000.00	50.00
Liquid (Institutional Premium) Weekly Dividend	34,860,612.17	350.00
Liquidity Manager Plus—Weekly Dividend	99,911.15	100.00

ANNUAL REPORT 2006 – 2007

	March 31, 2007 Units	March 31, 2007 Cost
	Rs. in Million
PRINCIPAL MUTUAL FUNDS
Liquid Option—Institutional Plan Weekly Dividend Reinvestment	9,997,300.73	100.00

PRUDENTIAL ICICI MUTUAL FUND
FMP 3 Months Plan C Retail Dividend	5,000,000.00	50.00
Institutional Liquid Plan Super Institutional Weekly Dividend	35,047,829.57	350.71

RELIANCE MUTUAL FUND
Reliance Fixed Horizon Monthly—Dividend	5,000,000.00	50.00
Reliance Liquidity fund—Weekly Dividend	4,997,351.40	50.00
Reliance Short Term fund—Dividend Plan	14,343,498.09	149.71

SBI MUTUAL FUND
SBI Magnum Institutional Income Savings Weekly Dividend	18,926,847.82	200.00

STANDARD CHARTERED MUTUAL FUND
Standard Chartered Fixed Maturity 5th Plan Growth	5,000,000.00	50.00
Standard Chartered Liquidity Manager Plus Daily Dividend	50,829.42	50.83

TATA MUTUAL FUND
Tata Liquid Super High Investment Fund Weekly Dividend	174,172.10	200.00

20.	One of the subsidiaries viz., iPolicy, entered into an “Intellectual Property Asset Purchase Agreement” (the agreement) with iPolicy Networks Inc., on January 23, 2007. Pursuant to the above agreement along with ancillary agreements, the said subsidiary has acquired certain Copyright, Patent, Inventions and Trademark etc. as specified in the agreements (collectively referred as Intellectual Property Rights) for Rs. 76.14 Million. The consideration payable has been deposited in an Escrow Account with a bank pursuant to the Escrow Agreement dated January 22, 2007 and the amount will be released to iPolicy Networks Inc., on satisfaction of certain conditions/clarifications, as stipulated in the agreement.

21.	Previous year figures have been regrouped wherever necessary, to conform to the current period’s classification.

Signatures to Schedules I to XIII

As per our attached report of even date

For Deloitte Haskins & Sells		For Tech Mahindra Limited
Chartered Accountants
	Anand G.Mahindra	Vineet Nayyar
	Chairman	Vice Chairman, Managing Director & CEO

A. B. Jani	Al-Noor Ramji	Anupam Puri	Bharat Doshi
Partner	Director	Director	Director

	Clive Goodwin	Paul Zuckerman	Dr. Raj Reddy
	Director	Director	Director

Ulhas N. Yargop
Director
Vikrant Gandhe
Mumbai, Dated: 15th May, 2007	Boston; Dated: 7th May 2007		Asst. Company Secretary

ANNEXURE D

VENTURBAY CONSULTANTS PRIVATE LIMITED

Cash flow statement for the year ended		March 31, 2009 Rs.	March 31, 2008 Rs.
Particulars
A Cash flow from operating activities
Net profit/(loss) before taxation and exceptional item		(31,979)	(8,538)
Adjustments for Preliminary Expenses written off	26,479		4,414

		26,479	4,414

Operating profit before working capital changes		(5,500)	(4,124)
Adjustments for:
Trade and other payables	2,595		1,124

		2,595	1,124

Cash generated from operations before tax		(2,905)	(3,000)

Income taxes paid	—		—

		—	—

Net cash from / (used in) operating activities		(2,905)	(3,000)
B Cash flow from investing activities
Dividend received on current investments	—		—

Net cash from /(used in) investing activities		—	—
C Cash flow from financing activities
Proceeds from issue of shares (including Securities Premium)	—		—
Share application money	—		—
Interest paid	—		—

Net cash from / (used in) financing activities		—	—
Net increase/(decrease) in cash and cash equivalents (A+B+C)		(2,905)	(3,000)
Cash and cash equivalents at the beginning of the period		51,427	54,427

Cash and cash equivalents at the end of the period		48,522	51,427

Notes:

1	Components of cash and cash equivalents include cash, bank balances in current and deposit accounts as disclosed under Schedule 2 of the accounts.

		March 31, 2009	March 31, 2008
2	Cash and cash equivalents include:
	Cash and Bank Balances	48,522	51,427

	Total Cash and Cash equivalents	48,522	51,427

As per our attached report of even date

For Deloitte Haskins & Sells	For Venturbay Consultants Private Limited
Chartered Accountants

	Milind Kulkarni	Atanu Sarkar
Hemant M. Joshi	Director	Director
Partner	Place: Pune	Place: Pune
Dated: April 24, 2009	Date: April 24, 2009	Date: April 24, 2009

VENTURBAY CONSULTANTS PRIVATE LIMITED

Balance Sheet as at	Schedule	March 31, 2009 Rs.	March 31, 2008 Rs.
SOURCES OF FUNDS:
SHARE HOLDERS FUNDS:
Capital	1	110,000	110,000

		110,000	110,000

APPLICATION OF FUNDS:
CURRENT ASSETS, LOANS & ADVANCES:	2
Cash in hand		—	51,427
Bank balances		48,522	—

		48,522	51,427
LESS: CURRENT LIABILITIES AND PROVISIONS:
Current liabilities	3	7,047	4,452
Provisions		—	—

Net Current assets		41,475	46,975

MISCELLANEOUS EXPENDITURE
(To the extent not written off or adjusted)
Preliminary expenses	5	—	26,479
Debit balance in profit and loss account	4	68,525	36,546

		110,000	110,000

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS:	7

As per our attached report of even date

For Deloitte Haskins & Sells	For Venturbay Consultants Private Limited
Chartered Accountants

	Milind Kulkarni	Atanu Sarkar
Hemant M. Joshi	Director	Director
Partner	Place: Pune	Place: Pune
Dated: April 24, 2009	Date: April 24, 2009	Date: April 24, 2009

VENTURBAY CONSULTANTS PRIVATE LIMITED

Profit and Loss account for the year ended	Schedule	March 31, 2009 Rs.	March 31, 2008 Rs.
INCOME:		—	—

		—	—

EXPENDITURE:
Preliminary expenses written off	5	26,479	4,414
Administrative and other expenses	6	5,500	4,124

		31,979	8,538

LOSS/ (PROFIT) BEFORE TAXATION		31,979	8,538
Provision for tax		—	—

LOSS/ (PROFIT) FOR THE YEAR		31,979	8,538
Balance brought forward from previous year		36,546	28,008

Balance carried to Balance sheet		68,525	36,546

Earning/Loss per share (refer note no. 9 of the schedule 7)
Loss Per Share
- Basic		2.91	0.78
- Diluted		2.91	0.78

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS:	7

As per our attached report of even date

For Deloitte Haskins & Sells	For Venturbay Consultants Private Limited
Chartered Accountants

	Milind Kulkarni	Atanu Sarkar
Hemant M. Joshi	Director	Director
Partner	Place: Pune	Place: Pune
Dated: April 24, 2009	Date: April 24, 2009	Date: April 24, 2009

VENTURBAY CONSULTANTS PRIVATE LIMITED

Schedules forming part of the Balance Sheet

	Year ended March 31, 2009 Rs.	Year ended March 31, 2008 Rs.
SCHEDULE 1
SHARE CAPITAL:
Authorised:
Authorised share capital was increased from 10,000 Equity shares of Rs. 10/- each to 350,000 Equity shares of Rs. 10/- each at an Extraordinary General Meeting held on March 12, 2009.	35,000,000	1,000,000

	35,000,000	1,000,000

Issued and subscribed:
11,000 equity shares ( Previous year: Nil) of Rs. 10/- each fully paid up are held by Tech Mahindra Limited.	110,000	110,000
Paid up:
11,000 equity shares ( Previous year: Nil) of Rs. 10/- each fully paid up are held by Tech Mahindra Limited.

	110,000	110,000

SCHEDULE 2
CURRENT ASSETS , LOANS & ADVANCES
Cash and bank balances:
Cash in hand	—	51,427
Bank balances with scheduled banks:
-In current account	48,522	—

	48,522	51,427

SCHEDULE 3
CURRENT LIABILITIES AND PROVISIONS
Total Outstanding dues to Micro Enterprises & Small Enterprises	—	—
Total outstanding dues to Creditors other than Micro Enterprises & Small Enterprises	7,047	4,452

	7,047	4,452

SCHEDULE 4
PROFIT AND LOSS ACCOUNT:
Debit balance in Profit and loss account	68,525	36,546

	68,525	36,546

SCHEDULE 5
MISCELLANEOUS EXPENDITURE
(To the extent not written off or adjusted)
Preliminary expenses	26,479	30,893
Less: Written off	26,479	4,414

	—	26,479

Schedules forming part of the Profit and Loss Account
	Year ended March 31, 2009 Rs.	Year ended March 31, 2008 Rs.
SCHEDULE 6
Administrative and other expenses
Audit fees	1,500	1,124
ROC fees	4,000	1,000
Miscellaneous expenses	—	2,000

	5,500	4,124

VENTURBAY CONSULTANTS PRIVATE LIMITED

Schedule No. 7

Schedules forming part of the Balance Sheet and Profit and Loss Account

SIGNIFICANT ACCOUNTING POLICIES AND NOTES FORMING PART OF ACCOUNTS FOR THE YEAR ENDED ON MARCH 31, 2009

1.	Significant Accounting Policies:

(a)	Basis for preparation of accounts:

The accounts have been prepared to comply in all material aspects with applicable accounting principles in India, the Accounting Standards and the relevant provisions of the Companies Act, 1956.

(b)	Fixed Assets including intangible assets:

Fixed assets are stated at cost less accumulated depreciation. Costs comprise of purchase price and attributable costs, if any.

(c)	Depreciation / amortisation on fixed assets:

i)	The Company computes depreciation for all fixed assets including for assets taken on lease using the straight-line method based on estimated useful lives. Depreciation is charged on a pro-rata basis for assets purchased or sold during the year. Management’s estimate of the useful life of fixed assets is as follows:

Buildings	15 years
Computers	3 years
Plant and machinery	3-5 years
Furniture and fixtures	5 years
Vehicles	3-5 years

ii)	Leasehold land is amortised over the period of lease.

iii)	Leasehold improvements are amortised over the period of lease or expected period of occupancy whichever is less.

iv)	Intellectual property rights are amortised over a period of seven years.

v)	Assets costing upto Rs. 5000 are fully depreciated in the year of purchase.

(d)	Investments:

Long term investments are carried at cost. Provision is made to recognise a decline other than temporary in the carrying amount of long term investment.

Current investments are carried at lower of cost and fair value.

(e)	Impairment of Assets:

At the end of each year, the company determines whether a provision should be made for impairment loss on assets by considering the indications that an impairment loss may have occurred in accordance with Accounting Standard 28 on “Impairment of Assets”. Where the recoverable amount of any asset is lower than its carrying amount, a provision for impairment loss on assets is made for the difference. Recoverable amount is the higher of an assets net selling price and value in use. In assessing value in use, the estimated future cash flows expected from the continuing use of the asset and from its disposal are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of time value of money and the risks specific to the asset.

Reversal of impairment loss if any, is recognised immediately as income in the Profit and Loss Account

(f)	Revenue Recognition:

Revenue from software services and business process outsourcing services include revenue earned from services performed on ‘time and material’ basis, time bound fixed price engagements and system integration projects. The related revenue is recognized as and when services are rendered

(g)	Expenditure:

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition.

NOTES ON ACCOUNTS:

In the notes below ‘The Company’ refers to Venturbay Consultants Private Limited

2.	Balance of Preliminary expenses amounting to Rs. 26,479 have been written off during the year.

3.	During the year Tech Mahindra Limited has made investment of Rs. 81,428 in equity shares of the company. As a result the company became wholly owned subsidiary of Tech Mahindra Limited, Pune with effect from this date of investment.

4.	The Company did not have any employee on payroll during the year and therefore the disclosure required under Accounting Standard 15 on ‘employees benefits’, (AS-15) is not applicable for this financial year.

5.	Payment to Auditors:

	Amount in Rs.
Particulars	March 31, 2009	March 31, 2008
Audit fees	1,500	1,100
As advisor or in any other capacity	Nil	Nil
In any manner for certification etc.	Nil	Nil

Total	1,500	1,100

6.	The company has exercised the option given vide notification number G.S.R. 225 (E) dated March 31, 2009 issued by the Ministry of Corporate Affairs, Government of India on provisions of Accounting Standard 11, however this does not have any impact on the financial statements, as the Company does not have any long term foreign currency monetary items.

7.	During the year the company did not have any income hence the disclosure of information as required under Accounting Standard 17 on ‘Segmental reporting (AS – 17)’ is not required.

8.	As required under Accounting Standard 18 “Related Party Disclosures” (AS – 18), following are details of transactions during the year with the related parties of the Company as defined in AS – 18:

(a)	List of Related Parties and Relationships

Name of Related Party	Relation
Tech Mahindra Limited	Holding Company

Tech Mahindra (Americas) Inc, USA	Subsidiary of parent company

Tech Mahindra GmbH	Subsidiary of parent company

Tech Mahindra (Singapore) Pte Ltd.	Subsidiary of parent company

Tech Mahindra (Thailand) Ltd.	Subsidiary of parent company

PT Tech Mahindra Indonesia	Subsidiary of parent company

CanvasM Technologies Ltd.	Subsidiary of parent company

CanvasM (Americas) Inc.	Subsidiary of parent company

Tech Mahindra (Malaysia) SDN. BHD	Subsidiary of parent company

Tech Mahindra (Beijing) IT Services Ltd.	Subsidiary of parent company

Tech Mahindra Foundation	Subsidiary of parent company

b)	Related party transactions for the year ended March 31, 2009.

Particulars	March 31, 2009	March 31, 2008
Investments by holding company	Rs. 81,428	Rs. Nil

9.	Earning per share is calculated as follows:

Particulars	March 31, 2009	March 31, 2008
Profit / (Loss) after taxation (Rs.)	(31,979)	(8,538)
Equity Shares outstanding as at the year end (in nos.)	11,000	11,000
Weighted average Equity Shares outstanding as at the year end (in nos.)	11,000	11,000

Weighted average number of Equity Shares used as denominator for calculating Basic Earnings Per Share	11,000	11,000
Add: Diluted number of Shares	—	—
Number of Equity Shares used as denominator for calculating Diluted Earnings Per Share	11,000	11,000

Nominal Value per Equity Share (Rs.)	10	10

Earning/(Loss) Per Share
Earning/(Loss) Per Share (Basic) (Rs.)	(2.91)	(0.78)
Earning/(Loss) Per Share (Diluted) (Rs.)	(2.91)	(0.78)

10.	Based on the information available with the company, no creditors have been identified as “supplier” within the meaning of “Micro enterprises & small enterprises development (MSMED) Act, 2006”.

11.	The Board of Directors of Satyam Computer Services Limited on April 13, 2009 selected the company as the highest bidder to acquire a controlling stake in Satyam Computer Services Limited, subject to the approval of the Honorable Company Law Board (CLB). CLB has since granted its approval on April 16, 2009. The company has deposited a sum of Rs. 29,107 Million in escrow to cover the cost of 31% preferential issue by Satyam and a 20% open offer.

12.	The disclosures pursuant to Part I and Part II of Schedule VI of the Companies Act, 1956 have been made to the extent applicable to the company.

13.	Previous year figures have not been audited by the present auditors.

14.	Previous Year figures as applicable have been regrouped / reclassified wherever necessary.

For Venturbay Consultants Private Limited

Milind Kulkarni	Atanu Sarkar
Place: Pune	Place: Pune
Date: April 24, 2009	Date: April 24, 2009

VENTURBAY CONSULTANTS PRIVATE LIMITED

Regd.Office: 638-K, Abhyuday Nagar, Nachane Road, Ratnagiri-415639.

NOTICE

Notice is hereby given that the Forth Annual General Meeting of Venturbay Consultants Private Limited, will be held on Tuesday the 30th September 2008 at 11.00 A.M. at the Registered office of the Company at 638-K, Abhyuday Nagar, Nachane Road, Ratnagiri-415639 to transact the following business: -

ORDINARY BUSINESS:

1.	To receive, consider and adopt the audited Balance Sheet as at 31st March 2008 and Profit and Loss Account for the year ended as on that date and the reports of the Auditors and Directors thereon.

2.	To appoint auditors of the Company and to fix their remuneration.

NOTES:

1.	A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not to be a member.

2.	Proxies to be effective should be lodged with the company at its registered office not less than 48 hours before the commencement of the meeting.

BY ORDER OF THE BOARD OF DIRECTORS
FOR VENTURBAY CONSULTANTS PRIVATE LIMITED

Place: Pune
Date: 31-08-2008	DATTATRAYA NAPHADE	SUREKHA D. NAPHADE
	DIRECTOR	DIRECTOR

VENTURBAY CONSULTANTS PRIVATE LIMITED

Regd.Office: 638-K, Abhyuday Nagar, Nachane Road, Ratnagiri-415639.

DIRECTORS’ REPORT

To,

The Members,

M/S Venturbay Consultants Private Limited

Pune

Yours Directors are presenting the Forth Annual Report and audited accounts of your company for the year ended on 31st March 2008.

1-FINANCIAL RESULTS:

Particulars	Current Year (31.03.2008)	Previous year (31.03.2007)
Total Income	0.00	0.00
Total Expenses	8538.00	16976.00
Loss before tax	8538.00	16976.00
Provision for tax	0.00	0.00

Your directors are taking continuous efforts for making your company a Profit making company.

2-DIVIDEND:

As the company has sustained loss for financial year 2007-2008 your Directors do not recommend any dividend for the year.

3-DIRECTORS:

All the directors of the company are permanent directors not liable to retire by rotation.

4-FIXED DEPOSITS:

The Company has not accepted any Fixed Deposits from the public within the meaning of section 58A of the Companies Act, 1956.

5. DISCLOSURE OF INFORMATION:

As required by the Companies Act, 1956 (Disclosure of particulars in the report of the Board of Directors) Rules, 1988, the following information is given:

CONSERVATION OF ENERGY: NIL

RESEARCH & DEVELOPMENT: NIL

TECHNOLOGY, ABSORPTION, ADOPTION & INNOVATION: NIL

6. PARTICULARS OF EMPLOYEES:

No employee of the company was in receipt of salary exceeding the amount specified in Section 217(2A) of the Companies Act, 1956 during the year under review.

7. DIRECTORS’ RESPONSIBILITY STATEMENT:

Pursuant to the provisions of section 217 (2AA) of the Companies Act, 1956 the Directors state that;

a)	In the preparation of the annual accounts for the year ended March 31, 2008, the applicable accounting standards had been followed along with proper explanation relating to material departures;

b)	Yours directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the company as at March 31, 2008 and of the loss for that period;

c)	Your directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the act for safeguarding the assets of the company and for preventing and detecting fraud and other irregularities and

d)	The directors had prepared the annual accounts for the year ended March 31, 2008 on a going concern basis.

8. FIXED DEPOSITS:

The Company has not accepted any fixed deposits from Public during the year under report.

9. AUDITORS:

M/S Manoj V. Sakhare, Chartered Accountants. Pune, retires as Auditors of the company at the conclusion of the ensuing Annual General Meetings and have expressed their eligibility and willingness to act as the Auditors of the company till the conclusion the next Annual General meeting the, so Directors request you to re-appoint them as Auditor of the company and fix their remuneration.

BY ORDER OF THE BOARD OF DIRECTORS
FOR VENTURBAY CONSULTANTS PRIVATE LIMITED

Place: Pune
Date: 31-08-2008	DATTATRAYA NAPHADE	SUREKHA D. NAPHADE
	DIRECTOR	DIRECTOR

AUDITOR’S REPORT TO THE MEMBERS OF

VENTURBAY CONSULTANTS PRIVATE LTD.

The Members of VENTURBAY CONSULTANTS PRIVATE LTD.

1.	I have audited the attached Balance Sheet of VENTURBAY CONSULTANTS PRIVATE LTD., as at 31st March 2008 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

2.	I conducted my audit in accordance with auditing standards generally accepted in India. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

3.	As required by the Companies (Auditor’s Report) Order, 2003, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, I state that the said order is at present not applicable to the Company.”

4.	Further to my comments in the Annexure referred to above, I report that: -

(i)	I have obtained all the information and explanations which to the best of my knowledge and belief, were necessary for the purposes of my audit;

(ii)	In my opinion, proper Books of Account as required by Law have been kept by the Company so far as appears from my examination of those Books of the Company;

(iii)	The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the Books of Account;

(iv)	In my Opinion, the Balance Sheet & Profit and Loss Account dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(v)	On the basis of written representations received from the directors as on 31st March, 2008; and taken on record by the Board of Directors, I report that none of the directors is disqualified as on 31st March, 2008 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

(vi)	In my opinion and to the best of my information and according to the explanations given to me, the said accounts, read together with the notes thereon, give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India: -

(a)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2008;

(b)	in the case of the Profit and Loss Account, of the Loss for the year ended on that date.

For M. V. SAKHARE & CO.
Chartered Accountants

Place: Pune	M. V. Sakhare
Date: 31/08/2008	Proprietor
Member Ship No. 47787

VENTUREBAY CONSULTANTS PRIVATE LIMITED

ABHYUDAY NAGAR, NACHANE ROAD, RATNAGIRI 415639

BALANCE SHEET AS ON 31ST MARCH 2008.

	SCHEDULE	31/03/2007 (RS.)	31/03/2008 (RS.)
SOURCES OF FUNDS:
SHARE HOLDERS FUND:
CAPITAL	1	110000.00	110000.00

	TOTAL	110000.00	110000.00

APPLICATION OF FUNDS:
CURRENT ASSETS, LOANS & ADVANCES	2
CASH IN HAND		54427.00	51427.00
BANK BALANCES		0.00	0.00

		54427.00	51427.00
LESS: CURRENT LIABILITIES AND PROVISIONS
AUDIT FEES	3	3328.00	4452.00
PROFESSIONAL FEES PAYABLE			0.00

NET CURRENT ASSETS		51099.00	46975.00
PROFIT & LOSS A/C	4	28008.00	36546.00
MISCELLANEOUS EXPENDITURE (TO THE EXTENT NOT WRITTEN OFF OR ADJUSTED)—PRELIMINARY EXPENSES	5	30893.00	26479.00
P & L A/C DEBIT BAL.

	TOTAL	110000.00	110000.00

Notes forming part of the Accounts	7

As per my Report of even Date
M. V. SAKHARE & CO.
CHARTERED ACCOUNTANTS

M. V. SAKHARE	DIRECTOR	DIRECTOR
(PROPRIETOR)

PUNE: 31/08/2008

VENTUREBAY CONSULTANTS PRIVATE LIMITED

ABHYUDAY NAGAR, NACHANE ROAD, RATNAGIRI 415639

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2008.

	SCHEDULE	31/03/2007 (RS.)	31/03/2008 (RS.)
INCOME
		—	—

	TOTAL	0.00	0.00

EXPENDITURE:
PRELIMINARY EXPENSES W/OFF	5	4414.00	4414.00
ADMINISTRATIVE & OTHER EXPENSES	6	12562.00	4124.00

	TOTAL	16976.00	8538.00

LOSS BEFORE TAXATION:		16976.00	8538.00
PROVISIONS FOR TAXATION		0.00	0.00

LOSS FOR THE YEAR		16976.00	8538.00
LOSS AS PER LAST YEAR’S ACCOUNT		11032.00	28008.00

	TOTAL	28008.00	36546.00

Notes forming part of the Accounts	7

As per my Report of even Date
M. V. SAKHARE & CO.
CHARTERED ACCOUNTANTS

M. V. SAKHARE	DIRECTOR	DIRECTOR
(PROPRIETOR)

PUNE: 31/08/2008

VENTUREBAY CONSULTANTS PRIVATE LIMITED

ABHYUDAY NAGAR, NACHANE ROAD, RATNAGIRI 415639

SCHEDULE ‘1’ TO ‘7’ ANNEXED TO AND FORMING PART OF

THE BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31/03/2008.

	31/03/2007 (RS.)	31/03/2008 (RS.)
SCHEDULE 1
SHARE CAPITAL:
AUTHORISED:
100000 EQUITY SHARES OF RS. 10/- EACH	1000000.00	1000000.00

	1000000.00	1000000.00

ISSUED, SUBSCRIBED & PAID UP 11000 EQUITY SHARES OF RS. 10/- EACH	110000.00	110000.00

	110000.00	110000.00

SCHEDULE 2
CURRENT ASSETS, LOANS & ADVANCES

CASH AND BANK BALANCES:
CASH IN HAND	54427.00	51427.00
BANK BALANCE WITH SCHEDULED BANK	0.00	0.00

	54427.00	51427.00

SCHEDULE 3
CURRENT LIABILITIES AND PROVISIONS
AUDIT FEES PAYABLE	3328.00	4452.00

	3328.00	4452.00

SCHEDULE 4
PROFIT AND LOSS ACCOUNT
BALANCE TRF. FROM ANNEXED PROFIT AND LOSS ACCOUNT	28008.00	36546.00

	28008.00	36546.00

VENTUREBAY CONSULTANTS PRIVATE LIMITED

ABHYUDAY NAGAR, NACHANE ROAD, RATNAGIRI 415639

SCHEDULE ‘1’ TO ‘7’ ANNEXED TO AND FORMING PART OF

THE BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31/03/2008.

	31/03/2007 (RS.)	31/03/2008 (RS.)
SCHEDULE 5
MISCELLANEOUS EXPENDITURE (TO THE EXTENT NOT WRITTEN OFF OR ADJUSTED)
PRELIMINARY EXPENSES:	35307.00	30893.00
LESS: 1/10TH WRITTEN OFF	4414.00	4414.00

	30893.00	26479.00

SCHEDULE 6
ADMINISTRATIVE & OTHER EXPENSES AUDIT FEES	1124.00	1124.00
PROFESSIONAL FEES	8600.00	1000.00
MISC. EXPENSES	2838.00	2000.00

	12562.00	4124.00

SCHEDULE NO. 7

NOTES FORMING PART OF ACCOUNTS

SIGNIFICANT ACCOUNTING POLICIES AND NOTES FORMING PART OF

ACCOUNTS FOR THE YEAR ENDED ON 31ST MARCH 2008

1.	SIGNIFICANT ACCOUNTING POLICIES:

a)	General: The Financial Statements are prepared on the basis of historical cost convention and confirm to the business.

b)	Fixed Assets: Tangible assets are shown at cost less depreciation.

c)	Depreciation: Depreciation is provided as per the provisions of the section 205 (2) (b) and rates and basis specified in schedule XIV of the Companies Act, 1956 on Diminishing Balance Method.

d)	Inventories: Raw materials and consumable stores are valued at cost price or Market price whichever is lower.

e)	Revenue Recognition: Sale of goods and Job work charges are accounted on accrual basis.

f)	Expenses: Expenses are generally accounted on accrual basis.

2.	In the opinion of Directors, Current Assets, and Advances have value on realization in the ordinary course of business at least equal to the amount at which they are stated in the Balance Sheet.

3.	Considering the value of various item of raw materials required for the business it is not practicable for the Company to maintain day to day quantitative details of raw materials purchased, consumed and stock. Therefore information in this regard could not be furnished.

4.	Preliminary expenses are written off over a period of ten years.

5.	Contingent liabilities not provided in the books is Nil.

6.	Previous Year figures have been regrouped / reclassified wherever necessary.

BALANCE SHEET ABSTRACT AND COMPANY’S GENERAL BUSINESS PROFILE

PARTICULARS REQUIRED AS PER NOTIFICATION NO. GSR NO.388 (E) [F. NO.3/24/94-

CL/V(A)] DATED 15.05.1995 ISSUED BY THE DEPARTMENT OF COMPANY AFFAIRS,

MINISTRY OF LAW JUSTICIE AND COMPANY AFFAIRS

I.	REGISTRATION DETAILS:
	Registration No.	U 72200 PN 2004 PTC 019520
	State Code	11
	Balance Sheet Date	31st March 2008

II.	CAPITAL RAISED DURING THE PERIOD:	(Amt. in Thousand)
	Public Issue	NIL
	Right Issue	NIL
	Bonus Issue	NIL
	Private Placement / Promoters	NIL

III.	POSITION OF MOBILISATION & DEPLOYMENT OF FUND:
	Total Liabilities	110
	Total Assets	110

	SOURCES OF FUNDS:
	Paid – up Capital	110
	Reserve & Surplus	-37
	Secured Loans	000
	Unsecured Loans	000

	APPLICATION OF FUNDS:
	Net Fixed Assets	000
	Investments	000
	Net Current Assets	47
	Miscellaneous Expenses	26

IV.	PERFORMANCE OF THE COMPANY:
	Turnover	00
	Total Expenses	09
	Profit Before Tax	-9
	Profit After Tax	-9
	Earning per share (Annualised)	Rs. 0.00
	Dividend Rate (Purposed)	NIL

V.	GENERAL NAMES OF THREE PRINCIPAL PRODUCTS / SERVICES OF THE COMPANY (NOT APPLICABLE)

	FOR & ON BEHALF OF THE BOARD OF DIRECTORS

	FOR M/S VENTURBAY CONSULTANTS PVT. LTD.

DIRECTOR	DIRECTOR

VENTURBAY CONSULTANTS PRIVATE LIMITED

ABHYUDAY NAGAR, NACHANE ROAD, RATNAGIRI 415639

BALANCE SHEET AS ON 31ST MARCH 2007.

	SCHEDULE	31/03/2006 (RS.)	31/03/2007 (RS.)
SOURCES OF FUNDS:
SHARE HOLDERS FUND:
CAPITAL	1	110000.00	110000.00

	TOTAL	110000.00	110000.00

APPLICATION OF FUNDS:
CURRENT ASSETS, LOANS & ADVANCES	2
CASH IN HAND		65865.00	54427.00
BANK BALANCES		0.00	0.00

		65865.00	54427.00
LESS: CURRENT LIABILITIES AND PROVISIONS
AUDIT FEES	3	2204.00	3328.00

NET CURRENT ASSETS		63661.00	51099.00
PROFIT & LOSS A/C	4	11032.00	28008.00
MISCELLANEOUS EXPENDITURE (TO THE EXTENT NOT WRITTEN OFF OR ADJUSTED)—PRELIMINARY EXPENSES	5	35307.00	30893.00
P & L A/C DEBIT BAL

	TOTAL	110000.00	110000.00

Notes forming part of the Accounts	7

As per my Report of even Date
M. V. SAKHARE & CO.
CHARTERED ACCOUNTANTS

M. V. SAKHARE	DIRECTOR	DIRECTOR
(PROPRIETOR)

PUNE: 31/08/2007

VENTURBAY CONSULTANTS PRIVATE LIMITED

ABHYUDAY NAGAR, NACHANE ROAD, RATNAGIRI 415639

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2007.

	SCHEDULE	31/03/2006 (RS.)	31/03/2007 (RS.)
INCOME
		—	—

	TOTAL	0.00	0.00

EXPENDITURE:
PRELIMINARY EXPENSES W/OFF	5	4414.00	4414.00
ADMINISTRATIVE & OTHER EXPENSES	6	1102.00	12562.00

	TOTAL	5516.00	16976.00

LOSS BEFORE TAXATION:		5516.00	16979.00
PROVISIONS FOR TAXATION		0.00	0.00

LOSS FOR THE YEAR		5516.00	16976.00
LOSS AS PER LAST YEAR’S ACCOUNT		5516.00	11032.00

	TOTAL	11032.00	28008.00

Notes forming part of the Accounts	7

As per my Report of even Date
M. V. SAKHARE & CO.
CHARTERED ACCOUNTANTS

M. V. SAKHARE	DIRECTOR	DIRECTOR
(PROPRIETOR)

PUNE: 31/08/2007

VENTURBAY CONSULTANTS PRIVATE LIMITED

ABHYUDAY NAGAR, NACHANE ROAD, RATNAGIRI 415639

SCHEDULE ‘1’ TO ‘7’ ANNEXED TO AND FORMING PART OF

THE BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31/03/2007.

	31/03/2006 (RS.)	31/03/2007 (RS.)
SCHEDULE 1
SHARE CAPITAL:
AUTHORISED:
100000 EQUITY SHARES OF RS. 10/- EACH	1000000.00	1000000.00

	1000000.00	1000000.00

ISSUED, SUBSCRIBED & PAID UP
11000 EQUITY SHARES OF RS. 10/- EACH	110000.00	110000.00

	110000.00	110000.00

SCHEDULE 2
CURRENT ASSETS, LOANS & ADVANCES

CASH AND BANK BALANCES:
CASH IN HAND	65865.00	62427.00
BANK BALANCE WITH SCHEDULED BANK	0.00	0.00

	65865.00	62427.00

SCHEDULES 3
CURRENT LIABILITIES AND PROVISIONS
AUDIT FEES PAYABLE	2204.00	3328.00

	2204.00	3328.00

SCHEDULE 4
PROFIT AND LOSS ACCOUNT

BALANCE TRF. FROM ANNEXED PROFIT AND LOSS ACCOUNT	11032.00	28008.00

	11032.00	28008.00

VENTURBAY CONSULTANTS PRIVATE LIMITED

ABHYUDAY NAGAR, NACHANE ROAD, RATNAGIRI 415639

SCHEDULE ‘1’ TO ‘7’ ANNEXED TO AND FORMING PART OF

THE BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31/03/2007.

	31/03/2006 (RS.)	31/03/2007 (RS.)
SCHEDULE 5
MISCELLANEOUS EXPENDITURE (TO THE EXTENT NOT WRITTEN OFF OR ADJUSTED)
PRELIMINARY EXPENSES:	39721.00	35307.00
LESS: 1/10TH WRITTEN OFF	4414.00	4414.00

	35307.00	30893.00

SCHEDULE 6
ADMINISTRATIVE & OTHER EXPENSES
AUDIT FEES	1102.00	1124.00
PROFESSIONAL FEES	0.00	8600.00
MISC. EXPENSES	0.00	2838.00

	1102.00	12562.00

Name of the Company	Mar-09	Mar-08	Mar-07
Book value per share *
(Face value of Rs 10)
— Tech Mahindra Limited (Consolidated nos)	159.63	103.59	75.77
— Venturbay Consultants Pvt Ltd	3.77	4.27	4.64

Earnings ratio **
— Tech Mahindra Limited	453.00	136.18	112.25

*	Net worth / Number of shares outstanding

**	Profit before tax, minority interest and exceptional items/ Interest cost

Earnings ratio is not applicable to Venturbay since finance cost (as per the definitions mentioned in Paragraph 503 (d)) is Nil for last three years